

BROWN-FORMAN

GIN MARE
700 ml Alc. 42,7% vol.

A World of OPPORTUNITY

2024 Integrated Annual Report

OLD FORESTER
1924
10-YEAR-OLD
JACK DANIEL'S
Old No.7 Brand
Tennessee
SOUR MASH
WHISKEY
DISTILLED & BOTTLED BY
JACK DANIEL DISTILLERY
Coca-Cola





More than 150 years ago, Brown–Forman was founded by George Garvin Brown who sold one brand, Old Forester, in one market, the United States. Our employees now number 5,700, and our portfolio has grown to more than 40 brands sold in more than 170 countries. This extraordinary global growth has been driven by our unwavering desire to meet the preferences of our consumers and stay true to our founding promise that there is Nothing Better in the Market. As we deepen our resolve and further our investment in our brands, our people, and our environmental and social commitments, we see

A World of OPPORTUNITY.

Our
OPPORTUNITIES
Our Priorities

Dear Shareholders,

When I stepped into the role of President and CEO of Brown-Forman in January 2019, I did so with tremendous confidence in Brown-Forman's position within the spirits industry and an unwavering belief that we had all the necessary components—the strategy, the portfolio, the people, and the geographic breadth—to build our business for generations to come.

At the time, I recognized we worked in a dynamic environment, where technological advancements, generational and cultural shifts, and social and economic uncertainty would require us to be agile, thoughtful, and innovative. What I didn't anticipate was the persistent headwinds that would continually challenge our world, our industry, and our company—tariffs, a global pandemic, major supply chain disruptions, and significant inventory fluctuations across the entire spirits industry, to name only a few. Brown-Forman's business has not been immune to this adversity and the pressure it places on our performance.

Even so, after nearly six years of leading this company through uncertain and unprecedented times, I can genuinely say my confidence and belief in Brown-Forman has never wavered. We still have a solid foundation on which to drive consistent, reliable growth for our long-term shareholders—and we've made this foundation stronger by investing boldly and thoughtfully behind our brands, our global distribution network, and our people. In the spirit of this year's annual report theme, you might say we've created "a world of opportunity."

Unlocking Portfolio Growth Opportunities

Unlocking new growth opportunities begins foremost with our portfolio of brands. Brown-Forman has been on a premiumization journey for the last two decades, and today, I believe our portfolio is the strongest it has ever been, with premium, super-premium, and ultra-premium brands well-positioned to meet consumer trends and preferences, today and in the future.

In fiscal 2024, our brands were recognized by spirits enthusiasts as some of the best. Glenglassaugh Sandend was named 2023 Whisky of the Year by *Whisky Advocate*, the second year in a row a Brown-Forman brand claimed the top spot, with Jack Daniel's Bonded receiving the honor the previous year. In the following pages of this report, you will read about similar accolades for Woodford Reserve, Old Forester, Herradura, and our Jack Daniel's super-premium innovations, such as Jack Daniel's 10-Year-Old and Jack Daniel's 12-Year-Old.

From our newest brands, including Diplomático Rum and Gin Mare, to our long-standing stalwarts, such as Jack Daniel's Tennessee Whiskey and Woodford Reserve, to our popular ready-to-drink (RTD) offerings, including New Mix and the Jack Daniel's & Coca-Cola RTD, Brown-Forman's portfolio provides us a strong foundation to engage diverse consumers the world over.



> **"With your continued support, we can deliver strong results for generations to come."**
>
> **LAWSON E. WHITING**
> *President and Chief Executive Officer*

Broadening Our Geographic Reach

Today, Brown-Forman brands are sold in more than 170 countries, yet there is still a long runway for growth as we expand and elevate our route to market and introduce our brands to new consumers around the world.

By the end of fiscal 2024, we had owned distribution businesses in 16 countries, including Slovakia and Japan, which launched in August 2023 and April 2024, respectively. By owning our route to market, we gain greater control over how our brands are marketed and sold in these geographies. With our local teams focusing their time and energy on the Brown-Forman brands with the greatest growth potential, we believe we can expand our portfolio in these markets and increase both our value and market share.

In countries where we cannot own our distribution business, such as the United States, we rely on distribution partners and key relationships to help us expand our presence in both the on- and off-premise channels. In recent years, we have established new relationships with Pabst Brewing Company,

Reyes Beverage Group, and The Coca-Cola Company to extend our RTDs into new markets and outlets—ultimately increasing brand awareness, visibility, and accessibility.

Guided by Strong Leadership

Of course, it takes a talented team of individuals to anticipate trends, capitalize on opportunities, and cultivate growth—and the strength of Brown-Forman's team is as unparalleled as our portfolio. My greatest source of hope, pride, and inspiration has always been the 5,700 people around the world who work tirelessly on behalf of this great company. They continually rise to every challenge and opportunity, meet obstacles with fortitude and resolve, uphold our spirit of commitment in interactions with colleagues and partners, and maintain our company values as their guiding force.

In fiscal 2024, Brown-Forman announced the retirement of three long-serving members of our Executive Leadership Team: Matthew Hamel, EVP, General Counsel and Secretary; Kirsten Hawley, EVP, Chief People, Places, and Communications Officer; and Thomas Hinrichs, EVP, President, Emerging International.

Together, Matt, Kirsten, and Thomas dedicated more than 70 years in service to Brown-Forman. They have been instrumental in our company's growth over the last three decades and will leave behind a legacy rich with care and compassion, curiosity and courage, collaboration and innovation. I extend my deepest gratitude to each of them—Brown-Forman is better because of their leadership.

With these retirements—as well as Marshall Farrer now dedicating his time solely to his role as Chief Strategic Growth Officer—I have the privilege of appointing new members to the Executive Leadership Team. I am pleased to welcome Mike Carr as EVP, General Counsel and Secretary; Michael Masick as EVP, President, Emerging International; Diane Nguyen as Chief People, Places, and Communications Officer; and Yiannis Pafilis as EVP, President, Europe. Mike, Michael, Diane, and Yiannis are talented leaders with significant experience within the spirits industry and their respective fields. They each possess a keen intellect, exceptional strategic thinking and planning skills, and sophisticated enterprise mindsets. I look forward to working with them and know they will be valuable contributors to Brown-Forman's future growth.

Reflecting on the Past and Looking Ahead

It is true that fiscal 2024 may have brought more challenges than any of us anticipated. Yet when you consider our depletion-based business—which we believe represents the true health of our brands—our net sales growth was in line with, and operating income growth was well above, historical trends. With your continued support, we believe we can deliver strong results for generations to come.

And so, as we close out another chapter in Brown-Forman's 154-year journey, I reaffirm my belief in Brown-Forman's growth potential. I do so with great respect for our long-standing track record of success, with strong focus on the dynamic realities of our current business environment, and with great confidence in our ability to capitalize on the world of opportunity ahead of us.

With my deepest gratitude,

Lawson Whiting

LAWSON E. WHITING
President and Chief Executive Officer



BROWN-FORMAN EXECUTIVE LEADERSHIP TEAM

Lawson Whiting
President and
Chief Executive Officer

Matias Bentel
EVP, Chief Brands Officer

Leanne Cunningham
EVP, Chief Financial Officer

Marshall Farrer
EVP, Chief Strategic
Growth Officer

Matthew Hamel
EVP, General Counsel
and Secretary

Kirsten Hawley
EVP, Chief People, Places,
and Communications
Officer

Thomas Hinrichs
EVP, President,
Emerging International

Tim Nall
EVP, Chief Global Supply
Chain and Technology
Officer

Yiannis Pafilis
EVP, President, Europe

Crystal Peterson
EVP, Chief Inclusion
and Global Community
Relations Officer

Jeremy Shepherd
EVP, President,
USA and Canada

Dear Shareholders,

As we mark the passage of our company's 154th year, I'd like to recognize the hard work and dedication of our people and partners around the world. It's been a demanding year with notable changes in the operating environment. In moments like this—where there are challenges facing our industry and resilience is required—it's important that we lean into the long-term view of a committed and united family shareholder base, the strength of Brown-Forman's people, culture, and brands, and our sound governance model.



CAMPBELL P. BROWN
Chair of the Board

This year, experiences visiting with our shareholders, colleagues, and homeplaces around the world served as a reminder that at Brown-Forman, our glass is much more than half full. We remain confident in the talents of our people, the relevance of our portfolio, and our collective ability to deliver in "a world of opportunity" while honoring our spirit of commitment to sustainability, alcohol responsibility, a culture of inclusion, and being a good neighbor.

The Value of Long-Term Shareholders' Perspective

In March, our family shareholders visited Louisville and toured the expanded Brown-Forman Distillery in Shively, a community just south of our global headquarters. To walk the floor of the distillery, see our capital expansion firsthand, and meet our world-class production team filled me with pride. That week we also hosted institutional investors at our Old Forester and Woodford Reserve distilleries. They, too, had the opportunity to meet our people, experience our brands, and better understand what makes Brown-Forman such a sound investment and great company.

To our shareholders, thank you. It is years like fiscal 2024 that truly speak to the value of our long-term perspective. You remain a pillar of stability, which allows us to balance winning in the near term and creating value over generations. We know better than most that crafting something special takes time.

Power of Our People and Brands

This same spirit of excellence was on full display during my visit to Japan to celebrate the launch of our owned distribution business. I witnessed a team completely invested in growing our business in this important market and poised to unleash our brand portfolio for greater growth. During a stop in South Korea, the same level of commitment and drive to win was visibly on display.

There is enormous pride in the talents of our people when seeing how they boldly activated Woodford Reserve, Old Forester, and Herradura at the 150th running of the Kentucky Derby, Jack Daniel's at Formula 1 races, and Jack Daniel's & Coca-Cola RTD in our neighborhood liquor or grocery store.

There are many more examples throughout this report highlighting the powerful combination of our people and our portfolio. They are inspiring because they illustrate the strength of our culture, the global reach of our brands, and the world of opportunity in front of Brown-Forman.

To our nearly 5,700 employees around the world, thank you. You are simply the best in the business.

Fresh Perspectives and Strengthening Board Governance

The Brown-Forman Board of Directors had the opportunity to visit Scotland to immerse ourselves in our unique Scotch whisky distilleries and learn firsthand about the quality craftsmanship involved. During that trip—as with every engagement I've had with our Board—I found myself full of gratitude for their leadership acumen, passion for our business and people, and the consistency of their contributions in and out of the boardroom.

We continue to elevate our governance practices to leverage the different perspectives and voices on our Board and provide leadership opportunities within the Board structure. For example, we recently updated our Corporate Governance Guidelines to implement certain tenure parameters, including a five-year term limit on the Lead Independent Director role and Board committee chairs. These adjustments are aimed at creating more diverse contributions from our Directors, building a more resilient Board, and ensuring Brown-Forman continually benefits from the collective leadership of all our Directors.

In fiscal 2024, we welcomed Elizabeth (Eliza) Brown to the Brown-Forman Board. Eliza is a fifth-generation Brown family member who has been an owner and operator of various agribusiness ventures. Eliza's commitment and dedication to sustainability is reflected in her leadership as the President of Dendrifund, Inc.



S&P 500
Dividend Aristocrats Index

80 years
quarterly cash dividends

40 consecutive years
regular dividend increases



She also serves on the Board of Jack Daniel's Properties, Inc., owner of the Jack Daniel's trademark and a subsidiary of Brown-Forman. Eliza follows in the footsteps of her brother, Martin Brown Jr., who served on the Board for ten years.

I want to express my appreciation to Stuart Brown who is not standing for reelection after nine years of board service. Stuart has been a strong advocate for our brands, culture, and people, and served as a friend and mentor to many of us in the Brown family, Brown-Forman management, and Board of Directors. Stuart has also taken an active interest in helping develop our next generation of shareholders and our broader family governance efforts to continually enhance the connection between our long-term shareholders and the company. We thank him for his service, guidance, and friendship over the years. Sadly, Stuart's father, W.L. Lyons Brown Jr., who served as our Chair and CEO, passed away recently. For many of us in the fifth-generation of the Brown family, Lee was the first Chair and CEO we knew. The pride we feel in Brown-Forman today as a global spirits company is a direct result of Lee's vision and legacy. Lee's many accomplishments and wonderful family serve as reminders that the ideas of service and responsibility live far beyond our time as employees and shareholders of Brown-Forman.

BROWN-FORMAN BOARD OF DIRECTORS

Campbell P. Brown
Chair of the Board,
Brown-Forman Corporation
(1, 5,*, #)

Elizabeth M. Brown
President of Dendrifund, Inc. (#)

Stuart R. Brown
Managing Partner,
Typha Partners, LLC (#)

Mark A. Clouse
President and Chief Executive Officer,
Campbell Soup Company (4)

Marshall B. Farrer
EVP, Chief Strategic Growth Officer,
Brown-Forman Corporation (#)

Michael J. Roney
Retired Chief Executive Officer,
Bunzl plc (4, 5)

Jan E. Singer
Former Chief Executive
Officer, J.Crew (3,4)

Tracy L. Skeans
Chief Operating Officer
and Chief People Officer,
Yum! Brands, Inc. (3, 5)

Elizabeth A. Smith
Retired Chief Executive Officer,
Bloomin' Brands (3)

Michael A. Todman
Retired Vice Chairman,
Whirlpool Corporation (1, 2, 3, 5)

Lawson E. Whiting
President and Chief Executive Officer,
Brown-Forman Corporation (1, *)

(1) Member of Executive Committee of the Board of Directors
(2) Lead Independent Director
(3) Member of Audit Committee
(4) Member of Compensation Committee
(5) Member of Corporate Governance and Nominating Committee
(*) Member of Brown-Forman/Brown Family Shareholders Committee
(#) Member of the Brown Family

> **"We remain confident in the talents of our people, the relevance of our portfolio, and our collective ability to deliver in a world of opportunity."**

CAMPBELL P. BROWN
Chair of the Board

Our family governance framework continues to adapt and evolve to best meet the needs of our growing family. I'd like to recognize and commend the work that the Next Generation Subcommittee is doing together to uphold Brown-Forman's multi-generational partnership with our long-term shareholders. Members of this subcommittee are cultivating connections with each other and deepening their understanding of the company and engagement as shareholders. Seeing the next generation assemble is in itself inspiring and serves as a great reminder that there is indeed a "world of opportunity" awaiting them and Brown-Forman.

A World of Opportunity

This year's theme is fitting as it's important that we not lose sight of where we have been and the incredible possibilities before us. We have weathered squalls and storms before and we will again. I can't help but be optimistic about the opportunities that lie ahead for Brown-Forman. We are just scratching the surface of what's possible.

I'm excited about our future together and look forward to working with you to help Brown-Forman unlock its future potential. To all of our shareholders, thank you for your unwavering and enduring support.

With respect and gratitude,

CAMPBELL P. BROWN
Chair of the Board

Guided by OUR HISTORY



BROWN-FORMAN/BROWN FAMILY SHAREHOLDERS COMMITTEE

Pictured L-R:
Samuel Scales
Tammy Godwin
Owsley Brown III
Cary Brown
Martin Brown Jr.
McCauley Adams
Robinson Brown IV
Dace Polk Brown

Lawson Whiting
Sandra Frazier
Campbell Brown
Clay Kannapell

Not pictured:
Garvin Deters
Jim Joy
Elaine Musselman

Our past informs the present and inspires our future. Brown-Forman is an independent, publicly listed, family-controlled company, with shareholders six generations descended from our company's founder, George Garvin Brown. Brown family shareholders bring a generational perspective that has led to consistent growth and superior returns over the long term.

Brown family members engage regularly with company senior leadership through participation on our Board of Directors, family shareholder committees, and other governance-related positions. In fiscal 2024, we welcomed a new family Director, Elizabeth M. Brown, maintaining the total number of Brown family members on our Board at four. The Brown-Forman/Brown Family Shareholders Committee, co-chaired by Lawson E. Whiting, President and CEO, and Campbell P. Brown, Chair of the Board, serves as an opportunity for ongoing connection between the family and the company. Today, there is a growing number of George Garvin Brown's descendants who are in the sixth and seventh generation. The Next Generation Subcommittee of the Brown-Forman/Brown Family Shareholders Committee creates more connected, engaged, and informed shareholders. We hope to foster a sense of pride in Brown-Forman within future generations of the Brown family by focusing on developing relationships and education opportunities to further establish a deeper connection with the company.



Our Integrated Strategy

As we strive to achieve our highest ambition of Nothing Better in the Market, our integrated strategy focuses on four key pillars: portfolio, geographies, people, and investments.

In addition, we have long prioritized commitments to alcohol responsibility, diversity and inclusion, community relations, and environmental sustainability, and integrated them into our corporate strategy. We call these efforts Living a Spirit of Commitment. This work is overseen by our Commitments Council, comprised of our President and CEO; EVP, Chief Global Supply Chain and Technology Officer; EVP, Chief Inclusion and Global Community Relations Officer; and EVP, General Counsel. The Council provides updates with the full Executive Leadership Team and Board of Directors as needed, but at a minimum once a year.

To learn more about our commitments, progress, and performance, visit www.brown-forman.com/our-commitments.



A World of OPPORTUNITY

55%

international sales
as a percentage of total reported net sales versus 26% in fiscal 2000*

Since our founding in Kentucky in 1870 to today's worldwide presence, Brown-Forman has been on a steady path of global expansion. In fiscal 2024, 55% of our reported net sales were generated outside the United States. As our company has grown, we've acquired and introduced brands aligned with consumer trends and preferences in each global market, ensuring broad appeal across varied audiences.

Just like oak trees and aged spirits, seeing the outcomes of these investments takes time. Though it was a challenging year for spirits worldwide, the evolution of our portfolio enabled Brown-Forman to outperform industry averages in many countries, with reported net sales growth in several emerging international markets. In addition, as airline travel and the cruise industry return to normalized growth levels, reported net sales continue to improve in this channel.

No matter where consumers are or their drink of choice, Brown-Forman is ready, with a reach broad enough and a portfolio diverse enough, to suit their taste.

* Fiscal 2000 Wine and Spirits segment Net Sales (including excise taxes)

In fiscal 2017, Brown-Forman acquired an outstanding portfolio of single malt scotch brands. Today, brand awareness for Glenglassaugh, Benriach, and The Glendronach continues to grow, particularly among whisky connoisseurs, with **Glenglassaugh Sandend being named 2023 Whisky of the Year** according to *Whisky Advocate*.

Woodford Reserve is the number-one super-premium American whiskey in the world* and is accelerating its geographic expansion.

As we look to capture the opportunity of expanding tequila to more geographies, **el Jimador is now the number-one 100% agave tequila by volume in Australia, Brazil, and the United Kingdom.***


JACK DANIEL'S
BONDED RYE
GLENGLASSAUGH
50
SLANE
IRISH WHISKEY
TRIPLE CASKED
WOODFORD RESERVE
el Jimador
NEW MIX
CANTARITO
el Jimador
TEQUILA SILVER
100% DE AGAVE
DIPLOMÁTICO
RESERVA EXCLUSIVA
MEDITERRANEAN GIN
GIN MARE

Super-premium Jack Daniel's expressions, including Jack Daniel's Sinatra Select, Jack Daniel's Single Barrel Barrel Proof Rye, and Jack Daniel's Bonded Rye, **delivered strong double-digit reported net sales growth in fiscal 2024**—demonstrating the ongoing potential of premiumization throughout our portfolio.

In fiscal 2024, we completed our transitions to owned distribution in Slovakia and Japan, bringing the total to 16 markets, as well as announcing our plans to transition in Italy. Owned distribution allows us to fuel share growth, strengthen our position, unlock future potential, and capture more of the value chain.

New Mix, our tequila-based RTD beverage, **delivered its second consecutive year of double-digit reported net sales growth.** This product capitalizes on the consumer trends of convenience and flavor, leveraging the Mexican market's native spirit.

With the addition of **Gin Mare and Diplomático, Brown-Forman owns one of the top five brands globally** in two strong growth categories: ultra-premium gin and ultra-premium rum.

** International Wine and Spirits Record (IWSR) 2023*



OPPORTUNITY:
Continue to Lead in American Whiskey

OLD FORESTER
1924
10-YEAR-OLD

JACK DANIEL'S
ORIGINAL RECIPE
Tennessee
APPLE
JACK DANIEL'S
ORIGINAL RECIPE
Tennessee
HONEY

The most iconic name and leader in our American whiskey portfolio—and the largest driver of the value growth of this category worldwide—is the Jack Daniel's family of brands.* For the eighth year in a row, Jack Daniel's Tennessee Whiskey is the most valuable spirits brand in the world, according to Interbrand. We see significant potential for the brand to continue its growth trajectory. In addition, we are elevating our other super-premium brands and capturing global growth across the category.

** IWSR 2023*



Old
No.7
BRAND
JACK DANIEL'S
Old
No.7
BRAND
Tennessee
SOUR MASH
WHISKEY

Jack Daniel's Tennessee Whiskey
The world's most valuable spirits brand, according to Interbrand

WINNING THE HEARTS AND MINDS OF WHISKEY EXPERTS

The Jack Daniel's family of brands offers something for everyone. The brand's premium expressions exemplify our whiskey-making craftsmanship and are recognized by whiskey enthusiasts, including:

- ***Whisky Advocate—Bartender Spirit Awards Gold & Silver Medal 2023, #1 Whiskey of the Year 2022***
  Jack Daniel's Bonded
- ***Breaking Bourbon—#1 Rye Whiskey of 2023***
  Jack Daniel's Bonded Rye
- ***Ultimate Spirits Challenge Great Value Award 2023***
  Jack Daniel's Bonded & Jack Daniel's Triple Mash
- ***2023 San Francisco World Spirits Double Gold Medal***
  Jack Daniel's 10-Year-Old, Jack Daniel's 12-Year-Old, and Jack Daniel's Twice Barreled American Single Malt



REPEAT RECOGNITION FOR OUR WHISKEYS

Brown-Forman's American whiskeys receive accolades year after year for their quality and craftmanship. Since 2018, a Brown-Forman whisk(e)y has been in the top 10 of *Whisky Advocate's* Whisky of the Year, and both Woodford Reserve and Old Forester have each been named an Impact Hot Brand for the past six years. Woodford Reserve and Woodford Reserve Double Oaked earned Double Gold from the 2023 San Francisco World Spirits Competition.

Taking a Super-Premium Brand to New Heights

Woodford Reserve has grown volume at a strong double-digit compound annual growth rate since its founding more than a quarter-century ago. Today, it is the number-one super-premium American whiskey brand in the world by volume and value, based on IWSR 2023. Now, we are setting our sights for this brand even higher, with an ambition to become one of the top 10 super-premium spirit brands worldwide.

Woodford Reserve launched in the U.S. in 1996, and the U.S. remains our most developed market for this brand. Global Travel Retail continues to introduce Woodford Reserve to consumers worldwide, and we are using this groundwork to extend the brand into international markets.

Innovation is at the core of Woodford Reserve's journey. Our Double Oaked expression, launched in 2012, has grown to be the third-largest ultra-premium American whiskey by volume in the world.* The brand's most premium offerings, including Woodford Reserve Batch Proof and Woodford Reserve Master's Collection, were important drivers of reported net sales growth in fiscal 2024.

IWSR 2023

These beloved releases continue to elevate the profile of Woodford Reserve. The brand's success allowed us to leverage alliances with other powerful brands such as Williams-Sonoma and Baccarat. Woodford Reserve remains the presenting sponsor of The Kentucky Derby and explored the intersection of fashion and bourbon with the debut of The Flavor Note Collection on the red carpet at the 150th Kentucky Derby.

A Beloved Brand That Never Gets Old

Old Forester holds the distinction of being the only bourbon distilled, aged, and bottled before, during, and after Prohibition. The brand continues to expand its Whiskey Row series of ultra-premium expressions, each celebrating a different era in its long history. The most recent, Old Forester 1924, is a 10-year-old whiskey that gives fans a taste of what Old Forester was like a century ago. These ultra-premium expressions create a halo for the Old Forester family of brands, which recently crossed the 500,000 9-liter case milestone.



JACK DANIEL'S
OKX

7 WAYS FOR OLD No. 7 BRAND TO GROW

1. Reach new fans through their passion points.

Jack Daniel's entered its second year of sponsorship with McLaren Racing, a Formula 1 racing team. Becoming involved with Formula 1, the fastest-growing sport worldwide, allows us to engage with new audiences. In the first year of this relationship, there were races in more than 20 countries, across 34 markets, increasing visibility and brand recognition for the Jack Daniel's brand worldwide. We encourage all fans to enjoy the race and our products responsibly and to never drink and drive.

2. Offer two iconic global brands in one can.

In fiscal 2024, the Jack Daniel's and Coca-Cola RTD has sold over 120 million cans in over 25 markets. That's 120 million impressions of the Jack Daniel's brand, increasing visibility for the growing RTD category and our full-strength portfolio among the next generation of legal drinking age (LDA) consumers. RTDs also allow the Jack Daniel's trademark to participate in a broader range of consumer occasions, such as casual get-togethers, or paired with a meal.



JACK DANIEL'S
OLD No 7 BRAND
TENNESSEE WHISKEY
MIXED WITH
Coca-Cola



JACK DANIEL'S
BONDED RYE
SINGLE BARREL
RYE
12
10
SINATRA SELECT
TENNESSEE WHISKEY

3. Capture super-premium opportunities.

Jack Daniel's has been crafted in Lynchburg, Tennessee, for over 150 years. We continue to showcase our whiskey-making credentials through limited editions and new permanent expressions, such as Jack Daniel's Sinatra Select, Jack Daniel's Single Barrel Barrel Proof Rye, Jack Daniel's 10-Year-Old and 12-Year-Old expressions, and the newest member of the Bonded series, Jack Daniel's Bonded Rye.



4. Seize opportunities to enhance our routes to consumer.

In international markets where American whiskey is less developed, we see tremendous potential in capturing additional market share and net sales growth. We are unlocking access in geographies where we see the largest potential by transitioning to owned distribution, as we did in Slovakia and Japan in fiscal 2024.



5. Continue to leverage our influence in music.

Jack Daniel's has long been a favorite of musicians across genres and generations. For 20 years, we have sponsored Art, Beats + Lyrics, a U.S. art and hip-hop roadshow. A new Art, Beats + Lyrics documentary on Hulu celebrates the legacy of this cultural phenomenon.

Jack Daniel's is already sold in over 170 countries worldwide, yet this iconic brand still has a long runway for future growth. We are increasing Jack Daniel's reach by accelerating geographic expansion, recruiting the next generation of legal drinking age (LDA) consumers, premiumizing the portfolio, and extending the brand's presence into new occasions. We are focused on seven ways to drive future growth.



6. Make new friends in new occasions.

Flavors, including Jack Daniel's Tennessee Honey, Jack Daniel's Tennessee Fire, and Jack Daniel's Tennessee Apple, provide an accessible entry point to the Jack Daniel's family of brands. In the U.S., these brands have strong appeal among women and multicultural consumers, as well as the next generation of LDA consumers. We collectively sold more than 3 million 9-liter cases of these products in fiscal 2024. Flavors also offer convenience, providing an appealing base for an easy mixed drink.

7. Share world-class creative.

Jack Daniel's continues finding new ways to surprise and inspire, and to evolve the "Make It Count" global creative campaign. In fiscal 2024, we launched "In the Moment," a new U.S.-based campaign that encourages friends of Jack to live life on their own terms. We also introduced "Make Your Own Labels," a global campaign that gives a nod to the brand's iconic black and white label, while tapping into Jack Daniel's spirit of independence.

OPPORTUNITY:
Expand the Global Reach of Tequilas



Tequila is the fastest-growing category in full-strength spirits, driven by increasing interest of consumers from LDA to age 29. In fact, the margarita is a top bar call in the U.S. and Mexico.*****

With both clear and aged expressions, tequila is a versatile product suitable for a wide range of cocktails and occasions. The category has grown globally at a 17% compound annual growth rate over the last five years and is forecasted to grow three times faster than the total distilled spirits category.** The U.S. is expected to remain the core market for tequila, which has the potential to become the largest spirits category based on value. We are taking advantage of this momentum and priming our tequila brands for growth.

1 in 5

on-premise tequila
servings in the U.K. are made with el Jimador

Leaning into Authenticity and Heritage

Like whiskeys, fine tequilas are made with a sense of provenance and process. Tequila Herradura is the oldest super-premium tequila brand in the world; in fact, it was founded in 1870, the same year as Brown-Forman. More than 50 years ago, Casa Herradura began aging its tequilas in wooden barrels, thereby inventing the reposado category. Herradura Reposado recently won a Master's Medal from *The Spirits Business*, and in fiscal 2025, we will introduce a limited-edition expression to celebrate 50 years of reposado tequilas.

* CGA Data by NielsenIQ
** IWSR 2023
***IWSR Bevtrack 2023 Wave 1

SEEKING THE EXTRAORDINARY IN THE EVERYDAY



Beyond crafting exceptional tequilas, Tequila Herradura crafts experiences that redefine the extraordinary. To bring its "Extraordinary Awaits" campaign to life in Mexico City, the brand commissioned three local artists to create murals installed throughout the city. Tequila Herradura challenged artists to create work inspired not only by the campaign, but also a new sense of what it means to be Mexican: modern, fresh, cosmopolitan, and experience-driven.

To add an extra touch of the unexpected, the murals were coated with PURETi, a pioneering varnish that reduces air pollutants when activated by sunlight. The cumulative benefits of installing these murals equates to planting 1,569 trees.

Montserrat Ventura, a.k.a. Moon Venture



TEQUILA PLATA
ESTABLECIDO 1870
HERRADURA
DEL VALLE DE AMATITAN, JALISCO
TEQUILA
100% DE AGAVE
ENVASADO DE ORIGEN
ORIGINAL
HERRADURA PLATA
100% DE AGAVE
HECHO EN MÉXICO
TEQUILA
CONT. NET. 950ml
38% Alc. Vol.

Embracing Premium

Premium-plus brands are driving growth in the tequila category. As a result of recent price increases and revenue growth management activities, el Jimador is now positioned in the premium-plus segment, and a forthcoming redesigned bottle will elevate the brand's premium cues. Meanwhile, Herradura Legend and Selección Suprema expressions are priced at the prestige-plus level.

Growing Geographically

We are driving brand awareness and distribution for our tequila brands in the U.S. and in Mexico, and are focused on recruiting the next generation of LDA consumers. We are bringing the promise of these brands to Europe, South America, and Asia-Pacific through two global creative platforms, el Jimador's "Reserved for Everyone" and Herradura's "Extraordinary Awaits."

TEQUILA
el Jimador
RESERVED FOR EVERYONE

Investing in Capacity

To support our global growth, we announced a multi-year expansion of our tequila production capacity. As we will be able to produce at higher levels to meet consumer demand, we will do so sustainably: this includes further investments in water recycling and treatment necessary to support production and care for our environment.



GIN MARE
GLENGLASSAUGH DISTILLERY CO LTD
GLENGLASSAUGH
2012

OPPORTUNITY:

Be Bolder with Emerging Brands and RTDs

COASTAL MALT
GLENGLASSAUGH
COASTAL MALT
GLENGLASSAUGH
ESTD 1875
HIGHLAND SINGLE MALT SCOTCH WHISKY
SANDEND
RACHEL BARRIE MASTER BLENDER
70cl

Our emerging brands portfolio, which includes brands such as The Glendronach, Benriach, Glenglassaugh, Slane, Fords Gin, Gin Mare, and Diplomático, represents our next generation of growth. Through strategic portfolio reshaping, new routes to consumer, and alliances with other world-class brands, we will unlock new occasions and reach new consumers at premium price points in high-growth categories.

Investing in Every Brand's Potential

The term "emerging brand" refers to a brand's current stage of growth. It can be a new brand to our portfolio or one that has been part of the family for years. Emerging brands also vary by geography: for example, while tequila is well-established in Mexico and the U.S., we consider it an emerging brand in many other parts of the world.

We have invested in dedicated teams in certain markets, such as the U.S. and U.K., that manage emerging brands to create a foundation for future growth. One of many successes using this brand building model is Old Forester. While our founding brand is certainly not new in terms of time spent in the market, we saw potential to increase its consumer reach. When Old Forester joined the emerging brands portfolio in the U.S., it sold approximately 200,000 9-liter cases annually. In fiscal 2024, Old Forester family of brands grew out of the emerging brands portfolio, as it reached the 500,000 9-liter case mark and became a top 15 American whiskey brand.*

** IWSR 2023*

Staying Current with Old and Rare

Brown-Forman's single malt scotch brands, Benriach, The Glendronach, and Glenglassaugh, are examples of our successful portfolio reshaping over the past decade—and our ability to stay current and relevant with well-established brands. Due to focused efforts over the past eight years, Glenglassaugh is becoming a standout performer. Awareness and prestige of the brand among whisky connoisseurs is growing, with Glenglassaugh Sandend being named *Whisky Advocate's* 2023 Whisky of the Year. In 2023, through the old and rare program, we sold a Glenglassaugh cask from 1967 that was one of the largest cask sales in the history of the scotch whisky industry in terms of rarity, volume, and value. With its first-ever 12-year-old expression, new packaging, and fresh creative assets, this brand made a new debut. In addition to Glenglassaugh, we continue to increase supply to meet demand for our single malt scotch brands and believe these brands represent opportunities for future growth.


el Jimador
NEW MIX
PALOMA
TEQUILA CON TORONJA

New Mix, Brown-Forman's tequila-based RTD,
was the world's first tequila RTD and is the #1 RTD in Mexico with more than 10 million 9-liter cases sold in fiscal 2024.*

Leveraging Relationships to Take Jack to New Places

We're capitalizing on demand for convenience and flavor with the continued global rollout of the Jack Daniel's and Coca-Cola RTD. This product, which brings two iconic and celebrated brands together in one can, is the most successful U.S. launch in Brown-Forman history in terms of percent of distribution achieved based on accounts sold. The product is currently available in over 25 countries, and we're just getting started.

#1
whiskey RTD
according to U.S. Nielsen

2%
value share
*of the Cocktails & Long Drinks RTD Segment Globally**

80%
of Jack Daniel's & Coca-Cola RTD
*shoppers in the U.S. are new to the Jack Daniel's family of brands within the last year***

#2
product in the U.S.
in terms of off-premise distribution—second only to Jack Daniel's Tennessee Whiskey

Over 100 million
cans sold in fiscal 2024

Best New Product of 2023
The Spirits Business

Best Innovation
The Coca-Cola Company Networked Marketing Awards

Best Canned Cocktail, Best Drink Concept
Beverage Digest


JACK DANIEL'S
OLD
No 7
BRAND
TENNESSEE WHISKEY
MIXED WITH
Coca-Cola

* IWSR 2023
** U.S. Numerator 2024



OPPORTUNITY:
Be Better in Everything We Do

For more than 150 years, Brown-Forman has operated with a long-term perspective and respect for all of our stakeholders. This steadfast spirit of commitment is integral to our long-term strategy and success.

As we work toward the future, we will continue to focus on ensuring that a sustainable supply of the high-quality materials we depend on exists for years to come. We will further strengthen a culture where people feel like they belong and that reflects the diversity of our consumers. As always, we continue to promote responsible alcohol consumption and strive to be good neighbors in the communities where we operate.

Our Environmental Ambitions

2030 Ambition: Halve greenhouse gas (GHG) emissions

PROGRESS: 13% increase

From fiscal year 2022 to fiscal year 2023, emissions increased as a result of production increases that outpaced energy efficiency improvements. While we progress, we are identifying improvements in energy efficiency and investing in new process heating technologies that will reduce our footprint.

2030 Ambition: Use 100% renewable electricity

PROGRESS: 79% renewable electricity

We have made meaningful investments in renewable energy across our brands, from onsite solar installations to power purchase agreements. And we continue pursuing new renewable electricity projects across our portfolio to meet our 2030 ambition.

2030 Ambition: Achieve water balance in at-risk watersheds

PROGRESS: Improving measurement of water risk at our production facilities

We continue to build site-specific water stewardship plans for key watersheds that include reuse, efficiency improvements, and project collaborations.

2030 Ambition: Integrate circular economy principles

PROGRESS: Implementing opportunities for integration

From converting spent grain into energy to testing reusable cups at events and activations, we are promoting circular economy principles across our business.

2030 Ambition: 100% of primary packaging to be recyclable or reusable

PROGRESS: 98% recyclable

Using our Sustainable Packaging guidelines, we continue to improve the recyclability of our primary packages. In addition, we are increasing recycled content in our primary packaging, providing post-consumer plastic options in 50 mL bottles for airline customers.

2025 Ambition: Engage with 100% of our direct farmers on regenerative agricultural practices

PROGRESS: 100% of direct farmers engaged

We launched a regenerative agriculture scorecard initiative in calendar 2023 with direct grain farmers in the U.S. to document existing practices and identify areas for improvement. We are in the process of establishing new agricultural goals to advance sustainable practices across our supply chain.

Ambition: Support sustainable forestry

PROGRESS: Evaluating our wood supply chain and developing new sustainable forestry goals

Brown-Forman and Dendrifund continue to convene stakeholders and support the White Oak Initiative to inspire joint action to promote the health of forests that are home to white oak trees.

Ambitions for Our People

Brown-Forman is working toward a set of ambitions focused on our U.S. and global workforce. We are proud to have exceeded our ambition for women in senior leadership and seek to maintain this high level of representation.

2030 AMBITION: 50% women in professional- and leader-level positions globally

PROGRESS: 48%

2030 AMBITION: 40% women in senior leadership positions globally

PROGRESS: 45%

2030 AMBITION: 25% people of color in U.S. workforce

PROGRESS: 20%

2030 AMBITION: 6% individuals who self-identify as LGBTQ+ among salaried U.S. employees

PROGRESS: 3%

Please refer to our 2023 Impact Scorecard for a complete review of our commitments and performance.

Making a Difference Across OUR VALUE CHAIN



1. Agriculture

We work closely with direct grain farmers to encourage sustainable agricultural practices and seek opportunities for collaboration through Dendrifund's Initiative to Bring Back Rye to Kentucky.


6X750ML
FORDS GIN
DRY
GIN
DIPLOMÁTICO
DISTILLERY COLLECTION
N°1
BATCH KETTLE
RUM

2. Packaging

We collaborate with key packaging suppliers to identify opportunities to reduce GHG emissions and improve overall packaging sustainability.



3. Distillation

Once grains are dried and ground, we follow a time-honored process to ferment and distill them into fine spirits. We're making this process more efficient with renewable electricity, state-of-the-art heating technology, and anaerobic digestion that converts spent grain into renewable energy.



4. Barrel Making

White oak trees are formed into barrels, lending many of our spirits their distinctive color and flavor. We are committed to the conservation of the existing hardwood forests we depend on and use technology in our cooperage to minimize any wood waste.



5. Maturation

The process of aging spirits relies on traditional practices and natural elements. For example, many of our barrel houses are naturally energy efficient: barrels expand and contract with the seasons, forcing moisture into and out of the wood. The barrel run at the Woodford Reserve Distillery makes use of gravity to move barrels from the filling area to the rickhouse where they go to age.

6. Bottling

After aging to perfection, our spirits are ready to be bottled. We are focused on increasing the recycled content of our bottles and ensuring 100% of bottles are recyclable or reusable. At our Newbridge Bottling Facility, which supports our three scotch brands, a portion of bottling operations runs on solar electricity.



"Every day we make it, we make it the best we can." We've adhered to this philosophy for generations. Today, it is critical that our best is more sustainable. Here's how we do this at every step.

7. Transportation

Our bottles make their way from bottling plants to retail stores, restaurants, and bars around the world. We continuously search for opportunities that drive greater efficiencies, such as collaborating with transportation vendors to optimize routes.



8. Packaging End-of-Life

We are exploring ways to improve end-of-life use, such as our collaboration with the New Hampshire Liquor Commission on a takeback program to encourage recycling of empty glass spirits bottles. We also design our packaging to reduce environmental impacts at end-of-life. For example, we transitioned the Glenglassaugh secondary package from our standard tube to a paperboard folding carton, which improves recyclability and reduces emissions of the overall package.

The Source of
OUR SPIRITS

Some of the most important commodities used to make our products are the grains distilled into our spirits and the trees that become barrels for aging. Brown-Forman partners with growers and suppliers to work toward better ecosystems and a steady supply of these products for years to come.

Our sustainable agriculture working group spearheads engagement with direct farmers on regenerative agriculture practices. Now, the group is setting a strategy to scale sustainable agriculture efforts across the supply chain. In addition, Dendrifund, a nonprofit seed fund created by Brown-Forman and the Brown family, focuses on regeneration of crucial natural resources essential for whiskey distillation and aging, including grains, water, and wood. In fiscal 2024, Dendrifund received a $2.5 million commitment from Brown-Forman and an additional $2.5 million from the Brown family, contributions that will further advance sustainability initiatives within the whiskey industry.



We are working
to make rye a viable and beneficial crop in Kentucky once again.

Essential Grains

We source grains, including wheat, barley, corn, and rye, for our whiskey portfolio. To meet our direct farmer engagement goal, we introduced a scorecard that all direct grain farmers in the U.S. completed in calendar year 2023. The scorecard provided a guide for farmers to adopt regenerative practices related to soil, water, climate, and biodiversity. Completed scorecards provide a greater understanding of farmers' progress and priorities to date, and future opportunities to advance sustainable agriculture.

Rye was once widely grown in Kentucky. It is not only a key ingredient in whiskeys—it also enhances soil and water quality and improves the sustainability of other grains when used as a cover crop. Most of the rye that distillers use today is sourced from farms in Canada and Europe, but we are working to make rye a viable and beneficial crop in Kentucky once again. Building on the research that began in 2017, Woodford Reserve has deepened its commitment to purchase new varieties of Kentucky-grown rye over the next five years. As part of this commitment, the brand, along with Dendrifund, supports on-farm field trials, flavor trials, and shared learning activities, including rye growers' meetings and convening stakeholders to establish the Ohio Valley Grain Exchange, committed to sustainable, local grains.



Supporting White Oak Forests

In 2017, Dendrifund co-founded the White Oak Initiative along with a coalition of partners committed to the long-term sustainability of America's white oak forests. Representatives from Brown-Forman and the Brown family visited Capitol Hill in calendar 2023 to show support for the White Oak Resilience Act. Dendrifund and Jack Daniel's also co-hosted a Tennessee Forestry Association steering committee to discuss active work to restore 2,000 acres of forest for white oak and shortleaf pine restoration.

Committed to Operating
AT OUR BEST

Excellence applies not only to the quality of our products, but also the practices by which we operate.

As we expand our distilling and bottling capacity, as well as make enhancements to our production facilities, we are constantly evaluating ways to make our products more efficiently. The majority of our direct emissions come from burning natural gas or other fuels to make steam in our distilleries, and Brown-Forman is adopting technologies that improve energy efficiency and reduce GHG emissions. We are also transitioning to more efficient HVAC technologies such as electric heat pumps and geothermal systems.

Renewable energy sources are becoming an increasingly important part of our energy mix. We completed installation on a 620-kilowatt solar array at our bottling facility near Edinburgh, Scotland. If the installation generates more energy than we need for our operations, we will export it back to the grid, further reducing our onsite energy costs. Meanwhile, Slane Irish Whiskey signed a power purchase agreement to buy electricity for its distillery from a nearby wind farm. The purchase will meet approximately 60% of the distillery's electricity demand.





Doing More to Use Less

When consumers are done enjoying our products, an empty bottle remains. We're making strides to limit the amount of packaging materials we use and encouraging the recycling of empty bottles. Here are a few ways Brown-Forman is embracing sustainable packaging:

Design for Sustainability

We use a packaging scorecard to evaluate new bottle designs to highlight opportunities to lower our GHG impact compared to the designs they replace.

Sustainable Glass

One of our major glass suppliers is building a facility with new glass furnace technology that will operate with lower emissions and less waste—which will reduce our supply chain impact.

Recycled Plastic

Both Jack Daniel's Tennessee Whiskey and Woodford Reserve are offered in 50 mL plastic bottles for airline customers. We recently transitioned both products to 100% post-consumer plastic, resulting in a 46% GHG emission reduction for Jack Daniel's and a 44% GHG emission reduction for Woodford Reserve, compared to the previous bottles.

Bottle Takeback

For the second year, "Bring Back Jack," a campaign with the New Hampshire Liquor Commission, encourages consumers, along with bar and restaurant owners, to return empty glass wine and spirits bottles to state-controlled liquor stores in exchange for a coupon.

RECOGNITION FOR DOING THINGS RIGHT

Many Brown-Forman facilities received recognition in fiscal 2024 for sustainable operating practices. For example:

- In the first year that the U.S. Environmental Protection Agency's ENERGY STAR program offered a certification for distilleries, the *Jack Daniel Distillery* became one of the first to participate and become certified.

- Bord Bia, the Irish food board, recognized *Slane Irish Whiskey*, as well as 96 other local food and drink brands, for attaining Origin Green Gold Membership in 2023. Slane earned this award for energy and water efficiency improvements at its distillery.

- *Casa Herradura* obtained Green Company certification from the Ministry of Environment and Territorial Development of the state of Jalisco, Mexico. This is the fifth consecutive year the distillery obtained this certification, which outlines standards for environmental compliance.



Creating OPPORTUNITIES for All

95%

global annual retention
among salaried employees

In 1959, Brown-Forman published its first-ever company creed. This creed laid out a series of promises the company made to a range of stakeholders, including employees. It stated that "the company must provide a good place to work, fair treatment, opportunities for recognition and reward...a favorable climate for individual growth and development."

Brown-Forman continues to believe in this philosophy today because we know a diverse and inclusive workplace leads to better performance. In fiscal 2024, we introduced a D&I strategic framework with four pillars: Colleagues, Culture, Consumers, and Communities. This framework will allow us to further create a culture of inclusion, which is particularly important as the consumer landscape continues to evolve and Brown-Forman grows internationally and expands into new markets.



In fiscal 2024, Brown–Forman Brazil signed the UN Women's Empowerment Principles. *Our GROW Employee Resource Group (ERG) participated in advocating this action, which reinforces Brown-Forman's commitment to gender equality and female empowerment in the work environment, market, and community.*

Colleagues

Our Colleagues pillar focuses on attracting, retaining, and growing a workforce that is reflective of the consumers and communities we serve. We are making good progress toward each of our ambitions on representation (see page 21) and continue to exceed our ambition for women in senior leadership positions worldwide.

Culture

Beyond encouraging diverse representation, we are working to foster an inclusive culture where we can all bring our best selves to work. Brown-Forman has an inclusive leadership program, Lead Better: Inclusive Leadership @ B-F, that educates participants about what it means to be an inclusive leader in an inclusive culture. We have shared it with all executive and business leaders, and we plan to cascade it to the next level: our people leaders. We also continue to encourage conversations about the foundations of an inclusive culture through our "Let's Talk" series.

Since 2009, ERGs have been integral to our culture, building awareness of key issues and creating space for colleagues to learn and explore. In fiscal 2024, we launched our newest ERG, Awareness and Advocacy of Visible & Invisible Disabilities (AAVID), bringing our total to ten.

Consumers

Part of strengthening our brands is being inclusive of all LDA consumers. To do this, we consider all aspects of how we go to market across all communication channels. This includes seeking out diverse camera crews, on-screen talent, content creators, and media platforms. As we work toward meaningful representation across dimensions of gender, ethnicity, sexual orientation, and ability, we seek to ensure representation is reflected authentically in all that we do.

Communities

We have opportunities to foster inclusion across our industry and in the communities where we operate.

We are co-creators of the Nearest & Jack Advancement Initiative, the first-of-its-kind program for increasing diversity in the spirits industry. Through the Business Incubation Program, we welcomed two new business partners in 2023, Blackleaf Organic Vodka and Mission Craft Cocktails. We also held the second annual Spirits on the Rise Summit in fiscal 2024, which shared resources for Black, Indigenous, and People of Color (BIPOC) entrepreneurs entering the spirits industry.

Brown-Forman is also making a difference for communities in our Louisville hometown and around the world. Learn more about the work of the Brown-Forman Foundation on p. 32.



15 **years of Employee Resource Groups** *at Brown-Forman*

An Award-Winning WORKPLACE



Brown-Forman received a number of awards in fiscal 2024 that serve as a testament to the diverse and inclusive culture we're creating around the world:



Great Place to Work™
Australia, Belgium, Brazil, Czechia, France, Germany, Greater China, India, Italy, The Netherlands, Poland, Spain, Taiwan, Thailand, Türkiye, United Kingdom

Best Workplaces for Women
Türkiye

100% Score on Human Rights Campaign Corporate Equality Index
13 consecutive years

Race Equality Matters Trailblazer
United Kingdom



TalentBoard Candidate Experience Awards
United States and Europe

Disability Equality Index: Best Places to Work
United States

Equal Opportunities Company Certification
Poland

Doing Business the
RESPONSIBLE WAY

Ethics and Compliance

 In fiscal 2024, Brown-Forman was recognized as one of the World's Most Ethical Companies for the third consecutive year by Ethisphere, and our ethical culture survey scores exceeded industry benchmarks. We believe this demonstrates Brown-Forman's commitment to ethical business practices. Our compliance program, a global initiative, is underpinned by the following elements:

- Assessing risk against criteria, including trade sanctions, anti-corruption, environmental, human rights, cybersecurity, and data privacy.

- Educating our employees on compliance risk annually and via targeted training covering anti-corruption, human rights, data privacy, and cybersecurity, along with training business partners on compliance expectations.

- Communicating compliance trends and updates globally via our Compliance Champion network that cascades messages to employees.

- Maintaining a Code of Conduct Committee, chaired by the company's Chief Risk, Ethics, and Compliance Officer that meets twice a year to set objectives and review progress.

- Providing reporting channels where employees and non-employees can report concerns anonymously via email or phone from 46 countries in 12 languages.

- Updating our Code of Conduct annually to connect our core values to our work and provide guidance into our investigative process.

- Continuously evolving our compliance program based on external developments, benchmarking, company strategy, and data trends.

- Communicating expectations to vendors and suppliers via the Brown-Forman Supplier Code of Conduct.



Human Rights

Brown-Forman prioritizes the health, safety, respect, and well-being of all people within our organization, across our operations, and in the communities in which we operate. Our Human Rights Steering Committee, chaired by our Chief Risk, Ethics, and Compliance Officer, continues to make progress on our three-year human rights strategy that covers risk assessment, training, and due diligence.

Health and Safety

Whether employees are building barrels in our cooperage, crafting spirits in our distilleries, leading homeplace tours, conducting sales, or working in an office, their safety is our priority. Per our Health and Safety Policy, Brown-Forman is committed to safeguarding our employees, contractors, and visitors. We create and maintain a safe work environment and establish programs and teams responsible for mitigating risk. We monitor injury performance through dashboards that include near misses, first care, and recordable cases. In calendar year 2023, Brown-Forman experienced 2.08 recordable injuries per 100 full-time employees, which includes global production and our Louisville corporate campus, a five year low. We also experienced zero work-related employee fatalities globally. We use this data to establish injury reduction programs through targeted loss control initiatives and continuous improvement.

Information Security

Brown-Forman relies on information technology systems, networks, and services to manage all aspects of our business. Our information security team works vigilantly to protect the company against increasingly sophisticated cybercrimes and attacks. As the company moves toward a more mobile and hybrid workforce, the team uses a zero-trust architecture based on a philosophy of "never trust, always verify." It requires all users, irrespective of whether they are inside or outside an organization's network, to continuously validate their identities, using multi-factor authentication where needed, to gain access to applications and data. This framework, and its related security improvements, make Brown-Forman's systems, network, and data more secure.

Contributing to COMMUNITIES





Brown-Forman Corporation and the Brown-Forman Foundation contributed $14.9 million to organizations serving the community in fiscal 2024. We focus our giving on organizations that are committed to ensuring essential living standards, empowering responsible and sustainable living, and enhancing arts and culture.

Investing in Louisville

Brown-Forman has been in Louisville, Kentucky, since its founding in 1870 and has called the California neighborhood home to our headquarters for 100 years. We strive to be a good neighbor by taking an approach that is locally focused and relationship-driven.

In fiscal 2022, the Brown-Forman Foundation made the largest investment in its history, a 10-year, $50 million commitment to five organizations committed to transforming educational opportunities in West Louisville. One of these organizations is the West End School, a tuition-free independent school serving boys in pre-K through 8th grade. With the Foundation's support, the school is now expanding, breaking ground on a new campus for girls. West End Girls' School will welcome 150 students into an educational system that has demonstrated academic success.

$34M **Brown-Forman Foundation**
grants since inception in 2018

Investing Globally

Globally, we empower all employees around the world to identify priorities and opportunities in their communities. Since fiscal 2020, our contributions outside of Louisville have increased by 20%. We also encourage employees to volunteer and serve on nonprofit boards, with employees logging 18,500 hours of time in fiscal 2024. Global highlights include:

- More than 100 team members supported 12 community organizations near Hamburg, Germany, spending a day sorting clothing for refugees, cleaning up trash, distributing food, and beautifying natural areas.
- Employees in South Africa partnered with Breadline Africa to fund and organize a holiday beach day event for children at a local school. For some children it was their first trip to the beach, and employees ensured the day was special for each student.
- Colleagues in India participated in The Vedanta Delhi Half Marathon in partnership with United Way Delhi. Brown-Forman employees raised money to promote women's empowerment and life skill development.


Proving Genius
in Every Neighborhood



Empowering Mindful Choices

Our products bring people together to connect, celebrate, and make lasting memories. With this comes a responsibility to promote and empower safe alcohol consumption.

Through our 2030 Alcohol Responsibility strategy, focused on empowering mindful choices around our brands, we work to:

• Prevent drunk driving.

• Prevent underage access and consumption.

• Empower bystander intervention.

• Promote responsible drinking and decisions.

We execute this work through our Pause Campaign, which inspires action among colleagues, business partners, consumers, and other stakeholders. Other ways we help promote responsible choices—within our business and among consumers—include:

• Providing hospitality members with tools and trainings to mitigate harm within bars, restaurants, and other venues where beverage alcohol is served.

• Leveraging our SPIRIT ERG to empower mindful choices and promote inclusion of all employees, regardless of their choice whether or not to drink alcohol.

• Participating in the International Alliance for Responsible Drinking, which actively supports international goals to reduce harmful consumption.

• Complying with all relevant beverage alcohol advertising codes, including the DISCUS Code, which specifies that at least 71.6% of the viewers of each media placement should be LDA; data indicate that on platforms where we advertise, LDA viewers make up over 80% of cumulative total impressions.

• Partnering with local and national organizations that offer hope and recovery for those experiencing addiction, including Volunteers of America, The Healing Place, and Ben's Friends.

• Encouraging responsible consumption at events sponsored by our brands, such as hydration stations and zero-proof options of our branded cocktails.



Selected FINANCIAL DATA

For Year Ended April 30: (Dollars in millions, except per share amounts)	2020	2021[1]	2022	2023	2024[2]
SALES	$ 4,306	$ 4,526	$ 5,081	$ 5,372	$ 5,328
EXCISE TAXES	$ 943	$ 1,065	$ 1,148	$ 1,144	$ 1,150
NET SALES	$ 3,363	$ 3,461	$ 3,933	$ 4,228	$ 4,178
GROSS PROFIT	$ 2,127	$ 2,094	$ 2,391	$ 2,494	$ 2,526
OPERATING INCOME	$ 1,091	$ 1,166	$ 1,204	$ 1,127	$ 1,414
NET INCOME	$ 827	$ 903	$ 838	$ 783	$ 1,024
WEIGHTED-AVERAGE SHARES (IN MILLIONS) USED TO CALCULATE EARNINGS PER SHARE					
— Basic	477.8	478.5	478.9	479.2	476.4
— Diluted	480.4	480.7	480.6	480.5	477.2
EARNINGS PER SHARE FROM CONTINUING OPERATIONS					
— Basic	$ 1.73	$ 1.89	$ 1.75	$ 1.63	$ 2.15
— Diluted	$ 1.72	$ 1.88	$ 1.74	$ 1.63	$ 2.14
GROSS MARGIN	63.2%	60.5%	60.8%	59.0%	60.5%
OPERATING MARGIN	32.4%	33.7%	30.6%	26.7%	33.8%
EFFECTIVE TAX RATE	18.0%	16.5%	24.7%	23.0%	21.2%
AVERAGE INVESTED CAPITAL[3]	$ 4,301	$ 4,969	$ 5,104	$ 5,551	$ 6,486
RETURN ON AVERAGE INVESTED CAPITAL[3]	20.8%	19.5%	17.6%	15.3%	17.3%
CASH PROVIDED BY OPERATIONS	$ 724	$ 817	$ 936	$ 640	$ 647
CASH DIVIDENDS DECLARED PER COMMON SHARE[4]	$0.6806	$ 0.7076	$ 1.7360	$0.7880	$ 0.8466
DIVIDEND PAYOUT RATIO[4,5]	39.3%	37.5%	99.2%	48.3%	39.4%
as of April 30:					
TOTAL ASSETS	$ 5,766	$ 6,522	$ 6,373	$ 7,777	$ 8,166
LONG-TERM DEBT	$ 2,269	$ 2,354	$ 2,019	$ 2,678	$ 2,372
TOTAL DEBT	$ 2,602	$ 2,559	$ 2,269	$ 2,913	$ 3,100

1. Results for fiscal 2021 include a pre-tax gain on sale of $127 million from the divestiture of Early Times, Canadian Mist, and Collingwood and related assets.
2. Results for fiscal 2024 include a pre-tax gain on sale of $92 million from the divestiture of Finlandia and a pre-tax gain on sale of $175 million from the divestiture of Sonoma-Cutrer and related assets.
3. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Presentation Basis – Non-GAAP Financial Measures" for details on our use of "return on average invested capital," including how we calculate this measure and why we think this information is useful to readers.
4. Cash dividends declared per common share and the dividend payout ratio include special cash dividends of $1.00 in fiscal 2022.
5. We define dividend payout ratio as cash dividends divided by net income.

To learn more about our commitments, progress, and performance, visit www.brown-forman.com/our-commitments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission File Number 001-00123

BROWN-FORMAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**61-0143150**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
850 Dixie Highway	
Louisville, Kentucky	**40210**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(502) 585-1100**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A Common Stock (voting), $0.15 par value	BFA	New York Stock Exchange
Class B Common Stock (nonvoting), $0.15 par value	BFB	New York Stock Exchange
1.200% Notes due 2026	BF26	New York Stock Exchange
2.600% Notes due 2028	BF28	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value, as of the last business day of the most recently completed second fiscal quarter, of the voting and nonvoting equity held by nonaffiliates of the registrant was approximately $19,400,000,000.

The number of shares outstanding for each of the registrant's classes of Common Stock on June 10, 2024, was:

Class A Common Stock (voting), $0.15 par value	169,123,305
Class B Common Stock (nonvoting), $0.15 par value	303,536,661

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Proxy Statement for use in connection with the Annual Meeting of Stockholders to be held July 25, 2024, are incorporated by reference into Part III of this report.

Table of Contents

Forward-Looking Statement Information. Certain matters discussed in this report, including the information presented in Part II under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contain statements, estimates, and projections that are "forward-looking statements" as defined under U.S. federal securities laws. Words such as "aim," "ambition," "anticipate," "aspire," "believe," "can," "continue," "could," "envision," "estimate," "expect," "expectation," "intend," "may," "might," "plan," "potential," "project," "pursue," "see," "seek," "should," "will," "would," and similar words indicate forward-looking statements, which speak only as of the date we make them. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, forward-looking statements involve risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. These risks and uncertainties include, but are not limited to, those described in Part I under "Item 1A. Risk Factors" and those described from time to time in our future reports filed with the Securities and Exchange Commission, including:

- Our substantial dependence upon the continued health of the Jack Daniel's family of brands
- Route-to-consumer changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in higher fixed costs
- Disruption of our distribution network or inventory fluctuations in our products by distributors, wholesalers, or retailers
- Changes in consumer preferences, consumption, or purchase patterns – particularly away from larger producers in favor of small distilleries or local producers, or away from brown spirits, our premium products, or spirits generally, and our ability to anticipate or react to them; further legalization of marijuana; bar, restaurant, travel, or other on-premise declines; shifts in demographic or health and wellness trends; or unfavorable consumer reaction to new products, line extensions, package changes, product reformulations, or other product innovation
- Substantial competition from new entrants, consolidations by competitors and retailers, and other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets or distribution networks
- Production facility, aging warehouse, or supply chain disruption
- Imprecision in supply/demand forecasting
- Higher costs, lower quality, or unavailability of energy, water, raw materials, product ingredients, or labor
- Risks associated with acquisitions, dispositions, business partnerships, or investments – such as acquisition integration, termination difficulties or costs, or impairment in recorded value
- Impact of health epidemics and pandemics, and the risk of the resulting negative economic impacts and related governmental actions
- Unfavorable global or regional economic conditions and related economic slowdowns or recessions, low consumer confidence, high unemployment, weak credit or capital markets, budget deficits, burdensome government debt, austerity measures, higher interest rates, higher taxes, political instability, higher inflation, deflation, lower returns on pension assets, or lower discount rates for pension obligations
- Product recalls or other product liability claims, product tampering, contamination, or quality issues
- Negative publicity related to our industry, company, products, brands, marketing, executive leadership, employees, Board of Directors, family stockholders, operations, business performance, or prospects, including labor strikes and work stoppages
- Failure to attract or retain key executive or employee talent
- Risks associated with being a U.S.-based company with a global business, including commercial, political, and financial risks; local labor policies and conditions, including labor strikes and work stoppages; protectionist trade policies, or economic or trade sanctions, including additional retaliatory tariffs on American whiskeys and the effectiveness of our actions to mitigate the negative impact on our margins, sales, and distributors; compliance with local trade practices and other regulations; terrorism, kidnapping, extortion, or other types of violence; and health pandemics
- Failure to comply with anti-corruption laws, trade sanctions and restrictions, or similar laws or regulations
- Fluctuations in foreign currency exchange rates, particularly a stronger U.S. dollar
- Changes in laws, regulatory measures, or governmental policies, especially those affecting production, exportation, importation, marketing and promotion, labeling, pricing, distribution, sale, or consumption of our beverage alcohol products
- Tax rate changes (including excise, corporate, sales or value-added taxes, property taxes, payroll taxes, import and export duties, and tariffs) or changes in related reserves, changes in tax rules or accounting standards, and the unpredictability and suddenness with which they can occur
- Decline in the social acceptability of beverage alcohol in significant markets
- Significant additional labeling or warning requirements or limitations on availability of our beverage alcohol products
- Counterfeiting and inadequate protection of our intellectual property rights
- Significant legal disputes and proceedings, or government investigations

- Cyber breach or failure or corruption of our key information technology systems or those of our suppliers, customers, or direct and indirect business partners, or failure to comply with personal data protection laws
- Our status as a family "controlled company" under New York Stock Exchange rules, and our dual-class share structure

Use of Non-GAAP Financial Information. Certain matters discussed in this report, including the information presented in Part II under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," include measures that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP, and also may be inconsistent with similarly titled measures presented by other companies. In Part II under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," we present the reasons we use these measures under the heading "Non-GAAP Financial Measures," and we reconcile these measures to the most closely comparable GAAP measures under the heading "Results of Operations."

PART I

Item 1. *Business*

Overview

Brown-Forman Corporation (the "Company," "Brown-Forman," "we," "us," or "our" below) was incorporated under the laws of the State of Delaware in 1933, successor to a business founded in 1870 as a partnership and later incorporated under the laws of the Commonwealth of Kentucky in 1901. We primarily manufacture, distill, bottle, import, export, market, and sell a wide variety of beverage alcohol products under recognized brands. We employ approximately 5,700 people (excluding individuals who work on a part-time or temporary basis) on six continents, including approximately 2,600 people in the United States (approximately 13% of whom are represented by a union) and 1,100 people in Louisville, Kentucky, USA, home of our world headquarters. According to International Wine & Spirit Research (IWSR), we are the largest American-owned spirits and wine company with global reach. We are a "controlled company" under New York Stock Exchange rules because the Brown family owns more than 50% of our voting stock.

For a discussion of recent developments, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary."

Brands

Beginning in 1870 with Old Forester Kentucky Straight Bourbon Whisky – our founding brand – and spanning the generations since, we have built a portfolio of more than 40 spirit, ready-to-drink (RTD) cocktail, and wine brands that includes some of the best-known and most loved trademarks in our industry. The most important and iconic brand in our portfolio is Jack Daniel's Tennessee Whiskey, the #1 selling American whiskey in the world.[1] Jack Daniel's Tennessee Whiskey was recently named the most valuable spirits brand in the world in the 2023 Interbrand "Best Global Brands" rankings, and the newly released Glenglassaugh Sandend was named the "2023 Whisky of the Year" by *Whisky Advocate*. Our premium bourbons, Woodford Reserve and Old Forester, were once again selected for the Impact "Hot Brands"[2] list, marking eleven and six consecutive years on the list, respectively, as were Jack Daniel's RTDs.

Principal Brands

Jack Daniel's Tennessee Whiskey	el Jimador Tequilas[5]
Jack Daniel's RTD[3]	el Jimador New Mix RTD
Jack Daniel's Tennessee Honey	Herradura Tequilas[9]
Gentleman Jack Rare Tennessee Whiskey	Korbel California Champagnes[6]
Jack Daniel's Tennessee Apple	Korbel California Brandy[6]
Jack Daniel's Tennessee Fire	Sonoma-Cutrer California Wines[7]
Jack Daniel's Single Barrel Collection[4]	Old Forester Whiskey Row Series
Jack Daniel's Bonded Tennessee Whiskey	Old Forester Kentucky Straight Bourbon Whisky
Jack Daniel's Sinatra Select	Old Forester Kentucky Straight Rye Whisky
Jack Daniel's Winter Jack	Finlandia Vodkas[8]
Jack Daniel's Tennessee Rye	The Glendronach Single Malt Scotch Whiskies[9]
Jack Daniel's Triple Mash Blended Straight Whiskey	Glenglassaugh Single Malt Scotch Whiskies[9]
Jack Daniel's Bottled-in-Bond	Benriach Single Malt Scotch Whiskies[9]
Jack Daniel's American Single Malt	Diplomático Rums[9]
Jack Daniel's 12 Year Old	Chambord Liqueur
Jack Daniel's 10 Year Old	Gin Mare[9]
Woodford Reserve Kentucky Bourbon	Fords Gin
Woodford Reserve Double Oaked	Slane Irish Whiskey
Woodford Reserve Batch Proof	Coopers' Craft Kentucky Bourbon
Woodford Reserve Kentucky Rye Whiskey	
Woodford Reserve Baccarat Edition	

---

[1]IWSR 2023 Data.

[2]Impact Databank, March 2024.

[3]Jack Daniel's RTD includes Jack Daniel's & Cola, Jack Daniel's & Coca-Cola RTD, Jack Daniel's Country Cocktails, Jack Daniel's Double Jack, and other malt- and spirit-based Jack Daniel's RTDs.

[4]The Jack Daniel's Single Barrel Collection includes Jack Daniel's Single Barrel Select, Jack Daniel's Single Barrel Barrel Proof, Jack Daniel's Single Barrel Rye Barrel Proof, and other Jack Daniel's Single Barrel special-release expressions.

[5]el Jimador Tequilas comprise all full-strength expressions of el Jimador.

[6]Korbel is not an owned brand. We sell Korbel products under contract in the United States and other select markets.

[7]Sonoma-Cutrer California Wines was divested on April 30, 2024.

[8]Finlandia Vodka was divested on November 1, 2023.

[9]Comprises all expressions of this brand.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal 2024 Brand Highlights" for brand performance details.

Our vision in marketing is to be the best brand-builder in the industry. We build our brands by investing in platforms that we believe create enduring connections with our consumers. These platforms cover a wide spectrum of activities, including media advertising (TV, radio, print, outdoor, digital, and social), consumer and trade promotions, sponsorships, and visitors' center programs at our distilleries. We aim to grow our sales and profits by consistently delivering creative, responsible marketing programs that drive brand recognition, brand trial, brand loyalty, and, ultimately, consumer demand around the world.

Markets

We sell our products in over 170 countries. The United States, our most important market, accounted for 45% of our net sales in fiscal 2024 and the other 55% were outside of the United States. The table below shows the percentage of total reported net sales for our top markets in our three most recent fiscal years:

Percentage of Total Reported Net Sales by Geographic Area

	Year ended April 30		
	2022	2023	2024
United States	49 %	47 %	45 %
Mexico	5 %	6 %	7 %
Germany	6 %	6 %	6 %
Australia	6 %	5 %	5 %
United Kingdom	6 %	5 %	4 %
Other	28 %	31 %	32 %
TOTAL	100 %	100 %	100 %

Note: Totals may differ due to rounding

For details about net sales in our top markets, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal 2024 Market Highlights." For details about our reportable segment and for additional geographic information about net sales and long-lived assets, see Note 19 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data." For details on risks related to our global operations, see "Item 1A. Risk Factors."

Distribution Network and Customers

Our distribution network, or our "route to consumer" (RTC), varies depending on (a) the laws and regulatory framework for trade in beverage alcohol by market, (b) our assessment of a market's long-term attractiveness and competitive dynamics, (c) the relative profitability of distribution options available to us, (d) the structure of the retail and wholesale trade in a market, and (e) our portfolio's development stage in a market. As these factors change, we evaluate our RTC strategy and, from time to time, adapt our model.

In the United States, which generally prohibits spirits and wine manufacturers from selling their products directly to consumers, we sell our brands either to distributors or to state governments (in states that directly control alcohol sales) that then sell to retail customers and consumers.

Outside the United States, we use a variety of RTC models, which can be grouped into three categories: owned distribution, partner, and government-controlled markets. We own and operate distribution companies for Australia, Belgium and Luxembourg, Brazil, Czechia, France, Germany, Japan, Mexico, Poland, Slovakia, South Korea, Spain, Taiwan, Thailand, Türkiye, and the United Kingdom. In these owned-distribution markets, and in a large portion of the Travel Retail channel, we sell our products directly to retailers or wholesalers. In many other markets, we rely on third parties to distribute our brands, generally under fixed-term distribution contracts. In Canada, we sell our products to provincial governments.

We believe that our customer relationships are good and that our exposure to concentrations of credit risk is limited due to the diverse geographic areas covered by our operations and our thorough evaluation of each customer. In fiscal 2024, our two largest customers accounted for approximately 13% and 11% of consolidated net sales, respectively. No other customer accounted for 10% or more of our consolidated net sales in fiscal 2024.

Seasonality

Holiday buying makes the fourth calendar quarter the peak season for our business. Approximately 29%, 27%, and 28% of our reported net sales for fiscal 2022, fiscal 2023, and fiscal 2024, respectively, were in the fourth calendar quarter.

Competition

Trade information indicates that we are one of the largest global suppliers of premium spirits. According to IWSR, for calendar year 2023, the ten largest global spirits companies controlled over 20% of the total spirits volume sold around the world. While we believe that the overall market environment offers considerable growth opportunities for us, our industry is, and will remain, highly competitive. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol, but our brands compete primarily in the industry's premium-and-above price points. Our competitors include major global spirits and wine companies, such as Bacardi Limited, Becle S.A.B. de C.V., Davide Campari-Milano N.V., Diageo PLC, LVMH Moët Hennessy Louis Vuitton SE, Pernod Ricard SA, Rémy Cointreau, and Suntory Global Spirits. In addition, particularly in the United States, we compete with national companies and craft spirit brands, many of which entered the market in the last few years.

Brand recognition, brand provenance, quality of product and packaging, availability, flavor profile, and price affect consumers' choices among competing brands in our industry. Other factors also influence consumers, including advertising, promotions, merchandising at the point of sale, expert or celebrity endorsement, social media and word of mouth, and the timing and relevance of new product introductions. Although some competitors have substantially greater resources than we do, we believe that our competitive position is strong, particularly as it relates to brand awareness, quality, availability, and relevance of new product introductions.

Ingredients and Other Supplies

The principal raw materials used in manufacturing and packaging our distilled spirits, liqueurs, RTD products, and wines[1] are shown in the table below.

Principal Raw Materials

Distilled Spirits	Liqueurs	RTD Products	Wines[1]	Packaging
Agave	Flavorings	Carbon dioxide	Grapes	Aluminum cans
Barley	Neutral spirits	Flavorings	Wood	Cartons
Corn	Sugar	Malt		Closures
Malted barley	Water	Neutral spirits		Glass bottles
Molasses	Whiskey	Sugar		Labels
Rye	Wine	Tequila		PET[2] bottles
Sugar		Water		
Water		Whiskey		
Wood				

[1]Sonoma-Cutrer California Wines was divested on April 30, 2024.
[2]Polyethylene terephthalate (PET) is a polymer used in non-glass containers.

None of these raw materials are in short supply, but shortages could occur in the future. From time to time, our agricultural ingredients (agave, barley, corn, grapes[1], malted barley, molasses, rye, sugar, and wood) could be adversely affected by weather and other forces out of our control that might constrain supply or reduce our inventory below desired levels for optimum production.

Whiskeys, certain tequilas, rums, and some other distilled spirits must be aged. Because we must produce these distilled spirits years in advance to meet projected future demand, our inventories of these products may be larger in relation to sales and total assets than in many other businesses.

For details on risks related to the unavailability of raw materials and the inherent uncertainty in forecasting supply and demand, see "Item 1A. Risk Factors."

Intellectual Property

Our intellectual property includes trademarks, copyrights, proprietary packaging and trade dress, proprietary manufacturing technologies, know-how, and patents. Our intellectual property, especially our trademarks, is essential to our business. We register our trademarks broadly around the world, focusing primarily on where we sell or expect to sell our products. We protect our intellectual property rights vigorously but fairly. We have licensed some of our trademarks to third parties for use with services or on products other than alcoholic beverages, which we believe enhances the awareness and protection of our brands. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained. We also have various licenses and distribution agreements for the production, sale, and marketing of our products, and for the sale and marketing of products of others. These licenses and distribution agreements have varying terms and durations.

For details on risks related to the protection of our intellectual property, see "Item 1A. Risk Factors." For details on our most important brands, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal 2024 Brand Highlights."

Regulatory Environment

Federal, state, local, and foreign authorities regulate how we produce, store, transport, distribute, market, and sell our products. Some countries and local jurisdictions prohibit or restrict the marketing or sale of distilled spirits in whole or in part.

In the United States, at the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury regulates the spirits and wine industry with respect to the production, blending, bottling, labeling, advertising, sales, and transportation of beverage alcohol. Similar regulatory regimes exist at the state level and in most non-U.S. jurisdictions where we sell our products. In addition, beverage alcohol products are subject to customs duties, excise taxes, and/or sales taxes in many countries, including taxation at the federal, state, and local level in the United States.

Many countries set their own distilling and maturation requirements. For example, under U.S. federal and state regulations, bourbon and Tennessee whiskeys must be aged in new, charred oak barrels; we typically age our whiskeys at least three years. Mexican authorities regulate the production and bottling of tequilas; they mandate minimum aging periods for *extra añejo* (three years), *añejo* (one year), and *reposado* (two months). Irish whiskey must be matured at least three years in a wood cask, such as oak, on the island of Ireland. Scotch whisky must be matured in oak casks for at least three years in Scotland. We comply with all of the applicable laws and regulations.

Our operations are also subject to various environmental protection statutes and regulations, and our policy is to comply with them. Complying with these statutes and regulations has not materially impacted our capital expenditures, earnings, or competitive position, and is not expected to have a material impact during fiscal 2025.

Integrated Strategy and Performance


RESPECT
TRUST
INTEGRITY
TEAMWORK
EXCELLENCE
NOTHING BETTER · IN THE MARKET ·


PORTFOLIO
ALCOHOL RESPONSIBILITY
GEOGRAPHY
DIVERSITY & INCLUSION
PEOPLE
COMMUNITY RELATIONS
INVESTMENT
ENVIRONMENTAL SUSTAINABILITY
NOTHING BETTER · IN THE MARKET ·

For more than 150 years, Brown-Forman and the Brown family have been committed to driving sustainable growth and preserving Brown-Forman as a thriving, family-controlled, independent company. The image on the left illustrates our highest ambition, “Nothing Better in the Market,” surrounded by the values that have guided us for decades: integrity, respect, trust, teamwork, and excellence. In addition to these guiding principles, our success depends on several strategic priorities, as illustrated in the image on the right: the quality of our brands within our portfolio, our geographic reach, the talent and diversity of our people, and the return on our investments. Moreover, taking an integrated approach means that many aspects of our company contribute to this value creation and are fundamental to our strategy, including our commitment to environmental sustainability, alcohol and marketing responsibility, diversity and inclusion, and to building communities in which we live and work. We call these efforts Living a Spirit of Commitment.

Over the past four fiscal years, we faced a challenging, volatile environment, including supply chain disruptions and a global pandemic. Our employees' unique mix of agility, resilience, energy, and collaboration enabled us to succeed despite these challenges. Our values drive our decisions, and our core purpose and our highest ambition continue to guide us as we move forward to a reimagined future with renewed enthusiasm for the opportunities that lie ahead. We believe we are well positioned to navigate the ever-changing landscape. We will make bold moves with a commitment to improve continuously as we work together to deliver sustained long-term growth.

This Integrated Annual Report on Form 10-K for the fiscal year ended April 30, 2024, presents not only our financial performance but also our environmental, social, and governance strategies, commitments, and results. It provides a more holistic view of Brown-Forman, our culture, our strategic approach to our business, and how we achieve results.

Portfolio and Responsibility

We seek to build brands and create stockholder value responsibly by delivering strong, sustainable growth, solid margins, and high returns on invested capital. We focus on building brands that can be meaningful for our company and our legal drinking age consumers (consumers) over the longer term. We aim to grow our premium spirits portfolio both organically and through innovation. Opportunistically and thoughtfully, we also consider acquisitions and partnerships that will enhance our capacity to deliver meaningful growth, improve margins, and increase stockholder returns.

We strive to grow our brands and enhance consumers' experience with them. Even as we do so, we remain committed to marketing our brands responsibly and promoting responsible drinking. Regulation of our industry is not new, and external interest from the World Health Organization and other health bodies has grown over time. We uphold high standards of self-regulation by adhering to industry guidelines on responsible marketing and advertising. We promote alcohol responsibility both independently and with industry organizations such as the International Alliance for Responsible Drinking, the Foundation for Advancing Alcohol Responsibility (responsibility.org) in the United States, the Portman Group in the United Kingdom, DrinkWise in Australia, and FISAC in Mexico.

The Jack Daniel's family of brands, led by Jack Daniel's Tennessee Whiskey (JDTW), is our most valuable asset – the engine of our overall financial performance and the foundation of our leadership position in the American whiskey category.[1] We strive to strengthen the brand's leadership position continually, and will work steadfastly to keep JDTW relevant to consumers worldwide. We will also pursue opportunities to grow the Jack Daniel's family of brands across markets, premium-and-above price points, channels, and consumer groups. Product innovation continues to contribute meaningfully to our performance. Different Jack Daniel's expressions have brought new consumers to the franchise, including Jack Daniel's Tennessee Honey (2011), Jack Daniel's Tennessee Fire (2015), Jack Daniel's Tennessee Apple (2019), Jack Daniel's Bonded Tennessee Whiskey and Triple Mash Blended Straight Whiskey (2022), and our most recent launches, Jack Daniel's Bonded Tennessee Rye Whiskey and Jack Daniel's American Single Malt (2023), which individually and collectively add great value to the company and to our consumers the world over.

In addition to the leadership of our Jack Daniel's family of brands, we expect strong worldwide growth from our other whiskey brands, particularly Woodford Reserve and Old Forester. Woodford Reserve is the leading super-premium American whiskey globally,[1] growing volumes at a strong double-digit compound annual growth rate since the brand was introduced over 25 years ago. Woodford Reserve sold over 1.7 million nine-liter cases for the fiscal year ended April 30, 2024. We believe the brand is poised for continued growth as the bourbon category continues to grow around the world. Old Forester has continued its return to prominence in the United States and in select international markets. Innovation has played an important role in the premiumization of both of these brands, including the success of high-end expressions such as Woodford Reserve Double Oaked and the Old Forester Whiskey Row Series.

Outside of our American whiskey brands, we believe our portfolio remains well positioned in other high-growth categories, with meaningful premium brands and a focus on accelerating our super-premium portfolio. Our tequila portfolio is led by two brands steeped in Mexican heritage, Herradura and el Jimador. Despite the cyclical cost pressures of agave, we remain committed to the growth of our tequila business in the United States and the long-term growth prospects of this business globally. We believe that our Scotch whiskies The Glendronach, Benriach, and Glenglassaugh, and our Irish whiskey, Slane, are well-positioned in their respective categories. We expect them all to contribute meaningfully over the longer term. In addition, the acquisitions of Gin Mare (2022) and Diplomático (2023) provide us with leadership positions in the super-premium-and-above gin and rum categories, respectively, and we look to grow these brands globally.

Our RTD portfolio continues to evolve globally. In June 2022, we jointly announced a global relationship with The Coca-Cola Company to introduce the iconic Jack & Coke cocktail as a branded, ready-to-drink, pre-mixed cocktail. Since the announcement, we have launched the product in over 25 markets, including the top RTD markets such as the United States, Japan, the United Kingdom, Mexico, and Germany. Jack Daniel's Country Cocktails in the United States are produced, sold, and distributed under our relationship with the Pabst Brewing Company.

We appreciate the power of our brands to enrich the experience of life, and we believe it is our duty to ensure that our products are marketed with deep respect for our consumers. Our mission for alcohol responsibility is to empower mindful choices around beverage alcohol. We launched the Pause campaign in 2019. Pause is Brown-Forman's driving effort to encourage mindful choices. In 2022, we launched our 2030 Alcohol Responsibility strategy to prioritize strategic programs and partnerships, in-market tools and resources, and to continue empowering our employees and business partners. We execute our 2030 Alcohol Responsibility strategy through the lens of our Pause campaign to showcase the importance of alcohol responsibility and inspire action among our consumers, colleagues, and business partners.

Geography

The United States remains our largest market, and growth there is important to our long-term success. We expect to foster this growth by emphasizing fast-growing spirits categories, continuing product and packaging innovation, and building brands within growing consumer segments. This includes increasing emphasis on inclusive, digital, and integrated marketing and the growth of our e-commerce capabilities to better connect and engage with consumers where they are.

Outside the United States, our improved routes to consumers continue to increase our competitiveness. In fiscal 2024, we established our owned-distribution organizations in Japan and Slovakia; and announced plans to distribute our own brands in Italy, effective May 1, 2025. More direct connection with customers and consumers enabled through owned distribution is an important part of our strategic growth.

---

[1] IWSR 2023 Data

People, Diversity & Inclusion, and Ethics & Compliance

As we work to increase our brands' relevance and appeal to diverse consumer groups around the world, we believe a diversity of experiences, perspectives, and mindsets within our own workforce is essential. Our vision is to create an environment where leveraging diversity and fostering inclusion occurs naturally, giving us a sustainable marketplace advantage. By 2030, we aspire to have 50% women in professional- and leader-level roles globally, 40% women in senior leadership positions globally, 25% people of color in our United States workforce, and 6% self-identified LGBTQ+ employees in our United States workforce. Also by 2030, we aspire for 16% of our supplier spend to be with businesses that are woman- or minority-owned in locations such as the United States, the United Kingdom, and Australia. For more than a decade, we have earned a perfect score in the Corporate Equality Index, a national benchmarking survey and report on corporate policies and practices related to LGBTQ+ workplace equality administered by the Human Rights Campaign Foundation. We also extended our diversity and inclusion commitment more deeply in our communities, especially our hometown of Louisville, Kentucky.

One of the main drivers of our inclusive culture is the continued growth and leadership of our ten Employee Resource Groups (ERGs). We believe ERGs are instrumental in enriching our company's culture and our employees experience by:

- supporting development and engagement of our diverse workforce;

- driving cultural awareness and competency across the organization;

- enabling authentic engagement with our consumers; and

- creating spaces for our employees and their allies to connect with, support, and advocate for one another.

Our core values of integrity, respect, trust, teamwork, and excellence form the foundation of our ethics and compliance program. "Values Drive Decisions" is the key theme of this program, and we use it to teach our employees to rely on our values when faced with a difficult decision and to "speak up" if they believe they, a colleague, or a business partner may have violated the law, our Code of Conduct, or company policy. In 46 countries, we offer a third-party service to employees and others who choose to "speak up" anonymously. As we train our managers, we reinforce our commitment to non-retaliation and maintaining a "speak up" culture.

We convey our compliance expectations to employees via our Code of Conduct, and our employees certify annually that they will comply with it and report potential violations. The Code of Conduct details expectations for 20 different risks; links to Q&A, policies, and training; and gives contact details for subject-matter experts. We refresh our Code of Conduct and certification annually and make them available in 12 languages.

Investment and Sustainability

For over a century and a half, we have learned that long-term success requires investment and a mindset of sustainability. We understand the need to invest in our brands, global supply chain facilities, homeplace and visitor centers, and aging inventory. For example, in May 2023, we announced a $200 million capital investment to expand our Casa Herradura tequila distillery to meet anticipated consumer demand. Additionally, during fiscal 2022, we announced a £30 million expansion of our The Glendronach distillery to meet strong demand. We also understand the importance of investing in our people, communities, and the environment. We recognize that climate change is a business issue with risks and opportunities. As such, we are committed to actions that will ensure the long-term health of the planet and our business. In fiscal 2021, we established a new 2030 Sustainability Strategy to align our efforts with industry best practices and the most current climate science. Our goals broaden our focus beyond business operations to include our supply chain, where the majority of our environmental footprint resides. With this evolving strategy, we have a roadmap for continued progress over the next quarter-century.

OUR SUSTAINABILITY ROADMAP

2021
- Announced new targets and commitments

2025
- Engage with 100% of our direct farmers on regenerative agricultural practices

2030
- Halve greenhouse gas (GHG) emissions
- Use 100% renewable electricity
- Integrate circular economy principles
- Achieve water balance for key watersheds
- Offer 100% recyclable/reusable primary packaging

2045
- Achieve net-zero GHG emissions in our operations and supply chain

Our continued investments in renewable energy and resource stewardship underscore our long-term focus:

- *Renewable Electricity:* In fiscal 2024, we installed a rooftop solar system at our Newbridge bottling plant in Edinburgh, Scotland, in partnership with YLEM Energy, and our Slane Distillery signed a Corporate Power Purchase Agreement with Flogas Enterprise for renewable electricity from a wind farm in Ireland.

- *Byproducts to Energy:* In fiscal 2024, construction continued on the anaerobic digester at the Jack Daniel Distillery that will convert a portion of the distillery byproducts to renewable energy and fertilizer. The project is expected to become operational in fiscal 2025.

- *Water Stewardship:* In fiscal 2024, we continued our work with Waterplan to improve the measurement of water-related risk at eight of our facilities and to identify opportunities for water efficiency improvements and water reuse at our Casa Herradura facility. We will expand this collaboration in fiscal 2025 to begin measuring water risk in our supply chain and further enhance our water stewardship program.

- *Sustainable Agriculture:* In June 2023, our Woodford Reserve Distillery announced a five-year commitment to purchase the rye grown by Kentucky farmers as part of the Rye in Kentucky research being led by the University of Kentucky. In fiscal 2024, we met our target to engage with 100% of our direct farmers on regenerative agriculture practices, and will continue engaging with direct farmers in fiscal 2025.

- *Sustainable Forestry:* In June 2023, the Jack Daniel Seed Orchard and our continued relationship with the University of Tennessee celebrated its 25th anniversary. In December 2023, the Tennessee Forestry Association, supported by Jack Daniel's, announced that it received a grant from the National Fish and Wildlife Federation to engage with family forest landowners on sustainable management practices to improve Tennessee's shortleaf pine and white oak forests.

Community

We believe we are a responsible and caring corporate citizen and invest in the communities where employees live and work. We encourage employees to participate in philanthropic outreach efforts by giving their time and talents to support those non-profit organizations most meaningful to them. This civic engagement, as well as our philanthropic contributions, further promotes Brown-Forman's caring culture and commitment to the community.

We continue to expand our civic engagement in Brown-Forman global office locations, allowing those employees closest to the needs of their communities to decide how to invest their charitable-giving resources. We leverage our key community relations partners to stay informed of collaborative opportunities where we work and live and to shape our charitable-giving strategy to meet the essential needs of the communities that sustain us. We created the Brown-Forman Foundation (the Foundation) in fiscal year 2018 to help fund our ongoing philanthropic endeavors, with an emphasis on the communities surrounding Brown-Forman's headquarters in Louisville, KY. The Foundation's resources provide a consistent source of support for charitable giving independent of our annual earnings. We work to partner with organizations that support our key focus areas: empowering responsible and sustainable living, ensuring essential living standards, and enhancing arts and cultural living. As part of our commitment to be better and do better as neighbors and as corporate citizens, the Brown-Forman Foundation made a 10-year, $50 million commitment to five organizations in west Louisville in fiscal year 2022, which is the largest investment in its history. Our partner organizations include AMPED, the Louisville Central Community Center, the Louisville Urban League, Simmons College of Kentucky, and the West End School. Together, these organizations will advance educational opportunities from early childhood through adult learning.

We believe that having a long-term-focused, committed, and engaged stockholder base, anchored by the Brown family, gives us a distinct strategic advantage, particularly in a business with multi-generational brands and products that must be aged. We are committed to continually improving our environmental, social, and governance performance and acting upon our deeply held values. Recognizing the strong cash-generating capacity and the capital efficiency of our business, we will continue to pursue top-tier stockholder return through stockholder-friendly capital allocation and socially and environmentally conscious investments to fuel long-term growth.

Human Capital Resources

Overview

We put our values at the forefront of all our decisions and actions in an effort to make our employees feel respected, safe, and supported so they can make, market, and sell our products with the finest craftsmanship, quality, and care. What enables our success are the approximately 5,700 people (excluding individuals that work on a part-time or temporary basis) we employ in over 45 countries around the world. This includes approximately 3,600 salaried employees and 2,100 hourly employees, with the largest percentage of our employees residing within the United States, Mexico, and the United Kingdom. We believe our employee relations are good and our turnover rate is low.

Total Rewards

We strive to pay our employees fairly and competitively. Each fiscal year, we review the compensation for all salaried roles both internally and externally, ensuring that every employee is paid fairly compared to each other and competitively against the market. All roles are priced based on compensation survey data for the market where the employee resides. We will continue to refresh our data and monitor pay equity annually.

Talent Development

We continually seek opportunities to develop our employees to ensure that we have the capabilities to grow our business. We do this through a combination of succession planning, planned learning, short-term assignments, international opportunities, and thoughtful talent management. Given our low turnover, we are intentional about moving employees through new roles, ensuring that they have the opportunity to learn new skills. We track all internal movement and are comfortable that we are providing an appropriate level of growth and development for our employees.

Diversity & Inclusion

We are continuing to pursue our 2030 Diversity & Inclusion ambitions, as outlined in our Many Spirits, One Brown-Forman strategy. We remain focused on ensuring our workforce mirrors the consumers and communities we serve. We regularly monitor our progress with women in senior leadership globally, and people of color and LGBTQ+ salaried employees in the United States. We track promotion and lateral movement by gender (globally) and ethnicity (in the United States) and, based on that data, we can confirm that our growth opportunities for women and people of color are proportional to our salaried employee population.

To support our culture of inclusion, we have continued to build awareness of the foundations of inclusive leadership and inclusive behaviors. We also have ten ERGs that help foster an inclusive environment across the organization.

Workforce Stability

We have historically enjoyed low turnover among our salaried population and continue to track our departures, given the acceleration in the job market in recent years. We analyze our quantitative and qualitative attrition data each quarter, and our voluntary turnover among salaried employees remains consistent with our historical levels. We will continue to monitor our data carefully.

Executive Officers

Information about Our Executive Officers

The following persons served as executive officers as of June 14, 2024:

Name	Age	Principal Occupation and Business Experience
Lawson E. Whiting	55	President and Chief Executive Officer since January 2019. Executive Vice President and Chief Operating Officer from October 2017 to December 2018. Executive Vice President and Chief Brands and Strategy Officer from February 2015 to September 2017. Senior Vice President and Chief Brands Officer from January 2013 to January 2015.
Matias Bentel	49	Executive Vice President and Chief Brands Officer since March 2023. Senior Vice President and Chief Brands Officer from January 2020 to March 2023. Senior Vice President and Managing Director of Jack Daniel's Family of Brands from August 2018 to January 2020. Vice President and General Manager of Mexico from January 2016 to August 2018. Vice President Latin America Marketing and Chief of Staff from October 2009 to January 2016.
Michael E. Carr, Jr.	44	Executive Vice President, General Counsel and Secretary since May 2024. Vice President, Associate General Counsel - Regional and Corporate Development from October 2022 to April 2024. Vice President, Associate General Counsel - Europe from May 2018 to October 2022. Vice President, Managing Attorney and Assistant Corporate Secretary from September 2013 to May 2018.
Leanne D. Cunningham	54	Executive Vice President and Chief Financial Officer since March 2023. Senior Vice President and Chief Financial Officer from July 2021 to March 2023. Senior Vice President, Shareholder Relations Officer, Global Commercial Finance, and Financial Planning and Analysis from August 2020 to July 2021. Senior Vice President, Shareholder Relations Officer from August 2019 to July 2020. Senior Vice President, and General Manager - Brown-Forman Brands from May 2015 to July 2019. Vice President, Director of Finance Global Production from October 2013 to April 2015.
Marshall B. Farrer	53	Executive Vice President, Chief Strategic Growth Officer since March 2024. Executive Vice President, Chief Strategic Growth Officer and President Europe from January 2023 to March 2024. Senior Vice President, President Europe from August 2020 to January 2023. Senior Vice President, Managing Director, Global Travel Retail and Developed APAC Region from August 2018 to July 2020. Senior Vice President, Managing Director, Global Travel Retail from May 2015 to July 2018. Vice President, Managing Director, Jack Daniel's Tennessee Honey from January 2014 to April 2015.
Kirsten M. Hawley	54	Executive Vice President, Chief People, Places, and Communications Officer since March 2023. Senior Vice President, Chief People, Places, and Communications Officer from May 2021 to March 2023. Senior Vice President, Chief Human Resources and Corporate Communications Officer from March 2019 to April 2021. Senior Vice President and Chief Human Resources Officer from February 2015 to February 2019. Senior Vice President and Director of Human Resources Business Partnerships from August 2013 to January 2015.
Thomas W. Hinrichs	62	Executive Vice President, President Emerging International since March 2023. Senior Vice President, President Emerging International from August 2020 to March 2023. Senior Vice President, President, International Division from June 2018 to July 2020. Senior Vice President and President for Europe, North Asia, and ANZSEA from February 2015 to June 2018. Senior Vice President and Managing Director for Europe from January 2013 to January 2015.
Timothy M. Nall	53	Executive Vice President, Chief Global Supply Chain and Technology Officer since March 2023. Senior Vice President, Chief Global Supply Chain and Technology Officer from March 2022 to March 2023. Senior Vice President, Chief Information and Advanced Analytics Officer from January 2015 to February 2022. Vice President Director Technical Services from May 2013 to December 2014.
Yiannis Pafilis	53	Executive Vice President and President, Europe since March 2024. Senior Vice President, Managing Director of Germany, Czechia, Poland and Europe Commercial Strategy from September 2023 to February 2024. Vice President, Managing Director of Germany, Czechia, Poland and Europe Strategy from October 2022 to August 2023. Vice President, Managing Director of Germany, Czechia and Europe Commercial Strategy from August 2020 to September 2022. Vice President, General Manager of Germany and Czechia from September 2017 to July 2020. General Manager of Russia from July 2014 to August 2017.
Crystal L. Peterson	53	Executive Vice President, Chief Inclusion and Global Community Relations Officer since March 2023. Senior Vice President, Chief Inclusion and Global Community Relations Officer from June 2022 to March 2023. Vice President and Chief Diversity Officer from February 2022 to June 2022. Vice President and Human Resources Director - Global Production, Diversity and Inclusion from March 2021 to January 2022. Vice President and Human Resources Director - Global Production from August 2017 to February 2021. Vice President and Human Resources Director - North America Region from May 2015 to July 2017. Human Resources Director - North America Region and Latin America Region from May 2013 to April 2015.

Name	Age	Principal Occupation and Business Experience
Jeremy J. Shepherd	49	Executive Vice President, President USA & Canada since March 2023. Senior Vice President, President USA & Canada from July 2022 to March 2023. Vice President, General Manager for the United Kingdom & Ireland from January 2018 to July 2022. Vice President Director Midwest Division from May 2015 to December 2017. Portfolio Integration Director from September 2014 to May 2015.
Kelli N. Brown	54	Senior Vice President and Chief Accounting Officer since August 2018. Vice President and Director Finance (North America Region) from May 2015 to August 2018. Director NAR Division Finance (North America Region) from November 2013 to April 2015.

Available Information

Our website address is www.brown-forman.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports are available free of charge on our website as soon as reasonably practicable after we electronically file those reports with the Securities and Exchange Commission (SEC). The information provided on our website, and any other website referenced herein, is not part of this report, and is therefore not incorporated by reference into this report or any other filing we make with the SEC, unless that information is otherwise specifically incorporated by reference.

On our website, we have posted our Code of Conduct that applies to all our directors and employees, and our Code of Ethics that applies specifically to our senior financial officers. If we amend or waive any of the provisions of our Code of Conduct or our Code of Ethics applicable to our principal executive officer, principal financial officer, or principal accounting officer that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities Exchange Act of 1934 Act, as amended, we intend to disclose these actions on our website. We have also posted on our website our Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee of our Board of Directors. Copies of these materials are available free of charge by writing to our Secretary at 850 Dixie Highway, Louisville, Kentucky 40210 or emailing Secretary@b-f.com.

Item 1A. *Risk Factors*

We believe the following discussion identifies the material risks and uncertainties that could adversely affect our business. If any of the following risks were actually to occur, our business, results of operations, cash flows, or financial condition could be materially and adversely affected. Additional risks not currently known to us, or that we currently deem to be immaterial, could also materially and adversely affect our business, results of operations, cash flows, or financial condition.

Risks Related to Our Business and Operations

Our business performance depends substantially on the continued health of the Jack Daniel's family of brands.

The Jack Daniel's family of brands is the primary driver of our revenue and Jack Daniel's is an iconic global trademark with a loyal consumer fan base. We invest much effort and many resources to protect and preserve the brand's reputation for authenticity, craftsmanship, and quality. A brand's reputational value is based in large part on consumer perceptions, and even an isolated incident that causes harm – particularly one resulting in widespread negative publicity – could adversely influence these perceptions and erode consumer trust and confidence in the brand. Significant damage to the brand equity of the Jack Daniel's family of brands would adversely affect our business. Given the importance of Jack Daniel's to our overall success, a significant or sustained decline in volume or selling price of our Jack Daniel's products, as a result of negative publicity or otherwise, would have a negative effect on our financial results. Additionally, if we are not successful in our efforts to maintain or increase the relevance of the Jack Daniel's brand to current and future consumers, our business and operating results could suffer. For details on the importance of the Jack Daniel's family of brands to our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Fiscal 2024 Brand Highlights."

Changes to our route-to-consumer models and consolidation among beverage alcohol producers, distributors, wholesalers, suppliers, and retailers, could hinder the marketing, sale, or distribution of our products.

We use various business models to market and distribute our products in different countries around the world. In the United States, we sell our products either to distributors for resale to retail outlets or e-commerce retailers or, in those states that control alcohol sales, to state governments who then sell them to retail customers and consumers. In our non-U.S. markets, we use a variety of route-to-consumer models – including, in many markets, reliance on third parties to distribute, market, and sell our products. We own and operate distribution companies for 16 international markets. Transitioning from a third-party distribution model to an owned-distribution model involves a significant undertaking, and subjects us to risks associated with that geographic region. If we are unsuccessful in our route-to-consumer strategies, including any transition to owned distribution, the sale and marketing of our products could be disrupted.

Changes to any of our route-to-consumer models or distribution partners in important markets could result in temporary or longer-term sales disruption, higher costs, and harm to other business relationships we might have with that partner. Disruption of our distribution network or fluctuations in our product inventory levels at distributors, wholesalers, or retailers could negatively affect our results for a particular period. Moreover, other suppliers, as well as wholesalers and retailers of our brands, offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by other suppliers, and by wholesalers and traditional and e-commerce retailers, could adversely affect our growth, business, and financial results. While we seek to take advantage of the efficiencies and opportunities that large retail customers can offer, they often seek lower pricing and increased purchase volume flexibility, offer competing private label products, and represent a large number of other competing products. If the buying power of these large retail customers continues to increase, it could negatively affect our financial results. Further, while we believe we have sufficient scale to succeed relative to our major competitors, we nevertheless face a risk that continuing consolidation of large beverage alcohol companies could put us at a competitive disadvantage.

Consolidation, whether domestically or internationally, among spirits producers, distributors, wholesalers, suppliers, or retailers and the increased growth of the e-commerce environment across the consumer product goods market has created and could continue to create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands both during and after transition periods, because our brands might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins. Changes in distributors' strategies, including a reduction in the number of brands they carry, the allocation of shelf space for our competitors' brands, or private label products, may adversely affect our growth, business, financial results, and market share. Our competitors may respond to industry and economic conditions and shifts in consumer behaviors more rapidly or effectively than we do. To remain competitive, we must be agile and efficient in adopting digital technologies and building analytical capabilities, which our competitors may be able to achieve with more agility and resources.

Changes in consumer preferences and purchases, any decline in the social acceptability of our products, or governmental adoption of policies disadvantageous to beverage alcohol could negatively affect our business results.

We are a branded consumer products company in a highly competitive market, and our success depends substantially on our continued ability to offer consumers appealing, high-quality products. Consumer preferences and purchases may shift, often in unpredictable ways, as a result of a variety of factors, including health and wellness trends; changes in economic conditions, demographic, and social trends; public health policies and initiatives; changes in government regulation of beverage alcohol products; concerns or regulations related to product safety; legalization of cannabis and its use on a more widespread basis in the markets where we operate; and changes in trends related to travel, leisure, dining, gifting, entertaining, and beverage consumption. As a result, consumers may begin to shift their consumption and purchases from our premium and super-premium products, or away from alcoholic beverages entirely. This shift includes consumption at home as a result of various factors, including shifts in social trends, and shifts in the channels for the purchases of our products. These shifts in consumption and purchasing channels could adversely impact our profitability. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for brands produced by larger companies. Over the past several decades, the number of small, local distilleries in the United States has grown significantly. This growth is being driven by a trend of consumers showing increasing interest in locally produced, regionally sourced products. As more brands enter the market, increased competition could negatively affect demand for our premium and super-premium American whiskey brands, including Jack Daniel's. In addition, we could experience unfavorable business results if we fail to attract consumers from diverse backgrounds and ethnicities in all markets where we sell our products.

Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product categories. For example, we have observed an increase in diversification by various consumer goods companies such as the entrance of both traditional beer and soft drink companies into the ready-to-drink market and the entrance of both beer and spirits companies into the cannabis market – expanding the potential for competition in the spirits market from various sectors of the consumer goods industry. Increased competition may, among other things, negatively impact our ability to maintain or gain market share; increase pricing pressure, which inhibits our ability to adequately respond to inflationary changes in commodities used in making our products; require increases in marketing and promotional activities; and negatively impact the market for our premium and super-premium products. To continue to succeed, we must anticipate or react effectively to shifts in demographics, our competition, consumer behavior, consumer preferences, drinking tastes, and drinking occasions.

Our long-term plans call for the continued growth of the Jack Daniel's family of brands. If these plans do not succeed, or if we otherwise fail to develop or implement effective business, portfolio, and brand strategies, our growth, business, or financial results could suffer. More broadly, if consumers shift away from spirits (particularly brown spirits such as American whiskey and bourbon), our premium-priced brands, or our ready-to-drink products, our financial results could be adversely affected.

We believe that new products, line extensions, label and bottle changes, product reformulations, and similar product innovations by both our competitors and us will increase competition in our industry. Product innovation, particularly for our core brands, is a significant element of our growth strategy; however, there can be no assurance that we will continue to develop and implement successful line extensions, packaging, formulation or flavor changes, or new products.

Unsuccessful implementation or short-lived popularity of our product innovations could result in inventory write-offs and other costs, could reduce profits from one year to the next, and could also damage consumers' perception of our brands. Our inability to attract consumers to our product innovations relative to our competitors' products – especially over time – could negatively affect our growth, business, and financial results.

Production facility disruption could adversely affect our business.

Some of our largest brands, including Jack Daniel's and our tequilas, are distilled at single locations. A catastrophic event causing physical damage, disruption, or failure at any one of our major distillation or bottling facilities, including facilities that support the production of our premium brands such as Woodford Reserve and Old Forester, could adversely affect our business. Further, because whiskeys, rums, and some tequilas are aged for various periods, we maintain a substantial inventory of aged and maturing products in warehouses at a number of different sites. The loss of a substantial amount of aged inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could significantly reduce the supply of the affected product or products. These and other supply (or supply chain) disruptions could prevent us from meeting consumer demand for the affected products in the short and medium term. In addition to catastrophic events identified above, supply disruptions could include the temporary inability to make our products at normal levels or at all. We could also experience disruptions if our suppliers are unable to deliver supplies. Our business continuity plans may not prevent business disruption, and reconstruction of any damaged facilities could require a significant amount of time and resources.

The inherent uncertainty in supply/demand forecasting could adversely affect our business, particularly with respect to our aged products.

There is an inherent risk of forecasting imprecision in determining the quantity of aged and maturing products to produce and hold in inventory in a given year for future sale. The forecasting strategies we use to balance product supply with fluctuations in consumer demand may not be effective for particular years or products. For example, in addition to our American and Irish whiskeys, rums, and some tequilas, which are aged for various periods, our Scotch whisky brands require long-term maturation – an average of 12 years with limited releases of 30 years or more – making forecasts of demand for such products in future periods subject to significant uncertainty. Our tequila supply also depends on the growth cycle of agave plants, which take approximately six to seven years to reach full maturity, requiring us to make forecasts of demand for our tequilas over a long-time horizon to determine in advance how much agave to plant or otherwise source. Factors that affect our ability to forecast accurately include changes in business strategy, market demand, consumer preferences, macroeconomic conditions, introductions of competing products, and other changes in market conditions. Additionally, our supply of aged products can deviate from expectations due to changes in forecasted maturation loss. Such forecasting errors could lead to our inability to meet the objectives of our business strategy, failure to meet future demand, or a future surplus of inventory and consequent write-down in value of such inventory. A failure to accurately forecast demand for our products or efficiently manage inventory could have a material adverse effect on our business and financial results. Further, we cannot be certain that we will be successful in using various levers, such as pricing changes, to create the desired balance of available supply and consumer demand for particular years or products. As a consequence, we may be unable to meet consumer demand for the affected products for a period of time. Furthermore, not having our products in the market consistently may adversely affect our brand equity and future sales.

Higher costs or unavailability of water, raw materials, product ingredients, or labor could adversely affect our financial results.

Our products use materials and ingredients that we purchase from suppliers. Our ability to make and sell our products depends on the availability of the raw materials, product ingredients, finished products, wood, glass and PET bottles, cans, bottle closures, packaging, and other materials used to produce and package them. Without sufficient quantities of one or more key materials, our business and financial results could suffer. For instance, only a few glass producers make bottles on a scale sufficient for our requirements, and a single producer supplies most of our glass requirements. During the recent global supply chain challenges, our primary glass provider could not produce sufficient quantities to meet our needs, which increased our cost to produce, constrained supply of some of our products, and adversely affected our financial results. In response to these events, we took action to diversify suppliers of our raw materials, including glass. Our glass supply, as well as global supply chains, have stabilized. However, similar supply chain challenges may occur in the future, making it difficult and more expensive to produce and deliver our products. For example, a disruption in the supply of American white oak logs, staves, heading, or steel it could constrain our ability to produce or procure the new charred oak barrels in which we age our whiskeys. If any of our key suppliers were no longer able to meet our timing, quality, or capacity requirements, ceased doing business with us, or significantly raised prices, and we could not promptly develop alternative cost-effective sources of supply or production, our operations and financial results could suffer.

Higher costs or insufficient availability of suitable grain, agave, water, molasses, wood, glass, closures, and other input materials, or higher associated labor costs or insufficient availability of labor, may adversely affect our financial results. Similarly, when energy costs rise, our transportation, freight, and other operating costs, such as distilling and bottling expenses, also may increase. Our freight cost and the timely delivery of our products could be adversely affected by a number of factors, including driver or equipment shortages, higher fuel costs, weather conditions, traffic congestion, ocean freight lane disruptions, shipment container availability, rail shutdowns, increased government regulation, and other matters that could reduce the profitability of our operations. Our financial results may be adversely affected if we cannot pass along energy, freight, or other input cost increases through higher prices to our customers without reducing demand or sales. For example, during the COVID-19 pandemic and subsequent economic recovery, we experienced supply chain disruptions in connection with the availability of timely modes of transportation to ship our products globally, which resulted in higher costs and delays in supplying some of our products.

International or domestic geopolitical or other events, including the imposition of any tariffs or quotas by governmental authorities on any raw materials that we use in the production of our products, could adversely affect the supply and cost of these raw materials to us. While we do not currently expect our production operations to be directly impacted by conflicts around the world, changes in global grain and commodity pricing and availability may impact the markets where we operate. If we cannot offset higher raw material costs with higher selling prices, increased sales volume, or reductions in other costs, our profitability could be adversely affected.

Weather, acute or chronic climate change impacts, fires, diseases, and other agricultural uncertainties that affect the health, yield, quality, or price of the various raw materials used in our products also present risks for our business, including in some cases potential impairment in the recorded value of our inventory. Increasing average temperatures could also affect the maturation and yield of our aged inventory over time. Changes in weather patterns or intensity can disrupt our supply chain as well, which may affect production operations, insurance costs and coverage, and the timely delivery of our products.

Water is an essential component of our products, so the quality and quantity of available water is critical to our ability to operate our business. If extended droughts become more common or severe, or if our water supply is interrupted for other reasons, high-quality water could become scarce in some key production regions for our products,which in turn could adversely affect our business and financial results.

We might not succeed in our strategies for investments, acquisitions, dispositions, and other strategic transactions.

From time to time, we acquire or invest in additional brands or businesses. We expect to continue to seek acquisition and investment opportunities that we believe will increase long-term stockholder value, but we may not be able to find investment opportunities, or purchase brands or businesses, at acceptable prices and terms. Acquisitions and investments involve risks and uncertainties, including paying more than a brand or business is ultimately determined to be worth; potential difficulties integrating acquired brands and personnel; the possible loss of key customers or employees most knowledgeable about the acquired business; implementing and maintaining consistent U.S. public company standards, controls, procedures, policies, and information systems; exposure to unknown liabilities; business disruption; and management distraction or departure. We have in the past, and could in the future, incur restructuring charges or record impairment losses on the value of goodwill or other intangible assets resulting from previous acquisitions, or the risk of potential losses on equity investments which may also negatively affect our financial results.

From time to time, we also consider disposing of assets or businesses that may no longer meet our financial or strategic objectives. In selling assets or businesses, we may not get prices or terms as favorable as we anticipated. We could also encounter difficulty in finding buyers on acceptable terms in a timely manner, which could delay accomplishment of our strategic objectives. Expected cost savings from reduced overhead, relating to the sold assets, may not materialize. The overhead reductions could temporarily disrupt our other business operations. Any of these outcomes could negatively affect our financial results.

Our business faces various risks related to health epidemics and pandemics that could materially and adversely affect our business, our operations, our cash flows, and our financial results.

Our business, operations, cash flows, and financial results have previously been, and in the future could be, impacted by health epidemics, pandemics, and similar outbreaks, such as the COVID-19 pandemic. Any future epidemic, pandemic, or other outbreak could cause negative impacts such as (a) a global or U.S. recession or other economic crisis; (b) credit and capital markets volatility (and access to these markets, including by our suppliers and customers); (c) volatility in demand for our products; (d) changes in accessibility to our products due to illness, quarantines, "stay at home" orders, travel restrictions, retail, restaurant, bar, and hotel closures, social distancing requirements, and other government action; (e) changes in consumer behavior and preferences; and (f) disruptions in raw material supply, in our manufacturing operations, or in our distribution and supply chain. In addition, we may incur increased costs and otherwise be negatively affected if a significant portion of our workforce (or the workforces within our distribution or supply chain) cannot work or work effectively, including because of illness, quarantines, "stay at home" orders, social distancing requirements, other government action, facility closures, or other restrictions. Accordingly, a future widespread health epidemic or pandemic could materially and adversely affect our business, our operations, our cash flows, and our financial results.

Unfavorable economic conditions could negatively affect our operations and results.

Unfavorable global or regional economic conditions may be triggered by numerous developments beyond our control, including geopolitical events, health crises, and other events that trigger economic volatility on a global or regional basis. Those types of unfavorable economic conditions could adversely affect our business and financial results. In particular, a significant deterioration in economic conditions, including economic slowdowns or recessions, increased unemployment levels, inflationary pressures, or disruptions to credit and capital markets could lead to decreased consumer confidence in certain countries and consumer spending more generally, thus reducing consumer demand for our products. For example, since 2021, the United States and the European Union have experienced a rapid increase in inflation levels. Such heightened inflationary levels may negatively impact consumer disposable income and discretionary spending and, in turn, reduce consumer demand for our premium products and increase our costs. Unfavorable economic conditions could also cause governments to increase taxes on beverage alcohol to attempt to raise revenue, reducing consumers' willingness to make discretionary purchases of beverage alcohol products or pay for premium brands such as ours.

Unfavorable economic conditions could also adversely affect our suppliers, distributors, customers, and retailers, who in turn could experience cash flow challenges, more costly or unavailable financing, credit defaults, and other financial hardships. Such financial hardships could lead to distributor or retailer destocking, disruption in raw material supply, increase in bad debt expense, or increased levels of unsecured credit that we may need to provide to customers. Other potential negative consequences to our business from unfavorable economic conditions include higher interest rates, an increase in the rate of inflation, deflation, exchange rate fluctuations, credit or capital market instability, or lower returns on pension assets or lower discount rates for pension obligations (possibly requiring higher contributions to our pension plans).

Product recalls or other product liability claims could materially and adversely affect our sales.

The success of our brands depends on the positive image that consumers have of them. We could decide to or be required to recall products due to suspected or confirmed product contamination, product tampering, spoilage, regulatory non-compliance, food safety issues, or other quality issues. Any of these events could adversely affect our financial results. Actual contamination, whether deliberate or accidental, could lead to inferior product quality and even illness, injury, or death of consumers, potential liability claims, and material loss. Should a product recall become necessary, or we voluntarily recall a product in the event of contamination, damage, or other quality issue, sales of the affected product or our broader portfolio of brands could be adversely affected. A significant product liability judgment or widespread product recall may negatively impact sales and our business and financial results. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Negative publicity could affect our business performance.

Unfavorable publicity, whether accurate or not, related to our industry or to us or our products, brands, marketing, executive leadership, employees, Board of Directors, family stockholders, operations, current or anticipated business performance, or environmental or social efforts could negatively affect our corporate reputation, stock price, ability to attract and retain high-quality talent, or the performance of our brands and business. Adverse publicity or negative commentary on social media, whether accurate or not, particularly any that go "viral," could cause consumers or other stakeholders to react by disparaging or avoiding our brands or company, which could materially negatively affect our financial results. Additionally, investor advocacy groups, institutional investors, other market participants, stockholders, employees, consumers, customers, influencers, and policymakers have focused increasingly on the environmental, social, and governance or "sustainability" positions and practices of companies. If our positions or practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our corporate reputation, stock price, ability to attract and retain high-quality talent, and the performance of our brands and business may be negatively affected. Stakeholders and others who disagree with our company's actions, positions, or statements may speak negatively or advocate against the company, with the potential to harm our reputation or business through negative publicity, adverse government treatment, or other means.

Our failure to attract or retain key talent could adversely affect our business.

Our success depends on the efforts and abilities of our senior management team, other key employees, and our high-quality employee base, as well as our ability to attract, motivate, reward, develop, and retain them. Difficulties in hiring or retaining key executive or other employee talent, or the unexpected loss of experienced employees resulting in the depletion of our institutional knowledge base, could have an adverse impact on our business performance, reputation, financial condition, or results of operations. Given changing demographics, immigration laws and policies, remote working trends, and demand for talent globally, we may not be able to find the people with the right skills, at the right time, and in the right location, to achieve our business objectives.

Risks Related to Our Global Operations

Our global business is subject to commercial, political, and financial risks.

Our products are sold in more than 170 countries; accordingly, we are subject to risks associated with doing business globally, including commercial, political, and financial risks. In addition, we are subject to potential business disruption caused by military conflicts; potentially unstable governments or legal systems; social, racial, civil, or political upheaval or unrest; local labor policies and conditions, including labor strikes and work stoppages; possible expropriation, nationalization, or confiscation of assets; problems with repatriation of foreign earnings; economic or trade sanctions; closure of markets to imports; anti-American sentiment; terrorism, kidnapping, extortion, or other types of violence in or outside the United States; and health crises. Violent crime is increasing in markets around the globe, including the United States. If a violent event should occur at one of our sites, it could disrupt business operations, impair brand reputation, increase insurance and security expenses, and adversely affect the price of our stock.

Additionally, we may be subject to tariffs imposed on our products by other countries, such as the tariffs imposed in 2018 following the United States tariffs on steel and aluminum. In response to these U.S. tariffs, a number of countries imposed retaliatory tariffs on U.S. imports, including on American whiskey products, which negatively affected our business until they were removed or suspended in late fiscal 2022 and early fiscal 2023. The imposition of tariffs, custom duties, or other restrictions or barriers on imports and exports, or the deterioration of economic relations between the United States and other countries, could increase the cost of our products and, to the extent that we absorb the costs of tariffs, result in higher cost of goods sold and lower gross profit and margins. They could also limit the availability of our products and prompt consumers to seek alternative products. Our success will depend, in part, on our ability to overcome the challenges we encounter with respect to these risks and other factors affecting U.S. export companies with a global business.

A failure to comply with anti-corruption laws, trade sanctions and restrictions, or similar laws or regulations may have a material adverse effect on our business and financial results.

Some of the countries where we do business have a higher risk of corruption than others. While we are committed to doing business in accordance with all applicable laws, including anti-corruption laws and global trade restrictions, we remain subject to the risk that an employee, or one of our many direct or indirect business partners, may take action determined to be in violation of international trade, money laundering, anti-corruption, or other laws, sanctions, or regulations, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, or equivalent local laws. Any determination that our operations or activities are not in compliance with applicable laws or regulations, particularly those related to anti-corruption and international economic or trade sanctions, could result in investigations, interruption of business, loss of business partner relationships, suspension or termination of credit agreements, licenses, and permits (our own or those of our partners), imposition of fines, legal or equitable sanctions, negative publicity, and management distraction or departure. Further, our obligation to comply with applicable anti-corruption, economic and trade sanctions, or other laws or regulations, our Code of Conduct, Code of Ethics for Senior Financial Officers, and our other policies could result in higher operating costs, delays, or even competitive disadvantages as compared to competitors based in different parts of the world.

Fluctuations in foreign currency exchange rates relative to the U.S. dollar could have a material adverse effect on our financial results.

The global scope of our business means that foreign currency exchange rate fluctuations relative to the U.S. dollar influence our financial results. In many markets outside the United States, we sell our products and pay for some goods, services, and labor costs primarily in local currencies. Because our foreign currency revenues exceed our foreign currency expense, we have a net exposure to changes in the value of the U.S. dollar relative to those currencies. Over time, our reported financial results will be negatively impacted by a stronger U.S. dollar and will be benefited by a weaker one. We hedge some of our foreign currency exposure through the use of foreign currency derivatives or other means. However, even in those cases, we do not fully eliminate our foreign currency exposure. For details on how foreign exchange affects our business, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk - Foreign currency exchange rate risk."

Legal and Regulatory Risks

National and local governments may adopt regulations or undertake investigations that could limit our business activities or increase our costs.

Our business is subject to extensive regulatory requirements regarding production, exportation, importation, marketing and promotion, labeling, distribution, pricing, and trade practices, among others. Changes in laws, regulatory measures, or governmental policies, or the manner in which current ones are interpreted, could subject us to governmental investigations, cause us to incur material additional costs or liabilities, and jeopardize the growth of our business in the affected market. Specifically, governments could prohibit, impose, or increase limitations on advertising and promotional activities, or times or locations where beverage alcohol may be sold or consumed, or adopt other measures that could limit our opportunities to reach consumers or sell our products. Some countries historically have banned all television, newspaper, magazine, and digital commerce/advertising for beverage alcohol products. Additional regulation of this nature could substantially reduce consumer awareness of our products in the affected markets and make the introduction of new products more challenging.

Additional regulation in the United States and other countries addressing the risks and impacts of climate change, use of water, and other environmental and social issues could increase our operating costs. Increasing regulation of greenhouse gas emissions could increase the cost of energy, including fuel, required to operate our facilities or transport and distribute our products, thereby substantially increasing the production, distribution, and supply chain costs associated with our products.

Tax increases and changes in tax rules could adversely affect our financial results.

Our business is sensitive to changes in both direct and indirect taxes. New tax rules, accounting standards or pronouncements, and changes in interpretation of existing rules, standards, or pronouncements could have a material adverse effect on our business and financial results. As a multinational company based in the United States, we are more exposed to the impact of changes in U.S. tax legislation and regulations than most of our major competitors, especially changes that affect the effective corporate income tax rate. For example, in August 2022, the U.S. enacted the Inflation Reduction Act of 2022 which, among other provisions, implemented a 15% minimum tax on book income of certain large corporations. Additional tax proposals sponsored by the current U.S. presidential administration could lead to U.S. tax changes, including significant increases to the U.S. corporate income tax rate and the minimum tax rate on certain earnings of foreign subsidiaries. While we are unable to predict whether any of these changes will ultimately be enacted, if these or similar proposals are enacted into law, they could negatively impact our effective tax rate and reduce net earnings.

At the global level, potential changes in tax rules or the interpretation of tax rules arising out of the Base Erosion and Profit Shifting project initiated by the Organization for Economic Co-operation and Development (OECD) include increased residual profit allocations to market jurisdictions and the implementation of a global minimum tax rate. In December 2021, the OECD issued Pillar Two model rules which would establish a global per-country minimum tax of 15%, and the European Union has approved a directive requiring member states to incorporate similar provisions into their respective domestic laws. The directive requires the rules to initially become effective for fiscal years starting on or after December 31, 2023. While it is uncertain whether the United States will enact legislation to adopt Pillar Two, numerous countries have enacted legislation, or have indicated their intent to adopt legislation, to implement certain aspects of Pillar Two effective January 1, 2024, with general implementation of the remaining global minimum tax rules by January 1, 2025. The OECD and implementing countries are expected to continue to revise their legislation and release additional guidance. We continue to evaluate the potential impact of the developments on our consolidated financial statements and related disclosures and based on our preliminary calculations, we do not expect the impact to be material. The adoption of these or other proposals could have a material adverse impact on our net income and cash flows in the future. Furthermore, changes in the earnings mix or applicable foreign tax laws could also negatively impact our net income and tax flows.

Our business operations are also subject to numerous duties or taxes not based on income, sometimes referred to as "indirect taxes." These indirect taxes include excise taxes, sales or value-added taxes, property taxes, payroll taxes, import and export duties, and tariffs. Increases in or the imposition of new indirect taxes on our operations or products would increase the cost of our products or materials used to produce our products or, to the extent levied directly on consumers, make our products less affordable, which could negatively affect our financial results by reducing purchases of our products and encouraging consumers to switch to lower-priced or lower-taxed product categories. As governmental entities look for increased sources of revenue, they may increase taxes on beverage alcohol products. In fiscal 2024, we have observed excise tax increases in markets that include France, Portugal, Romania and Türkiye. Additionally in fiscal 2024, Australia has continued to make an annual increase in excise taxes based on the consumer price index.

Our ability to market and sell our products depends heavily on societal attitudes toward drinking and governmental policies that both flow from and affect those attitudes.

Increased social and political attention has been directed at the beverage alcohol industry. For example, there remains continued attention focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and the negative health impacts of the abuse and misuse of beverage alcohol. While most people who drink alcoholic beverages do so in moderation, it is commonly known and well reported that excessive levels or inappropriate patterns of drinking can lead to increased risk of a range of health conditions and, for certain people, can result in alcohol dependence. Some academics, public health officials, and critics of the alcohol industry in the United States, Europe, and other parts of the world continue to seek governmental measures to make beverage alcohol more expensive, less available, or more difficult to advertise and promote. If future scientific research indicates more widespread serious health risks associated with alcohol consumption – particularly with moderate consumption – or if for any reason the social acceptability of beverage alcohol declines significantly, sales of our products could be adversely affected.

Significant additional labeling or warning requirements or limitations on the availability of our products could inhibit sales of affected products.

Various jurisdictions have adopted or may seek to adopt significant additional product labeling or warning requirements or impose limitations on the availability of our products relating to the content or perceived adverse health consequences of some of our products. Several such labeling regulations or laws require warnings on any product with substances that the jurisdiction lists as potentially associated with cancer or birth defects. Our products already raise health and safety concerns for some regulators, and heightened requirements could be imposed. For example, in February 2021, the European Union published its Europe Beating Cancer Plan. The European Union is ultimately expected to issue a proposal for mandatory health warnings on beverage alcohol product labels. Such campaigns could result in additional governmental regulations concerning the production, marketing, labeling, or availability of our products, any of which could damage our reputation, make our premium brands unrecognizable, or reduce demand for our products, which could adversely affect our profitability. If additional or more severe requirements of this type are imposed on one or more of our major products under current or future health, environmental, or other laws or regulations, they could inhibit sales of such products. Further, we cannot predict whether our products will become subject to increased rules and regulations, which, if enacted, could increase our costs or adversely impact sales.

Counterfeiting or inadequate protection of our intellectual property rights could adversely affect our business prospects.

Our brand names, trademarks, and related intellectual property rights are critical assets, and our business depends on protecting them online and in the countries where we do business. We may not succeed in protecting our intellectual property rights in a given market or in challenging those who infringe our rights or imitate or counterfeit our products. Although we believe that our intellectual property rights are legally protected in the markets where we do business, the ability to register and enforce intellectual property rights varies from country to country. In some countries, for example, it may be more difficult to successfully stop counterfeiting or look-alike products, either because the law is inadequate or, even though satisfactory legal options may exist, it may be difficult to obtain and enforce sanctions against counterfeiters. We may not be able to register our trademarks in every country where we want to sell a particular product, and we may not obtain favorable decisions by courts or trademark offices.

Many global spirits brands, including some of our brands, experience problems with product counterfeiting and other forms of trademark infringement. We combat counterfeiting by working with other companies in the spirits industry through our membership in the Alliance Against Counterfeit Spirits (AACS) and with brand owners in other industries via our membership in React, an anti-counterfeiting network organization. While we believe AACS and React are effective organizations, they are not active in every market, and their efforts are subject to obtaining the cooperation of local authorities and courts in the markets where they are active. Despite the efforts of AACS, React, and our own teams, lower-quality and counterfeit products that could be harmful to consumers could reach the market and adversely affect our intellectual property rights, brand equity, corporate reputation, and financial results. In addition, the industry as a whole could suffer negative effects related to the manufacture, sale, and consumption of illegally produced beverage alcohol.

Litigation and legal disputes could expose our business to financial and reputational risk.

Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of beverage alcohol or specific brands could affect our ability to sell our products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business reputation or financial results. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. We could also experience employment-related or cybersecurity-related class actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly if there is negative publicity.

As discussed throughout these risk factors, governmental actions around the world are a continuing compliance risk for global companies such as ours. In addition, as a U.S. public company, we are exposed to the risk of securities-related class action suits, particularly following a precipitous drop in the share price of our stock. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business.

Risks Related to Cybersecurity and Data Privacy

We rely on information technology (IT) systems to manage our business operations. A cyber breach, a failure or corruption of one or more of our key information technology systems, networks, processes, associated sites, or service providers, or a failure to comply with personal data protection laws could have a material adverse impact on our business.

As a company with complex IT systems, we have been a target of cyberattacks and other hacking activities in the past, and we expect to continue to be a target in the future. While past cyberattacks and hacking activities have not materially impacted our business or disrupted our operations, increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial-of-service attacks, phishing, social engineering, hacking, and other types of attacks, pose a risk to the security and availability of our IT systems, networks, and services, including those that are managed, hosted, provided, or used by third parties, as well as the confidentiality, availability, and integrity of our data and the data of our customers, partners, consumers, employees, stockholders, suppliers, and others. As a result, we may experience material disruptions or suffer material adverse effects in the future from cyberattacks or other hacking activities. Furthermore, our increasingly mobile, hybrid, and global workforce further increases our attack surface.

In the ordinary course of our business, we receive, process, transmit, and store information relating to identifiable individuals (personal data), primarily employees and former employees, beneficiaries of employees or former employees, customers, and consumers. As a result, we are subject to various U.S. federal and state and foreign laws and regulations relating to personal data. Such laws and regulations include the California Consumer Protection Act, the California Privacy Rights Act, data protection and AI regulations in the European Union, and other similar regulations that may change or be added to frequently.

Unauthorized access to our IT network, or that of our service providers, suppliers, customers, or other direct or indirect business partners, could result in failure of our IT systems, networks, or services to function properly. This could lead to the loss or unauthorized disclosure of our business strategy or other confidential information; disruptions to our business operations; misappropriation of personal data; and reputational, competitive, or business harm. Each of these events may adversely affect our business operations or financial results, or may cause financial and reputational damage, undermine consumer confidence, subject us to government enforcement actions (including fines), or result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages, fines, or criminal prosecution.

Risks Related to Our Ownership and Corporate Governance Structure

The Brown family has the ability to control the outcome of matters submitted for stockholder approval.

We are a "controlled company" under New York Stock Exchange rules. Controlled companies are exempt from New York Stock Exchange listing standards that require a board composed of a majority of independent directors, a fully independent nominating/corporate governance committee, and a fully independent compensation committee. We may avail ourselves of the exemption from having a board composed of a majority of independent directors, and we utilize the exemption from having a fully independent nominating/corporate governance committee. Notwithstanding the available exemption, our Compensation Committee is composed exclusively of independent directors. As a result of our use of some "controlled company" exemptions, our corporate governance practices differ from those of non-controlled companies, which are subject to all of the New York Stock Exchange corporate governance requirements.

We have two classes of common stock. Our Class A common stock is entitled to full voting powers, including in the elections of directors, while our Class B common stock may not vote except as provided by the laws of Delaware. We have had two classes of common stock since 1959, when our stockholders approved the issuance of two shares of Class B non-voting common stock to every holder of our voting common stock. Dual-class share structures have come under the scrutiny of major indices, institutional investors, and proxy advisory firms, with some calling for the reclassification of non-voting common stock.

A majority of our voting stock is controlled by members of the Brown family, and, collectively, they have the ability to control the outcome of stockholder votes, including the election of all of our directors and the approval or rejection of any merger, change of control, or other significant corporate transactions. We believe that having a long-term-focused, committed, and engaged stockholder base provides us with a distinct strategic advantage, particularly in a business with aged products and multi-generational brands. This advantage could be eroded or lost, however, should Brown family members cease, collectively, to be controlling stockholders of the Company.

We believe that it is in the interests of all stockholders that we remain independent and family-controlled, and we believe the Brown family stockholders share these interests. Thus, our common stock dual-class share structure, as it has existed since 1959, is perpetual, and we do not have a sunset provision in our Restated Certificate of Incorporation or By-laws that provides for the eventual reclassification of the non-voting common stock to voting common stock. However, the Brown family's interests may not always be aligned with other stockholders' interests. By exercising their control, the Brown family could cause the Company to take actions that are at odds with the investment goals or interests of institutional, short-term, non-voting, or other non-controlling investors, or that have a negative effect on our stock price. Further, because the Brown family controls the majority of our voting stock, Brown-Forman might be a less attractive takeover target, which could adversely affect the market price of both our voting and our non-voting common stock. And the difference in voting rights for our common stock could also adversely and disproportionately affect the value of our Class B non-voting common stock to the extent that investors view, or any potential future purchaser of our Company views, the superior voting rights and control represented by the Class A common stock to have value.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity Risk Management Strategy and Processes

Our Chief Information Security Officer (CISO) leads our Global Information Security team, reports to the Chief Information Officer (CIO), and meets regularly with other members of senior management. Our CISO holds advanced degrees in Computer Science and Business Administration, in addition to relevant IT and cybersecurity certifications from organizations such as the EC Council, ISACA, and CSA. She has served in various IT roles for over 20 years, including leading the IT Security function.

Our Global Information Security Team is responsible for the information security strategy, policy, security engineering, operations, and cyber threat detection and response. Our Global Information Security Team, which includes a security operations center, seeks to protect the company against reasonably foreseeable cyber threats and risks. The cybersecurity team members have the qualifications and certifications for their roles. They also have relevant industry experience in selecting, deploying, and operating cybersecurity technologies, initiatives, and processes globally. We also rely on threat intelligence as well as other information obtained from governmental, public, or private sources, including external consultants that we engage.

We have made significant investments in people, processes, and technology to protect the confidentiality, integrity, and availability of our IT systems. As part of that effort, we utilize the National Institute of Standards and Technology Cybersecurity Framework as a guide for our security controls. We are also continuing to advance towards an architecture based on "Zero-Trust" principles, where we continuously validate the identity and security posture of every user, device, application, or network component trying to leverage our IT resources. In addition, our employees undergo annual security awareness training to improve their understanding of cybersecurity threats, and their ability to identify and escalate potential threats.

In the event of an incident, we leverage a multi-layered set of plans that include, Endpoint Detection and Response software, Security Information and Event Management tools for detection, and a Cybersecurity Incident Response Plan and Disaster Recovery Response Plan for recovery. The recovery plans outline the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying designated functional leadership teams, the Disclosure Committee, the General Counsel, other senior leadership, and the Board of Directors, as appropriate. These designated leaders assess various factors, including operational, financial, legal, regulatory, reputational impacts on the Company to determine the materiality of the incident and the appropriate response..

We have established a tiered risk management strategy that helps us to evaluate our ability to protect assets (data and systems) by identifying, assessing, and prioritizing associated risk through, among other tools, the use of a non-affiliated third party assessor, audits by our internal audit team, tabletop exercises, penetration and vulnerability testing, and simulations. We report the results of these assessments to the Audit Committee of the Board of Directors.

We rely on third party service providers to deliver our products and services to our customers, including many of our technology initiatives. A cybersecurity incident at a supplier, subcontractor, or joint venture partner could materially adversely impact us. We evaluate third party providers from a cybersecurity risk perspective, which may include an assessment of that service provider's cybersecurity posture through a questionnaire and include security and privacy addenda to our contracts where applicable. However, we rely on the third parties we use to implement security programs commensurate with their risk, and we cannot ensure in all circumstances that their efforts will be successful.

Our systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse, or theft of personal information (of third parties, employees and their beneficiaries, and customers) and other data. These incidents have not had a material impact on our services, system, or business during the past reporting period. However, despite our capabilities, processes, and other security measures we employ, we may not be aware of all vulnerabilities or might not accurately assess the risk of an incident. Additional information on cybersecurity risks we face can be found in Item 1A. Risk Factors, which should be read in conjunction with the foregoing information.

Cybersecurity Governance

The Board of Directors oversees management's processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. The Board of Directors has delegated oversight of risks related to cybersecurity to the Audit Committee. The Audit Committee regularly reports on its activities and findings with respect to risks from cybersecurity threats to the full Board of Directors.

The Audit Committee oversees our cybersecurity posture to assess key strategic, operational, and compliance risks. Our CIO and CISO update the Audit Committee on a quarterly basis regarding cyber risks, the threat landscape, reports on our security roadmap, risk mitigation and governance, and any cybersecurity incidents.

The Company's Information Technology, Enterprise Security, Internal Audit, as well as the Legal and Privacy teams work closely to identify issues and incidents in a timely manner, and report them to senior leadership, the Board of Directors, and appropriate regulatory bodies, as appropriate. Assessing, identifying, and managing cybersecurity risks are integrated into our overall enterprise risk management (ERM) framework that provides risk quantification, scenario analysis to determine the potential impact on the enterprise, and processes to manage risk within the parameters of the organization's risk appetite. Additionally, ERM provides support to the decision making process to enable cybersecurity risk owners to accomplish the desired level of asset protection and alignment consistent with the organization's strategy. The ERM work is presented annually to the Audit Committee and Board of Directors, including the management of top risks and the review of emerging risks.

Item 2. *Properties*

Our Company-owned production facilities include distilleries, a winery[1], bottling plants, an RTD canning plant, warehousing operations, a cooperage, visitors' centers, and retail shops. We also have agreements with other parties for contract production in Australia, Belgium, China, Ireland, Latvia, Mexico, the Netherlands, New Zealand, South Africa, Spain, the United Kingdom, the United States, and Venezuela.

In addition to our Company-owned production locations and our corporate offices in Louisville, Kentucky, we lease office space for use in our sales, marketing, and administrative operations in the United States and in over 50 other locations around the world. The lease terms expire at various dates and are generally renewable. We believe that our facilities are in good condition and are adequate for our business.

Principal Properties

Location	Principal Activities	Notes
United States:		
Louisville, Kentucky	Corporate offices	Includes several renovated historic structures
	Distilling, bottling, warehousing	Home of Old Forester
	Visitors' center	
	Cooperage	Brown-Forman Cooperage
Lynchburg, Tennessee	Distilling, bottling, warehousing	Home of Jack Daniel's
	Visitors' center	
Woodford County, Kentucky	Distilling, bottling, warehousing	Home of Woodford Reserve
	Visitors' center	
Windsor, California	Vineyards, winery, bottling, warehousing	Home of Sonoma-Cutrer[1]
	Visitors' center	
Trinity, Alabama	Cooperage	Jack Daniel Cooperage[2]
International:		
Cour-Cheverny, France	Distilling, bottling, warehousing	Home of Chambord
Amatitán, Mexico	Distilling, bottling, warehousing, RTD canning	Home of Herradura and el Jimador
	Visitors' center	
Slane, Ireland	Distilling	Home of Slane Irish Whiskey
	Visitors' center	
Aberdeenshire, Scotland	Distilling, warehousing	Home of The Glendronach
	Visitors' center	
Morayshire, Scotland	Distilling, warehousing	Home of Benriach
	Visitors' center	
Newbridge, Scotland	Bottling	
Portsoy, Scotland	Distilling, warehousing	Home of Glenglassaugh
	Visitors' center	
Provincia de Panamá, Panamá	Warehousing, bottling	Home of Diplomático

---

[1]Sonoma-Cutrer California Wines and related assets were divested on April 30, 2024.

[2]The Jack Daniel Cooperage was divested on May 1, 2024.

Item 3. *Legal Proceedings*

We operate in a litigious environment and we are sued in the normal course of business. We do not anticipate that any pending suits will have, individually or in the aggregate, a material adverse effect on our financial position, results of operations, or liquidity.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our Class A and Class B common stock is traded on the New York Stock Exchange under the symbols "BFA" and "BFB," respectively. As of May 31, 2024, we had 2,334 holders of record of Class A common stock and 4,382 holders of record of Class B common stock. Because of overlapping ownership between classes, as of May 31, 2024, we had only 4,732 distinct common stockholders of record.

Stock Performance Graph

The graph below compares the cumulative total shareholder return of our Class B common stock for the last five fiscal years with the total return of the Standard & Poor's (S&P) 500 Index and S&P 500 Consumer Staples Index. The information presented assumes an initial investment of $100 on April 30, 2019, and that all dividends were reinvested. The graph shows the value that each of these investments would have had on April 30 in the years since 2019.



Five-Year Cumulative Total Shareholder Return
Assumes Initial Investment of $100
(as of April 30, 2024; dividends reinvested)

	2019	**2020**	**2021**	**2022**	**2023**	**2024**
Brown-Forman Corporation	$100	$118	$146	$132	$129	$96
S&P 500 Index	$100	$101	$147	$148	$151	$186
S&P 500 Consumer Staples Index	$100	$104	$127	$148	$152	$155

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Introduction

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader better understand Brown-Forman, our operations, our financial results, and our current business environment. Please read this MD&A in conjunction with our Consolidated Financial Statements and the accompanying Notes contained in "Item 8. Financial Statements and Supplementary Data" (Consolidated Financial Statements).

Our MD&A is organized as follows:

Table of Contents

Presentation Basis

Non-GAAP Financial Measures

We use some financial measures in this report that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures, defined below, should be viewed as supplements to (not substitutes for) our results of operations and other measures reported under GAAP. Other companies may not define or calculate these non-GAAP measures in the same way.

"Organic change" in measures of statements of operations. We present changes in certain measures, or line items, of the statements of operations that are adjusted to an "organic" basis. We use "organic change" for the following measures of the statements of operations: (a) organic net sales; (b) organic cost of sales; (c) organic gross profit; (d) organic advertising expenses; (e) organic selling, general, and administrative (SG&A) expenses; (f) organic other expense (income) net; (g) organic operating expenses[1]; and (h) organic operating income. To calculate these measures, we adjust, as applicable, for (1) acquisitions and divestitures, (2) impairment charges, (3) other items, and (4) foreign exchange. We explain these adjustments below.

- *"Acquisitions and divestitures."* This adjustment removes (a) the gain or loss recognized on sale of divested brands, (b) any non-recurring effects related to our acquisitions and divestitures (e.g., transaction, transition, and integration costs or income), and (c) the effects of operating activity related to acquired and divested brands for periods not comparable year over year (non-comparable periods). Excluding non-comparable periods allows us to include the effects of acquired and divested brands only to the extent that results are comparable year over year.

  During the third quarter of fiscal 2023, we acquired Gin Mare Brand, S.L.U. and Mareliquid Vantguard, S.L.U., which owned the Gin Mare brand (Gin Mare). This adjustment removes (a) the transaction, transition, and integration costs related to the acquisition, (b) operating activity for the non-comparable periods, which is activity in the first and second quarters of fiscal 2024, and (c) fair value adjustments to Gin Mare's earn-out contingent consideration liability that is payable in cash no earlier than July 2024 and no later than July 2027.

  During the third quarter of fiscal 2023, we acquired (a) International Rum and Spirits Distributors Unipessoal, Lda., (b) Diplomático Branding Unipessoal Lda., (c) International Bottling Services, S.A., (d) International Rum & Spirits Marketing Solutions, S.L., and (e) certain assets of Destilerias Unidas Corp., which collectively own the Diplomático Rum brand and related assets (Diplomático). This adjustment removes (a) the transaction, transition, and integration costs related to the acquisition, and (b) operating activity for the non-comparable periods, which is primarily activity in the first three quarters of fiscal 2024.

  During the third quarter of fiscal 2024, we sold the Finlandia vodka business, which resulted in a pre-tax gain of $92 million, and entered into a related transition services agreement (TSA) for this business. This adjustment removes the (a) transaction costs related to the divestiture, (b) the gain on sale of the Finlandia vodka business, (c) operating activity for the

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[1] Operating expenses include advertising expense, SG&A expense, and other expense (income), net.

non-comparable period, which is activity in the third and fourth quarters of fiscal 2023, and (d) net sales, cost of sales, and operating expenses recognized pursuant to the TSA related to distribution services in certain markets.

During the fourth quarter of fiscal 2024, we sold the Sonoma-Cutrer wine business in exchange for an ownership percentage of 21.4% in The Duckhorn Portfolio Inc. (Duckhorn) along with $50 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $175 million. This adjustment removes the transaction costs related to the divestiture and the gain on sale of the Sonoma-Cutrer wine business.

During the second quarter of fiscal 2024, we recognized a gain of $7 million on the sale of certain fixed assets. This adjustment removes the gain from our other expense (income), net and operating income.

We believe that these adjustments allow for us to better understand our organic results on a comparable basis.

See Notes 13 and 14 to the Consolidated Financial Statements for more information.

- *"Impairment Charges."* This adjustment removes the impact of impairment charges from our results of operations.

  During the third quarter of fiscal 2023, we recognized a non-cash impairment charge of $96 million for the Finlandia brand name. During the fourth quarter of fiscal 2024, we recognized a non-cash impairment charge of $7 million for an immaterial discontinued brand name. We believe that these adjustments allow for us to understand our organic results on a comparable basis.

- *"Other Items."* Other Items include the additional items outlined below.

  "*Foundation*." During the fourth quarter of fiscal 2024, we committed $23 million to the Brown-Forman Foundation and Dendrifund (the Foundation and Dendrifund) to support the communities where our employees live and work. This adjustment removes the commitment to the Foundation from our organic SG&A expenses and organic operating income to present our organic results on a comparable basis.

  "Jack Daniel's Country Cocktails business model change (JDCC)." In fiscal 2021, we entered into a partnership with the Pabst Brewing Company for the supply, sales, and distribution of Jack Daniel's Country Cocktails in the United States while Brown-Forman continued to produce certain products. During fiscal 2024, this production fully transitioned to Pabst Brewing Company for the Jack Daniel's Country Cocktails products. This adjustment removes the non-comparable operating activity related to the sales of Brown-Forman-produced Jack Daniel's Country Cocktails products during the fourth quarter of fiscal 2023 and fiscal 2024.

- *"Foreign exchange."* We calculate the percentage change in certain line items of the statements of operations in accordance with GAAP and adjust to exclude the cost or benefit of currency fluctuations. Adjusting for foreign exchange allows us to understand our business on a constant-dollar basis, as fluctuations in exchange rates can distort the organic trend both positively and negatively. (In this report, "dollar" always means the U.S. dollar unless stated otherwise.) To eliminate the effect of foreign exchange fluctuations when comparing across periods, we translate current-year results at prior-year rates and remove transactional and hedging foreign exchange gains and losses from current- and prior-year periods.

We use the non-GAAP measure "organic change", along with other metrics, to: (a) understand our performance from period to period on a consistent basis; (b) compare our performance to that of our competitors; (c) calculate components of management incentive compensation; (d) plan and forecast; and (e) communicate our financial performance to the Board of Directors, stockholders, and investment community. We provide reconciliations of the "organic change" in certain line items of the statements of operations to their nearest GAAP measures in the tables under "Results of Operations - Fiscal 2024 Highlights" and "Results of Operations - Year-Over-Year Comparisons." We have consistently applied the adjustments within our reconciliations in arriving at each non-GAAP measure. We believe these non-GAAP measures are useful to readers and investors because they enhance the understanding of our historical financial performance and comparability between periods. When we provide guidance for organic change in certain measures of the statements of operations we do not provide guidance for the corresponding GAAP change, as the GAAP measure will include items that are difficult to quantify or predict with reasonable certainty, such as foreign exchange, which could have a significant impact to our GAAP income statement measures.

"Return on average invested capital." This measure refers to the sum of net income and after-tax interest expense, divided by average invested capital. Average invested capital equals assets less liabilities, excluding interest-bearing debt, and is calculated using the average of the most recent five quarter-end balances. After-tax interest expense equals interest expense multiplied by one minus our effective tax rate. We use this non-GAAP measure because we consider it to be a meaningful indicator of how effectively and efficiently we invest capital in our business.

In fiscal 2023, we changed the methodology used to determine average invested capital. Previously, average invested capital was computed using the average of the most recent 13 month-end balances. Average invested capital is now calculated using the average of the most recent five quarter-end balances, which are disclosed in the relevant quarterly reports on Form 10-Q and Annual Reports on Form 10-K. Return on average invested capital computed using the new methodology does not materially differ from the result computed using the previous methodology for fiscal 2023. The new methodology was consistently applied to return on average invested capital for each period presented.

Definitions

Aggregations.

From time to time, to explain our results of operations or to highlight trends and uncertainties affecting our business, we aggregate markets according to stage of economic development as defined by the International Monetary Fund (IMF), and we aggregate brands by beverage alcohol category. Below, we define the geographic and brand aggregations used in this report.

Geographic Aggregations.

In "Results of Operations - Fiscal 2024 Market Highlights," we provide supplemental information for our top markets ranked by percentage of reported net sales. In addition to markets listed by country name, we include the following aggregations:

- *"Developed International"* markets are "advanced economies" as defined by the IMF, excluding the United States. Our top developed international markets were Germany, Australia, the United Kingdom, France, Canada, and Spain. This aggregation represents our net sales of branded products to these markets.

  - *"Spain"* includes Spain and certain other surrounding territories.

- *"Emerging"* markets are "emerging and developing economies" as defined by the IMF. Our top emerging markets were Mexico, Poland, and Brazil. This aggregation represents our net sales of branded products to these markets.

  - *"Brazil"* includes Brazil, Uruguay, Paraguay, and certain other surrounding territories.

- *"Travel Retail"* represents our net sales of branded products to global duty-free customers, other travel retail customers, and the U.S. military, regardless of customer location.

- *"Non-branded and bulk"* includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey and wine, regardless of customer location.

Brand Aggregations.

In "Results of Operations - Fiscal 2024 Brand Highlights," we provide supplemental information for our top brands ranked by percentage of reported net sales. In addition to brands listed by name, we include the aggregations outlined below.

In fiscal 2023, we began presenting "Ready-to-Drink" products as a separate aggregation due to its more significant contribution to our growth in recent years and industry-wide category growth trends. "Whiskey" no longer contains Jack Daniel's ready-to-drink (RTD) and ready-to-pour (RTP), and "Tequila" no longer includes New Mix. These brands are now included in the "Ready-to-Drink" brand aggregation.

- *"Whiskey"* includes all whiskey spirits and whiskey-based flavored liqueurs. The brands included in this category are the Jack Daniel's family of brands (excluding the "Ready-to-Drink" products defined below), the Woodford Reserve family of brands (Woodford Reserve), the Old Forester family of brands (Old Forester), The Glendronach, Glenglassaugh, Benriach, Slane Irish Whiskey, and Coopers' Craft.

  - *"American whiskey"* includes the Jack Daniel's family of brands (excluding the "Ready-to-Drink" products defined below) and premium bourbons (defined below).

    - *"Premium bourbons"* includes Woodford Reserve, Old Forester, and Coopers' Craft.

  - *"Super-premium American whiskey"* includes Woodford Reserve, Gentleman Jack, and other super-premium Jack Daniel's expressions.

- *"Ready-to-Drink"* includes all ready-to-drink (RTD) and ready-to-pour (RTP) products. The brands included in this category are Jack Daniel's RTD and RTP products (JD RTD/RTP), New Mix, and other RTD/RTP products.

- *"Jack Daniel's RTD/RTP"* products include all RTD line extensions of Jack Daniel's, such as Jack Daniel's & Cola, Jack Daniel's & Coca-Cola RTD, Jack Daniel's Country Cocktails, Jack Daniel's Double Jack, and other malt- and spirit-based Jack Daniel's RTDs, along with Jack Daniel's Winter Jack RTP.

  - *"Jack Daniel's & Coca-Cola RTD"* includes all Jack Daniel's and Coca-Cola RTD products and Jack Daniel's bulk whiskey shipments for the production of this product.

- *"Tequila"* includes el Jimador, the Herradura family of brands (Herradura), and other tequilas.

- *"Wine"* includes Korbel California Champagnes and Sonoma-Cutrer wines (which was divested on April 30, 2024). See Note 14 to the Condensed Consolidated Financial Statements for details.

- *"Vodka"* includes Finlandia, which was divested on November 1, 2023. See Note 14 to the Condensed Consolidated Financial Statements for details.

- *"Rest of Portfolio"* includes Diplomático, Chambord, Gin Mare, Korbel Brandy, and Fords Gin.

- *"Non-branded and bulk"* includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey and wine.

- *"Jack Daniel's family of brands"* includes Jack Daniel's Tennessee Whiskey (JDTW), JD RTD/RTP, Jack Daniel's Tennessee Honey (JDTH), Gentleman Jack, Jack Daniel's Tennessee Apple (JDTA), Jack Daniel's Tennessee Fire (JDTF), Jack Daniel's Single Barrel Collection (JDSB), Jack Daniel's Bonded Tennessee Whiskey, Jack Daniel's Sinatra Select, Jack Daniel's Tennessee Rye Whiskey (JDTR), Jack Daniel's Triple Mash Blended Straight Whiskey, Jack Daniel's Bottled-in-Bond, Jack Daniel's American Single Malt, Jack Daniel's 12 Year Old, Jack Daniel's 10 Year Old, and other Jack Daniel's expressions.

Other Metrics.

- *"Shipments."* We generally record revenues when we ship or deliver our products to our customers. In this report, unless otherwise specified, we refer to shipments when discussing volume.

- *"Depletions."* This is a term commonly used in the beverage alcohol industry to describe volume. Depending on the context, depletions usually means either (a) where Brown-Forman is the distributor, shipments directly to retail or wholesale customers or (b) where Brown-Forman is not the distributor, shipments from distributor customers to retailers and wholesalers. We believe that depletions measure volume in a way that more closely reflects consumer demand than our shipments to distributor customers do.

- *"Consumer takeaway."* When discussing trends in the market, we refer to consumer takeaway, a term commonly used in the beverage alcohol industry that refers to the purchase of product by consumers from retail outlets, including products purchased through e-commerce channels, as measured by volume or retail sales value. This information is provided by third parties, such as Nielsen and the National Alcohol Beverage Control Association (NABCA). Our estimates of market share or changes in market share are derived from consumer takeaway data using the retail sales value metric. We believe consumer takeaway is a leading indicator of consumer demand trends.

- *"Estimated net change in distributor inventories."* We generally recognize revenue when our products are shipped or delivered to customers. In the United States and certain other markets, our customers are distributors that sell downstream to retailers and consumers. We believe that our distributors' downstream sales more closely reflect actual consumer demand than do our shipments to distributors. Our shipments increase distributors' inventories, while distributors' depletions (as described above) reduce their inventories. Therefore, it is possible that our shipments do not coincide with distributors' downstream depletions and merely reflect changes in distributors' inventories. Because changes in distributors' inventories could affect our trends, we believe it is useful for investors to understand those changes in the context of our operating results.

  We perform the following calculation to determine the "estimated net change in distributor inventories":

  - For both the current-year period and the comparable prior-year period, we calculate a "depletion-based" amount by (a) dividing the organic dollar amount (e.g. organic net sales) by the corresponding shipment volumes to arrive at a shipment per case amount, and (b) multiplying the resulting shipment per case amount by the corresponding depletion volumes. We subtract the year-over-year percentage change of the "depletion-based" amount from the year-over-year percentage change of the organic amount to calculate the "estimated net change in distributor inventories."

- A positive difference is interpreted as a net increase in distributors' inventories, which implies that organic trends could decrease as distributors reduce inventories; whereas, a negative difference is interpreted as a net decrease in distributors' inventories, which implies that organic trends could increase as distributors rebuild inventories.

Significant Developments

Below, we discuss the significant developments in our business during fiscal 2023 and fiscal 2024. These developments relate to acquisitions and divestitures, Finlandia brand name impairment, tariffs, supply chain disruptions, innovation, and capital deployment.

Acquisitions and Divestitures

During the third quarter of fiscal 2023, we acquired the Gin Mare brand and the Diplomático brand and related assets for a combined purchase price of $1.2 billion. In fiscal 2023, these brands positively contributed to our reported net sales growth and negatively impacted our reported operating income growth. The negative effect on fiscal 2023 reported operating income was largely driven by transaction expenses of $44 million related to the termination of certain distribution contracts (certain post-closing costs and expenses). In fiscal 2024, these brands positively contributed to our reported net sales growth and reported operating income.

During the third quarter of fiscal 2024, we sold the Finlandia vodka business for $196 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $92 million. The TSA negatively impacted our reported gross margin during fiscal 2024.

During the fourth quarter of fiscal 2024, we sold the Sonoma-Cutrer wine business in exchange for an ownership percentage of 21.4% in Duckhorn along with $50 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $175 million.

Finlandia Impairment

During the third quarter of fiscal 2023, we recognized a non-cash impairment charge of $96 million for the Finlandia brand name, largely due to macroeconomic conditions including rising interest rates and increasing costs.

Tariffs

The removal of the European Union and United Kingdom tariffs on American whiskey (tariffs) positively affected our results during fiscal 2023. Tariffs include the combined effect of tariff-related costs, whether arising as a reduction of reported net sales or as an increase in reported cost of sales. For fiscal 2023, we estimated that lower costs associated with tariffs (a) reduced our reported cost of sales growth by approximately four percentage points, and (b) increased gross margin by approximately one and a half percentage points.

Supply Chain Disruptions

Supply chain disruptions negatively impacted our business during fiscal 2023 due to global logistics and transportation challenges that constrained product movement and increased transportation costs.

We further discuss the effects of these developments on our results where relevant below.

Innovation

- Jack Daniel's family of brands. Innovation within the Jack Daniel's family of brands has contributed to our growth in the last two fiscal years as described below.

  ◦ In fiscal 2023, we announced our global relationship with The Coca-Cola Company to introduce the Jack Daniel's & Coca-Cola RTD to select markets around the world. We discuss the impact of the continued product launch on our fiscal 2024 results where relevant below.

  ◦ In fiscal 2023, we launched Jack Daniel's Bonded Tennessee Whiskey and Jack Daniel's Triple Mash Blended Straight Whiskey in the United States and certain developed international and emerging markets.

  ◦ In fiscal 2023, we launched Jack Daniel's 12 Year Old in the United States.

  ◦ In fiscal 2023, we launched Jack Daniel's Tennessee Travelers Whiskey in Travel Retail.

  ◦ In fiscal 2023 and fiscal 2024, we continued the international launch of Jack Daniel's Tennessee Apple, expanding to certain developed international and emerging markets.

  ◦ In fiscal 2024, we launched Jack Daniel's Bonded Rye and Jack Daniel's Single Barrel Rye Barrel Proof in the United States.

◦ In fiscal 2024, we launched Jack Daniel's American Single Malt in Travel Retail.

◦ In fiscal 2024, we introduced the Glenglassaugh old and rare cask program.

Capital Deployment

We have focused our capital deployment initiatives on (a) investing fully in our existing business, (b) continuing our acquisitions and divestitures strategy, and (c) returning cash to our stockholders.

• Investments. During fiscal 2023 and fiscal 2024, our capital expenditures totaled $411 million and focused on enabling the growth of our premium whiskey, tequila, and rum brands:

◦ During fiscal 2021, our Board of Directors approved a $125 million capital investment to expand our bourbon-making capacity in Kentucky. We completed this project in fiscal 2024. We also built two additional barrel warehouses at our Woodford Reserve distillery during fiscal 2024 to support the continued growth of Woodford Reserve.

◦ During fiscal 2022, our Board of Directors approved a $50 million capital investment to expand our scotch-making capacity in Scotland. We expect to complete this project in fiscal 2026. We also built an additional barrel warehouse at our The Glendronach distillery during fiscal 2023 and two additional barrel warehouses at our Glenglassaugh distillery during fiscal 2024 to support the continued growth of those brands.

◦ During fiscal 2023, our Board of Directors approved an $85 million capital investment to expand our JDTW capacity in Tennessee. We also built four additional barrel warehouses at our Jack Daniel's distillery during fiscal 2023 and fiscal 2024 to support the continued growth of JDTW.

◦ During fiscal 2023, our Board of Directors approved a $200 million capital investment to expand our tequila-making capacity in Mexico.

◦ During fiscal 2024, we built an additional barrel warehouse in Panamá to support the continued growth of Diplomático rum.

• Acquisitions and divestitures. During fiscal 2023, we acquired the Gin Mare brand and the Diplomático brand and related assets. During fiscal 2024, we sold the Finlandia vodka business and Sonoma-Cutrer wine business. See Notes 13 and 14 to the Consolidated Financial Statements for more information.

• Cash returned to stockholders. During fiscal 2023 and fiscal 2024, we returned a total of $1.2 billion to our stockholders through $782 million in regular dividends and $400 million in share repurchases.

Executive Summary

Fiscal 2024 Highlights

- We delivered reported net sales of $4.2 billion, a decrease of 1% compared to fiscal 2023. The decline in reported net sales was driven by lower volumes, largely offset by favorable price/mix and the positive effect of acquisitions and divestitures. An estimated net decrease in distributor inventories negatively impacted reported net sales.

  ◦ From a brand perspective, the decline in reported net sales was driven by JDTW, partially offset by growth from our recently acquired brands, Diplomático and Gin Mare.

  ◦ From a geographic perspective, the decline in reported net sales was driven by the United States and Japan, partially offset by growth in Mexico and Germany.

- We delivered reported gross profit of $2.5 billion, an increase of 1% compared to fiscal 2023. Gross margin increased to 60.5% in fiscal 2024, up 1.5 percentage points from 59.0% in fiscal 2023. The increase in gross margin was primarily driven by favorable price/mix and lower supply chain disruption related costs, partially offset by higher input costs and the negative effect of foreign exchange.

- We delivered reported operating income of $1.4 billion, an increase of 25% compared to fiscal 2023, driven primarily by the positive effect of acquisitions and divestitures (the gains on sale of the Finlandia vodka business and the Sonoma-Cutrer wine business), favorable price/mix, the absence of the prior year period Finlandia non-cash impairment, and lower supply chain disruption related costs, partially offset by operating expense growth, the negative effect of foreign exchange, and the $23 million commitment to the Foundation and Dendrifund.

- We delivered diluted earnings per share of $2.14, an increase of 32% compared to fiscal 2023, driven primarily by the increase in reported operating income.

- Our return on average invested capital increased to 17.3% in fiscal 2024, compared to 15.3% in fiscal 2023. This increase was driven by higher reported operating income and the benefit of a lower effective tax rate, partially offset by higher invested capital.

Summary of Operating Performance Fiscal 2023 and Fiscal 2024

Fiscal year ended April 30		2023		2024	2023 vs. 2024 Reported Change	Organic Change[1]
Net sales	$	4,228	$	4,178	(1%)	(1%)
Cost of sales	$	1,734	$	1,652	(5%)	(7%)
Gross profit	$	2,494	$	2,526	1%	2%
Advertising	$	506	$	529	4%	2%
SG&A	$	742	$	826	11%	7%
Gain on business divestitures	$	—	$	(267)	nm[4]	nm[4]
Other expense (income), net	$	119	$	24	nm[4]	nm[4]
Operating income	$	1,127	$	1,414	25%	(2%)
Total operating expenses[2]	*$*	*1,367*	*$*	*1,379*	*1%*	*7%*
As a percentage of net sales[3]						
Gross profit		*59.0 %*		*60.5 %*	*1.5pp*	
Operating income		*26.7 %*		*33.8 %*	*7.2pp*	
Interest expense, net	$	81	$	113	40%	
Effective tax rate		*23.0 %*		*21.2 %*	*(1.8pp)*	
Diluted earnings per share	$	1.63	$	2.14	32%	
Return on average invested capital[1]		*15.3 %*		*17.3 %*	*2.0pp*	

Note: Results may differ due to rounding

[1]See "Non-GAAP Financial Measures" above for details on our use of "organic change" and "return on average invested capital," including how we calculate these measures and why we think this information is useful to readers.
[2]Operating expenses include advertising expense, SG&A expense, and other expense (income), net.
[3]Year-over-year changes in percentages are reported in percentage points (pp).
[4]Percentage change is not meaningful.

Results of Operations

Fiscal 2024 Market Highlights

The following table shows net sales results for our top markets, summarized by geographic area, for fiscal 2024 compared to fiscal 2023. We discuss results of the markets most affecting our performance below the table.

Top Markets

| Geographic area[1] | % of Fiscal 2024 Net Sales | Net Sales % Change vs. 2023 | | | | Organic[3] |
		Reported	Acquisitions and Divestitures	JDCC[2]	Foreign Exchange	
United States	**45%**	**(4%)**	**—%**	**—%**	**—%**	**(4%)**
Developed International	**28%**	**(2%)**	**(2%)**	**—%**	**—%**	**(5%)**
Germany	6%	10%	(1%)	—%	(2%)	7%
Australia	5%	(8%)	—%	—%	2%	(6%)
United Kingdom	4%	(11%)	(1%)	—%	(2%)	(14%)
France	3%	—%	(2%)	—%	(1%)	(3%)
Canada	1%	2%	(1%)	—%	1%	2%
Spain	1%	2%	(1%)	—%	(2%)	(1%)
Rest of Developed International	7%	(4%)	(6%)	—%	—%	(9%)
Emerging	**21%**	**5%**	**1%**	**—%**	**2%**	**8%**
Mexico	7%	19%	—%	—%	(13%)	6%
Poland	3%	15%	3%	—%	(6%)	11%
Brazil	2%	5%	—%	—%	(2%)	3%
Rest of Emerging	9%	(6%)	2%	—%	14%	10%
Travel Retail	**4%**	**8%**	**(1%)**	**—%**	**—%**	**6%**
Non-branded and bulk	**2%**	**(2%)**	**—%**	**—%**	**—%**	**(2%)**
Total	**100%**	**(1%)**	**(1%)**	**—%**	**—%**	**(1%)**

Note: Results may differ due to rounding

[1]See "Definitions" above for definitions of market aggregations presented here.

[2]"JDCC" is included in the Other Items Non-GAAP Financial Measure. See Presentation Basis above for additional details.

[3]See "Non-GAAP Financial Measures" above for details on our use of "organic change" in net sales, including how we calculate this measure and why we believe this information is useful to readers.

The **United States'** reported net sales declined 4%, driven by lower volumes largely reflecting an estimated net decrease in distributor inventories. The decline was partially offset by higher prices across our portfolio, led by el Jimador and Woodford Reserve, and the growth of our super-premium Jack Daniel's expressions.

Developed International

• **Germany's** reported net sales increased 10%, led by the launch of the Jack Daniel's & Coca-Cola RTD, the positive effect of foreign exchange, and the acquisitions of Diplomático and Gin Mare, partially offset by lower volumes of Jack Daniel's & Cola.

• **Australia's** reported net sales declined 8%, led by lower volumes of JD RTDs and the negative effect of foreign exchange, partially offset by higher prices for JD RTDs.

• The **United Kingdom's** reported net sales declined 11%, driven by lower volumes of Jack Daniel's & Cola, which we previously distributed, due to the introduction of the Jack Daniel's & Coca-Cola RTD that we do not distribute in this market, as well as lower JDTW volumes. The decline was partially offset by the positive effect of foreign exchange.

• **France's** reported net sales were flat due to JDTW declines, offset by the acquisition of Diplomático and the positive effect of foreign exchange.

- Reported net sales in the **Rest of Developed International** declined 4%, primarily driven by lower volumes across our portfolio in Japan due to an estimated net decrease in distributor inventories in preparation for the transition to owned distribution beginning April 1, 2024. This decline was partially offset by the acquisitions of Gin Mare and Diplomático.

Emerging

- **Mexico's** reported net sales increased 19%, driven by the positive effect of foreign exchange and higher prices of New Mix.

- **Poland's** reported net sales increased 15%, led by favorable price/mix and higher volumes of JDTW, as well as the positive effect of foreign exchange.

- **Brazil's** reported net sales increased 5%, driven by higher volumes of JDTA along with the positive effect of foreign exchange. These gains were partially offset by lower volumes of JDTW, reflecting an estimated net decrease in distributor inventories, and JD RTD declines.

- Reported net sales in the **Rest of Emerging** declined 6%, driven by the negative effect of foreign exchange, reflecting the strengthening of the dollar primarily against the Turkish lira, and lower JDTW volumes in the United Arab Emirates due to a net decrease in distributor inventories. These declines were partially offset by JDTW growth in Türkiye.

Travel Retail's reported net sales increased 8%, driven by growth of our super-premium American whiskey portfolio and the acquisitions of Gin Mare and Diplomático. An estimated net increase in distributor inventories positively impacted reported net sales.

Fiscal 2024 Brand Highlights

The following table highlights the global results of our top brands for fiscal 2024 compared to fiscal 2023. We discuss results of the brands most affecting our performance below the table.

Top Brands

Product category / brand family / brand[1]	Net Sales % Change vs. 2023				
	Reported	**Acquisitions & Divestitures**	**JDCC[2]**	**Foreign Exchange**	**Organic[3]**
Whiskey	**(3%)**	**—%**	**—%**	**1%**	**(2%)**
JDTW	(6%)	—%	—%	2%	(5%)
JDTH	(8%)	—%	—%	—%	(8%)
Gentleman Jack	(10%)	—%	—%	2%	(9%)
JDTA	32%	—%	—%	1%	33%
JDTF	(11%)	—%	—%	—%	(11%)
Woodford Reserve	2%	—%	—%	—%	3%
Old Forester	11%	—%	—%	—%	11%
Rest of Whiskey	15%	—%	—%	1%	16%
Ready-to-Drink	**2%**	**—%**	**1%**	**(4%)**	**—%**
JD RTD/RTP	(6%)	—%	1%	—%	(5%)
New Mix	32%	—%	—%	(15%)	17%
Tequila	**(4%)**	**—%**	**—%**	**(3%)**	**(7%)**
el Jimador	—%	—%	—%	(1%)	(1%)
Herradura	(10%)	—%	—%	(3%)	(13%)
Wine	**—%**	**—%**	**—%**	**—%**	**—%**
Vodka (Finlandia)	**(16%)**	**19%**	**—%**	**1%**	**3%**
Rest of Portfolio	**61%**	**(49%)**	**—%**	**3%**	**15%**
Non-branded and bulk	**(2%)**	**—%**	**—%**	**—%**	**(2%)**

Note: Results may differ due to rounding

[1]See "Definitions" above for definitions of brand aggregations presented here.

[2]"JDCC" is included in the Other Items Non-GAAP Financial Measure. See Presentation Basis above for additional details.

[3]See "Non-GAAP Financial Measures" above for details on our use of "organic change" in net sales, including how we calculate this measure and why we believe this information is useful to readers.

Whiskey

• Reported net sales for **JDTW** decreased 6%, led by declines in Japan, the United States, the United Arab Emirates, and Sub-Saharan Africa, along with the negative effect of foreign exchange, primarily reflecting the strengthening of the dollar against the Turkish lira. These declines were partially offset by higher prices and volumes in Türkiye. An estimated net decrease in distributor inventories negatively impacted reported net sales.

• Reported net sales for **JDTH** declined 8%, driven by lower volumes in the United States largely reflecting an estimated net decrease in distributor inventories.

• Reported net sales for **Gentleman Jack** declined 10%, driven by lower volumes in the United States, largely due to an estimated net decrease in distributor inventories, and the negative effect of foreign exchange. The decline was partially offset by higher prices in Türkiye.

• Reported net sales for **JDTA** increased 32%, led by higher volumes in Brazil and the continued product launch in South Korea.

• Reported net sales for **JDTF** declined 11%, driven by lower volumes in the United States largely reflecting an estimated net decrease in distributor inventories.

- **Woodford Reserve** reported net sales increased 2%, driven by favorable price/mix, partially offset by lower volumes in the United States reflecting an estimated net decrease in distributor inventories.

- **Old Forester** reported net sales increased 11%, driven by favorable price/mix and higher volumes in the United States. An estimated net decrease in distributor inventories negatively impacted reported net sales.

- Reported net sales for **Rest of Whiskey** increased 15%, led by the growth of our other super-premium Jack Daniel's expressions and Glenglassaugh old and rare cask sales.

Ready-to-Drink

- The **JD RTD/RTP** brands reported net sales declined 6%, led by lower volumes of Jack Daniel's & Cola RTD, partially offset by the continued launch of the Jack Daniel's & Coca-Cola RTD. An estimated net decrease in distributor inventories in the United States negatively impacted reported net sales.

- **New Mix** grew reported net sales 32%, driven by the positive effect of foreign exchange and higher prices in Mexico.

Tequila

- **el Jimador's** reported net sales were flat, driven by lower volumes in Mexico and the United States, offset by higher prices led by the United States and the positive effect of foreign exchange.

- **Herradura** reported net sales declined 10%, driven by lower volumes in the United States and Mexico, partially offset by the positive effect of foreign exchange. An estimated net decrease in distributor inventories negatively impacted reported net sales.

Wine reported net sales were flat as Korbel California Champagne declines in the United States were offset by higher volumes of Sonoma-Cutrer. An estimated net increase in distributor inventories positively impacted reported net sales. During the fourth quarter of fiscal 2024, we sold our Sonoma-Cutrer wine business. See Note 14 to the Condensed Consolidated Financial Statements and Non-GAAP Financial Measures above for details.

Vodka (Finlandia) reported net sales declined 16%, due to lower volumes. During the third quarter of fiscal 2024, we sold our Finlandia vodka business. See Note 14 to the Condensed Consolidated Financial Statements and Non-GAAP Financial Measures above for details.

Rest of Portfolio reported net sales increased 61%, largely driven by the acquisitions of Diplomático and Gin Mare.

Year-Over-Year Comparisons

Commentary below compares fiscal 2024 to fiscal 2023 results. A comparison of fiscal 2023 to fiscal 2022 results may be found in "Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended April 30, 2023 (2023 Form 10-K).

Net Sales

	2024		
Percentage change versus the prior fiscal year ended April 30	**Volume**	**Price/mix**	**Total**
Change in reported net sales	(9%)	8%	(1%)
Acquisitions and divestitures	—%	(1%)	(1%)
JDCC[1]	1%	(1%)	—%
Foreign exchange	—%	—%	—%
Change in organic net sales	(8%)	6%	(1%)

Note: Results may differ due to rounding

[1]"JDCC" is included in the Other Items Non-GAAP Financial Measure. See Presentation Basis above for additional details.

Reported net sales of $4.2 billion decreased 1%, or $50 million, in fiscal 2024 compared to fiscal 2023, driven by lower volumes, largely offset by favorable price/mix and the positive effect of acquisitions and divestitures. Lower volumes were led by Jack Daniel's & Cola, due to the introduction of the Jack Daniel's & Coca-Cola RTD, and JDTW, reflecting an estimated net decrease in distributor inventories. Price/mix largely reflects higher prices across much of our portfolio, led by JDTW, most notably in Türkiye in response to high inflation and currency devaluation. See "Results of Operations - Fiscal 2024 Market Highlights" and "Results of Operations - Fiscal 2024 Brand Highlights" above for details on the factors contributing to the change in reported net sales for fiscal 2024.

Cost of Sales

	2024		
Percentage change versus the prior fiscal year ended April 30	**Volume**	**Cost/mix**	**Total**
Change in reported cost of sales	(9%)	4%	(5%)
Acquisitions and divestitures	—%	(1%)	(1%)
JDCC[1]	1%	—%	—%
Foreign exchange	—%	(2%)	(2%)
Change in organic cost of sales	(8%)	1%	(7%)

Note: Results may differ due to rounding

[1]"JDCC" is included in the Other Items Non-GAAP Financial Measure. See Presentation Basis above for additional details.

Reported cost of sales of $1.7 billion decreased $82 million, or 5%, in fiscal 2024 compared to fiscal 2023, driven by lower volumes partially offset by cost/mix. Lower volumes were led by Jack Daniel's & Cola, due to the introduction of the Jack Daniel's & Coca-Cola RTD, and JDTW, reflecting an estimated net decrease in distributor inventories. Cost/mix reflects (a) higher input costs, (b) the negative effect of foreign exchange, and (c) the negative effect of acquisitions and divestitures, partially offset by the absence of the significant prior year supply chain disruption related costs.

Gross Profit

Percentage change versus the prior fiscal year ended April 30	2024
Change in reported gross profit	1%
Acquisitions and divestitures	—%
JDCC[1]	—%
Foreign exchange	2%
Change in organic gross profit	2%

Note: Results may differ due to rounding

---

[1]"JDCC" is included in the Other Items Non-GAAP Financial Measure. See Presentation Basis above for additional details.

Gross Margin

Fiscal year ended April 30	2024
Prior year gross margin	59.0%
Price/mix	2.8%
Cost (excluding tariffs)	(0.5%)
Foreign exchange	(0.8%)
Other[1]	0.1%
Change in gross margin	1.5%
Current year gross margin	60.5%

Note: Results may differ due to rounding

---

[1]"Other" comprises the impact of acquisitions and divestitures, tariffs, and JDCC, which is included in the Other Items Non-GAAP Financial Measure (see Presentation Basis above for additional details).

Reported gross profit of $2.5 billion increased $32 million, or 1%, in fiscal 2024 compared to fiscal 2023. Gross margin increased to 60.5% in fiscal 2024, up 1.5 percentage points from 59.0% in fiscal 2023. The increase in gross margin was primarily driven by favorable price/mix and lower supply chain disruption related costs, partially offset by higher input costs and the negative effect of foreign exchange.

Operating Expenses

Percentage change versus the prior fiscal year ended April 30

2024	Reported	Acquisitions & Divestitures	Impairment	Foundation[1]	Foreign Exchange	Organic
Advertising	4%	(2%)	—%	—%	(1%)	2%
SG&A	11%	—%	—%	(3%)	(1%)	7%
Total operating expenses[2]	**1%**	**2%**	**8%**	**(2%)**	**(1%)**	**7%**

Note: Results may differ due to rounding

---

[1]"Foundation" is included in the Other Items Non-GAAP Financial Measure. See Presentation Basis above for additional details.
[2]Operating expenses include advertising expense, SG&A expense, and other expense (income), net.

Reported operating expenses totaled $1.4 billion, an increase of $12 million, or 1%, in fiscal 2024 compared to fiscal 2023. The increase in reported operating expenses was driven by elevated SG&A expense, advertising expense growth, and the negative effect of foreign exchange. The increase was largely offset by the absence of a non-cash impairment charge for the Finlandia brand name in the prior year, as well as the absence of post-closing costs and expenses in connection with the acquisitions of Diplomático and Gin Mare in the prior year.

- Reported advertising expenses increased 4% in fiscal 2024, driven by increased investment in JDTW, advertising expense for the recently acquired Gin Mare and Diplomático brands, and advertising expense associated with the launch of Jack Daniel's & Coca-Cola RTD.

- Reported SG&A expenses increased 11% in fiscal 2024, led by higher compensation and benefit-related expenses and the commitment to the Foundation and Dendrifund.

Operating Income

Percentage change versus the prior fiscal year ended April 30	**2024**
Change in reported operating income	25%
Acquisitions and divestitures	(27%)
Impairment charges	(7%)
Other items[1]	2%
Foreign exchange	4%
Change in organic operating income	(2%)

Note: Results may differ due to rounding

---

[1]Other Items include "JDCC" and "Foundation". See "Non-GAAP Financial Measures" above for additional details.

Reported operating income was $1.4 billion in fiscal 2024, an increase of $287 million, or 25%, compared to fiscal 2023. Operating margin increased 7.2 percentage points to 33.8% in fiscal 2024 from 26.7% in fiscal 2023, driven primarily by the positive effect of acquisitions and divestitures (gains on sale of the Finlandia vodka business and the Sonoma-Cutrer wine business), favorable price/mix, the absence of the prior year period Finlandia non-cash impairment, and lower supply chain disruption related costs, partially offset by operating expense growth, the negative effect of foreign exchange, and the commitment to the Foundation and Dendrifund.

Interest expense (net) increased $32 million, or 40%, in fiscal 2024 compared to fiscal 2023, due to a higher average debt balances and higher average interest rates on borrowings..

Our **effective tax rate** for fiscal 2024 was 21.2% compared to 23.0% in fiscal 2023. The decrease in our effective tax rate was driven primarily by the decreased impact of foreign operations and state taxes and the beneficial impact of tax rate differences on the sale of the Finlandia vodka business, which was partially offset by the absence of the net benefit from the reversal of the valuation allowances and the impact of the prior fiscal year tax true-ups in fiscal 2024. See Note 12 to the Consolidated Financial Statements for details.

Diluted earnings per share were $2.14 in fiscal 2024, an increase of 32% compared to fiscal 2023, driven primarily by the increase in reported operating income.

Fiscal 2025 Outlook

Below we discuss our outlook for fiscal 2025, which reflects the trends, developments, and uncertainties (including those described above) that we expect to affect our business.

We anticipate a return to growth for organic net sales and organic operating income in fiscal 2025 driven by gains in international markets and the benefit of normalizing inventory trends. This outlook is tempered by our belief that global macroeconomic and geopolitical uncertainties will continue to create a challenging operating environment. Accordingly, we expect the following in fiscal 2025:

- Organic net sales growth in the 2% to 4% range.

- Organic operating income growth in the 2% to 4% range.

- Our effective tax rate to be in the range of approximately 21% to 23%.

- Capital expenditures planned to be in the range of $195 to $205 million.

Liquidity and Capital Resources

We generate strong cash flows from operations, which enable us to meet current obligations, fund capital expenditures, and return cash to our stockholders through regular dividends and, from time to time, through share repurchases and special dividends. We believe our investment-grade credit ratings (A1 by Moody's and A- by S&P) provide us with financial flexibility when accessing global debt capital markets and allow us to reserve adequate debt capacity for investment opportunities and unforeseen events.

Our operating cash flows are supplemented by cash and cash equivalent balances, as well as access to other liquidity sources. Cash and cash equivalents were $374 million at April 30, 2023, and $446 million at April 30, 2024. As of April 30, 2024, approximately 50% of our cash and cash equivalents were held by our foreign subsidiaries whose earnings we expect to reinvest indefinitely outside of the United States. We continue to evaluate our future cash deployment and may decide to repatriate additional cash held by our foreign subsidiaries. This may require us to provide for and pay additional taxes.

We have a $900 million commercial paper program that we use, together with our cash flow from operations, to fund our short-term operational needs. See Note 7 to the Consolidated Financial Statements for outstanding commercial paper balances, interest rates, and days to maturity at April 30, 2023 and April 30, 2024. The average balances, interest rates, and original maturities during 2023 and 2024 are presented below.

(Dollars in millions)	2023	2024
Average commercial paper	$ 158	$ 475
Average interest rate	4.69 %	5.46 %
Average days to maturity at issuance	41	32

Our commercial paper program is supported by available commitments under our undrawn $900 million bank credit facility that expires on May 26, 2028. Although unlikely, under extreme market conditions, one or more participating banks may not be able to fund its commitments under our credit facility. To manage this counterparty credit risk, we partner with banks that have investment grade credit ratings, limit the amount of exposure we have with each bank, and monitor each bank's financial conditions.

Our most significant short-term cash requirements relate primarily to funding our operations (such as expenditures for raw materials, production and distribution, advertising and promotion, and current taxes), dividend payments, and capital investments. Our most significant longer-term cash requirements primarily include payments related to our long-term debt, employee benefit obligations, and deferred tax liabilities (see Notes 7, 10, and 12 to the Consolidated Financial Statements).

While we expect to meet our planned short-term liquidity needs largely through cash generated from operations and borrowings under our commercial paper program, a sustained market deterioration resulting in declines in net sales and profit could require us to evaluate alternative sources of liquidity. If we have additional liquidity needs, we believe that we could access financing in the debt capital markets.

We believe our current liquidity position, supplemented by our ability to generate positive cash flows from operations in the future, and our ample debt capacity enabled by our strong short-term and long-term credit ratings, will be sufficient to meet all of our future financial commitments.

Cash Flow Summary

The following table summarizes our cash flows for each of the last two fiscal years:

(Dollars in millions)	2023		2024	
Cash flows from operating activities	$	640	$	647
Investing activities:				
Proceeds from business divestitures	$	—	$	246
Business acquisitions		(1,195)		—
Additions to property, plant, and equipment		(183)		(228)
Other		23		31
Net cash flows from investing activities	$	(1,355)	$	49
Financing activities:				
Net change in short-term borrowings	$	234	$	192
Net proceeds from long-term debt		398		—
Acquisition of treasury stock				(400)
Dividends paid		(378)		(404)
Other		(15)		(6)
Net cash flows from financing activities	$	239	$	(618)

Cash provided by operations of $647 million during fiscal 2024 increased $7 million from fiscal 2023, primarily reflecting a smaller increase in cash used for working capital compared to the prior fiscal year.

Cash provided by investing activities was $49 million during fiscal 2024, compared to $1,355 million used for investing activities during fiscal 2023. The $1,404 million change largely reflects $1,195 million in cash used to acquire Gin Mare and Diplomático during fiscal 2023 and proceeds of $246 million received from the divestitures of Finlandia and Sonoma-Cutrer during fiscal 2024. The change also reflects a $45 million increase in capital expenditures, due largely to additional capital spending on projects to expand the capacity of our whiskey and tequila production facilities during fiscal 2024.

Cash used for financing activities was $618 million during fiscal 2024, compared to $239 million in cash provided by financing activities during fiscal 2023. The $857 million change largely reflects a $400 million increase in share repurchases, a $398 million decrease in net proceeds from long-term debt, a $42 million decrease in net proceeds from short-term borrowings, and a $26 million increase in dividend payments.

A discussion of our cash flows for fiscal 2023 compared to fiscal 2022 may be found in "Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations," of our 2023 Form 10-K.

Dividends

In November 2023, our Board of Directors approved a 6% increase in the quarterly cash dividend on our Class A and Class B common stock from $0.2055 per share to $0.2178 per share, effective with the regular quarterly dividend paid on January 2, 2024. As a result, the indicated annual cash dividend increased from $0.8220 per share to $0.8712 per share.

On May 23, 2024, our Board of Directors declared a regular quarterly cash dividend on our Class A and Class B common stock of $0.2178 per share. The dividend is payable on July 1, 2024, to stockholders of record on June 7, 2024.

Share Repurchases

In October 2023, our Board of Directors authorized the repurchase of up to $400 million (excluding brokerage fees and excise taxes) of outstanding shares of Class A and Class B common stock from October 2, 2023, through October 1, 2024 (the Repurchase Program), subject to market and other conditions.

Under the Repurchase Program, we repurchased 175,632 Class A shares at an average price of $59.35 per share and 6,736,658 Class B shares at an average price of $57.83 per share, for a total cost of $400 million. The program was completed in December 2023.

Critical Accounting Policies and Estimates

Our financial statements reflect some estimates involved in applying the following critical accounting policies that entail uncertainties and subjectivity. Using different estimates or policies could have a material effect on our operating results and financial condition.

Brand Names and Trademarks

When we acquire a business, we allocate the purchase price to the assets and liabilities of the acquired business, including intangible brand names and trademarks ("brand names"), based on estimated fair value. We do not amortize our brand names, all of which we consider to have indefinite lives.

We assess our brand names for impairment at least annually, or more frequently if circumstances indicate the carrying amount may be impaired. A brand name is impaired when its carrying amount exceeds its estimated fair value, in which case we write down the brand name to its estimated fair value. We estimate the fair value of a brand name using the relief-from-royalty method. We also consider market values for similar assets when available. Considerable management judgment is necessary to estimate fair value, including making assumptions about future cash flows, net sales, discount rates, and royalty rates.

We have the option, before quantifying the fair value of a brand name, to evaluate qualitative factors to assess whether it is more likely than not that the brand name is impaired. If we determine that is not the case, then we are not required to quantify the fair value. That assessment also takes considerable management judgment.

Based on our assumptions, we believe none of our brand names are impaired as of April 30, 2024. The carrying amounts of the recently-acquired Gin Mare and Diplomático brand names approximate their fair values, based on the relief-from-royalty method, using current assumptions. Reasonably possible changes in those assumptions could result in future impairment of either of those brand names. For example, we estimate that, all else equal, a 15% decline in projected net sales would result in an impairment charge of $25 million for the Gin Mare brand name and $35 million for the Diplomático brand name. We also estimate that, all else equal, a 1 percentage point increase in the discount rate would result in an impairment charge of $29 million for the Gin Mare brand name and $44 million for the Diplomático brand name.

We estimate that the fair values of our other brand names substantially exceed their carrying amounts.

Pension and Other Postretirement Benefits

We sponsor various defined benefit pension plans and postretirement plans providing retiree health care and retiree life insurance benefits. Benefits are based on factors such as years of service and compensation level during employment. We expense the benefits expected to be paid over employees' expected service. This requires us to make assumptions to determine the net benefit costs and obligations, such as discount rates, return on plan assets, the rate of salary increases, expected service, and health care cost trend rates. We review these assumptions annually and modify them based on current rates and trends when appropriate. The assumptions also reflect our historical experience and management's best judgment regarding future expectations. We believe the discount rates and expected return on plan assets are the most significant assumptions.

The discount rate used to measure the benefit obligations is determined at the beginning of each fiscal year using a yield curve based on the interest rates of high-quality debt securities with maturities corresponding to the expected timing of our benefit payments. The service cost and interest cost components are measured by applying the specific spot rates along that yield curve. The expected return on pension plan assets reflects expected capital market returns for each asset class that are based on historical returns, adjusted for the expected effects of diversification.

The following table compares the assumed discount rates and expected return on assets used in determining net periodic benefit cost for fiscal 2024 to those to be used in determining that cost for fiscal 2025.

	Pension Benefits		Medical and Life Insurance Benefits	
	2024	**2025**	**2024**	**2025**
Discount rate for service cost	4.98 %	5.75 %	5.02 %	5.77 %
Discount rate for interest cost	4.79 %	5.59 %	4.78 %	5.58 %
Expected return on plan assets	6.50 %	6.50 %	n/a	n/a

Using these assumptions, we estimate our pension and other postretirement benefit cost for fiscal 2025 will be approximately $18 million, compared to $21 million for fiscal 2024. Decreasing the assumed discount rates by 50 basis points would increase the total fiscal 2025 cost by approximately $4 million. Increasing the assumed discount rates by 50 basis points would decrease the total fiscal 2025 cost by approximately $2 million. Decreasing/increasing the assumed return on plan assets by 50 basis points would increase/decrease the total fiscal 2025 cost by approximately $3 million.

Income Taxes

Significant judgment is required in evaluating our tax positions. We establish liabilities when some positions are likely to be challenged and may not succeed, despite our belief that our tax return positions are fully supportable. We adjust these liabilities in light of changing circumstances, such as the progress of a tax audit. We believe current liabilities are appropriate for all known contingencies, but this situation could change.

Years can elapse before we can resolve a particular matter for which we may have established a tax liability. Although predicting the final outcome or the timing of resolution of any particular tax matter can be difficult, we believe our liabilities reflect the likely outcome of known tax contingencies. Unfavorable settlement of any particular issue could require use of our cash and increase our effective tax rate. Conversely, a favorable resolution could result in reduced cash tax payments, the reversal of previously established liabilities, or some combination of these results, which could reduce our effective tax rate.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market risks

Our enterprise risk management process is intended to ensure that we take risks knowingly and thoughtfully and that we balance potential risks and rewards. Our integrated enterprise risk management framework is designed to identify, evaluate, communicate, and appropriately mitigate risks across our operations.

We face market risks arising from changes in foreign currency exchange rates, commodity prices, and interest rates. We manage market risks through procurement strategies as well as the use of derivative and other financial instruments. Our risk management program is governed by policies that authorize and control the nature and scope of transactions that we use to mitigate market risks. Our policy permits the use of derivative financial instruments to mitigate market risks but prohibits their use for speculative purposes.

Foreign currency exchange rate risk. Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency-denominated cash flows. In general, we expect our cash flows to be negatively affected by a stronger dollar and positively affected by a weaker dollar. Our most significant foreign currency exposures include the euro, the British pound, and the Australian dollar. We manage our foreign currency exposures through derivative financial instruments, principally foreign currency forward contracts, and debt denominated in foreign currency. We had outstanding currency derivatives with notional amounts totaling $747 million and $566 million at April 30, 2023 and 2024, respectively.

We estimate that a hypothetical 10% weakening of the dollar compared to exchange rates of hedged currencies as of April 30, 2024, would decrease the fair value of our then-existing foreign currency derivative contracts by approximately $45 million. This hypothetical change in fair value does not consider the expected inverse change in the underlying foreign currency exposures.

Commodity price risk. Commodity price changes can affect our production and supply chain costs. Our most significant commodities exposures include wood, corn, agave, malted barley, rye, and natural gas. We manage some of these exposures through forward purchase contracts.

Interest rate risk. Interest rate changes affect (a) the fair value of our fixed-rate debt, and (b) cash flows and earnings related to our variable-rate debt and interest-bearing investments. In addition to currently outstanding debt, any potential future debt offerings would be subject to interest rate risk.

As of April 30, 2024, our cash and cash equivalents ($446 million) and short-term commercial paper borrowings ($429 million) were exposed to interest rate changes. Based on the then-existing balances of our variable-rate debt and interest-bearing investments, a hypothetical one percentage point increase in interest rates would result in a negligible change in net interest expense.

See Notes 15 and 16 to the Consolidated Financial Statements for details on our foreign currency exchange rate risk. See "Critical Accounting Policies and Estimates" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our pension and other postretirement plans' exposure to interest rate risks. Also see "Item 1A. Risk Factors" for details on how economic conditions affecting market risks also affect the demand for and pricing of our products and how we are affected by exchange rate fluctuations.

Item 8. *Financial Statements and Supplementary Data*


Table of Contents


Reports of Management

Management's Responsibility for Financial Statements

Our management is responsible for preparing, presenting, and ensuring the integrity of the financial information presented in this report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States, including amounts based on management's best estimates and judgments. In management's opinion, the consolidated financial statements fairly present the Company's financial position, results of operations, and cash flows.

The Audit Committee of the Board of Directors, comprising only independent directors, meets regularly with our external auditors, the independent registered public accounting firm Ernst & Young LLP (EY); with our internal auditors; and with representatives of management to review accounting, internal control structure, and financial reporting matters. Our internal auditors and EY have full access to the Audit Committee. As set forth in our Code of Conduct and Corporate Governance Guidelines, we are firmly committed to adhering to the highest standards of moral and ethical behavior in our business activities.

Management's Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of the end of our fiscal year, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of April 30, 2024. EY, which audited and reported on the Company's consolidated financial statements, has audited the effectiveness of our internal control over financial reporting as of April 30, 2024, as stated in their report.

Dated: June 14, 2024

By: /s/ Lawson E. Whiting
_____
Lawson E. Whiting
   President and Chief Executive Officer

By: /s/ Leanne D. Cunningham
_____
Leanne D. Cunningham
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Brown-Forman Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brown-Forman Corporation and Subsidiaries (the Company) as of April 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Valuation of Gin Mare and Diplomático Other Intangible Assets

Description of the Matter

At April 30, 2024, the balance of the Company's other intangible assets with indefinite lives was $990 million. As discussed in Notes 1 and 4 to the consolidated financial statements, other intangible assets with indefinite lives include intangible brand names and trademarks ("brand names") and are assessed for impairment at least annually, or more frequently, if circumstances indicate the carrying amount may be impaired. The Company's annual impairment test did not result in an impairment of the Gin Mare and Diplomático brand names indefinite-lived intangible assets. The Company estimated the fair value of the Gin Mare and Diplomático brand names indefinite-lived intangible assets using the relief-from-royalty method.

Auditing management's estimate of the fair value of the Gin Mare and Diplomático brand names was complex due to the significant judgment required to determine the fair value of the brand names. The fair value estimates were sensitive to significant assumptions used in the valuation process, such as net sales, discount rates and royalty rates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement over the Company's process to estimate the fair value of the the Gin Mare and Diplomático brand names, including controls over management's review of the selection of assumptions, described above, used in the valuation models.

To test the estimated fair value of the Company's Gin Mare and Diplomático brand names, we performed audit procedures that included, among others, assessing methodologies used in the valuation models and testing the significant assumptions discussed above. This included comparing the significant assumptions used by management to observable market data, current industry and economic trends, changes in the Company's business model and customer base, historical operating results, and other relevant factors that would affect the significant assumptions. We assessed management's historical estimates and performed sensitivity analyses of assumptions to evaluate the changes in the fair value of the brand names that would result from changes in the assumptions. We also involved valuation specialists to assist in evaluating valuation methodologies and certain assumptions used in the models.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Louisville, Kentucky
June 14, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Brown-Forman Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Brown-Forman Corporation and Subsidiaries' internal control over financial reporting as of April 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Brown-Forman Corporation and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of April 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of April 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated June 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Louisville, Kentucky
June 14, 2024

Brown-Forman Corporation and Subsidiaries
Consolidated Statements of Operations
(Dollars in millions, except per share amounts)

Year Ended April 30,		2022		2023		2024
Sales	$	5,081	$	5,372	$	5,328
Excise taxes		1,148		1,144		1,150
Net sales		3,933		4,228		4,178
Cost of sales		1,542		1,734		1,652
Gross profit		2,391		2,494		2,526
Advertising expenses		438		506		529
Selling, general, and administrative expenses		690		742		826
Gain on business divestitures		—		—		(267)
Other expense (income), net		59		119		24
Operating income		1,204		1,127		1,414
Non-operating postretirement expense		13		29		3
Interest income		(5)		(9)		(14)
Interest expense		82		90		127
Income before income taxes		1,114		1,017		1,298
Income taxes		276		234		274
Net income	$	838	$	783	$	1,024
Earnings per share:						
Basic	$	1.75	$	1.63	$	2.15
Diluted	$	1.74	$	1.63	$	2.14

The accompanying notes are an integral part of the consolidated financial statements.

Brown-Forman Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
(Dollars in millions)

Year Ended April 30,	2022	2023	2024
Net income	$ 838	$ 783	$ 1,024
Other comprehensive income (loss), net of tax:			
Currency translation adjustments	(60)	135	(7)
Cash flow hedge adjustments	53	(27)	—
Postretirement benefits adjustments	77	9	21
Net other comprehensive income (loss)	70	117	14
Comprehensive income	$ 908	$ 900	$ 1,038

The accompanying notes are an integral part of the consolidated financial statements.

Brown-Forman Corporation and Subsidiaries
Consolidated Balance Sheets
(Dollars in millions)

April 30,		2023		2024
Assets				
Cash and cash equivalents	$	374	$	446
Accounts receivable, net		855		769
Inventories:				
Barreled whiskey		1,262		1,490
Finished goods		509		452
Work in process		321		396
Raw materials and supplies		191		218
Total inventories		2,283		2,556
Other current assets		289		265
Total current assets		3,801		4,036
Property, plant, and equipment, net		1,031		1,074
Goodwill		1,457		1,455
Other intangible assets		1,164		990
Equity method investments		3		270
Deferred tax assets		66		69
Other assets		255		272
Total assets	$	7,777	$	8,166
Liabilities				
Accounts payable and accrued expenses	$	827	$	793
Accrued income taxes		22		38
Short-term borrowings		235		428
Current portion of long-term debt		—		300
Total current liabilities		1,084		1,559
Long-term debt		2,678		2,372
Deferred tax liabilities		323		315
Accrued pension and other postretirement benefits		171		160
Other liabilities		253		243
Total liabilities		4,509		4,649
Commitments and contingencies				
Stockholders' Equity				
Common stock:				
Class A, voting, $0.15 par value (170,000,000 shares authorized; 170,000,000 shares issued)		25		25
Class B, nonvoting, $0.15 par value (400,000,000 shares authorized; 314,532,000 shares issued)		47		47
Additional paid-in capital		1		13
Retained earnings		3,643		4,261
Accumulated other comprehensive income (loss), net of tax		(235)		(221)
Treasury stock, at cost (5,215,000 and 11,932,000 shares in 2023 and 2024, respectively)		(213)		(608)
Total stockholders' equity		3,268		3,517
Total liabilities and stockholders' equity	$	7,777	$	8,166

The accompanying notes are an integral part of the consolidated financial statements.

Brown-Forman Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in millions)

Year Ended April 30,	2022	2023	2024
Cash flows from operating activities:			
Net income	$ 838	$ 783	$ 1,024
Adjustments to reconcile net income to net cash provided by operations:			
Gain on business divestitures	—	—	(267)
Asset impairment charges	61	96	7
Depreciation and amortization	79	80	87
Stock-based compensation expense	15	18	25
Deferred income tax provision (benefit)	(11)	(3)	18
Change in fair value of contingent consideration	—	—	9
Other, net	31	18	7
Changes in assets and liabilities, net of business acquisitions and divestitures:			
Accounts receivable	(77)	(21)	88
Inventories	(93)	(403)	(349)
Other current assets	15	4	23
Accounts payable and accrued expenses	37	77	(31)
Accrued income taxes	47	(57)	17
Other operating assets and liabilities	(6)	48	(11)
Cash provided by operating activities	936	640	647
Cash flows from investing activities:			
Proceeds from business divestitures	—	—	246
Business acquisitions, net of cash acquired	—	(1,195)	—
Additions to property, plant, and equipment	(138)	(183)	(228)
Other, net	11	23	31
Cash provided by (used for) investing activities	(127)	(1,355)	49
Cash flows from financing activities:			
Proceeds from short-term borrowings, maturities greater than 90 days	—	600	—
Repayments of short-term borrowings, maturities greater than 90 days	—	(600)	—
Net change in other short-term borrowings	(196)	234	192
Repayment of long-term debt	—	(250)	—
Proceeds from long-term debt	—	648	—
Acquisition of treasury stock	—	—	(400)
Dividends paid	(831)	(378)	(404)
Other, net	(11)	(15)	(6)
Cash provided by (used for) financing activities	(1,038)	239	(618)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(47)	(14)	(6)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(276)	(490)	72
Cash, cash equivalents, and restricted cash at beginning of period	1,150	874	384
Cash, cash equivalents, and restricted cash at end of period	874	384	456
Less: Restricted cash (included in other current assets) at end of period	(6)	(10)	(10)
Cash and cash equivalents at end of period	$ 868	$ 374	$ 446
Supplemental information:			
Cash paid for interest	$ 80	$ 85	$ 125
Cash paid for income taxes	$ 226	$ 278	$ 242
Non-cash additions to property, plant, and equipment	$ 15	$ 27	$ 20

The accompanying notes are an integral part of the consolidated financial statements.

Brown-Forman Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars in millions, except per share amounts)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	AOCI	Treasury Stock	Total
Balance at April 30, 2021	$ 25	$ 47	$ —	$ 3,243	$ (422)	$ (237)	$ 2,656
Net income				838			838
Net other comprehensive income (loss)					70		70
Cash dividends ($1.7360 per share)				(831)			(831)
Stock-based compensation expense			15				15
Stock issued under compensation plans						12	12
Loss on treasury stock issued under compensation plans			(15)	(8)			(23)
Balance at April 30, 2022	25	47	—	3,242	(352)	(225)	2,737
Net income				783			783
Net other comprehensive income (loss)					117		117
Cash dividends ($0.7880 per share)				(378)			(378)
Stock-based compensation expense			18				18
Stock issued under compensation plans						12	12
Loss on treasury stock issued under compensation plans			(17)	(4)			(21)
Balance at April 30, 2023	25	47	1	3,643	(235)	(213)	3,268
Net income				1,024			1,024
Net other comprehensive income (loss)					14		14
Cash dividends ($0.8466 per share)				(404)			(404)
Acquisition of treasury stock						(404)	(404)
Stock-based compensation expense			25				25
Stock issued under compensation plans						9	9
Loss on treasury stock issued under compensation plans			(13)	(2)			(15)
Balance at April 30, 2024	$ 25	$ 47	$ 13	$ 4,261	$ (221)	$ (608)	$ 3,517

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars and other currency amounts in millions, except per share data)

1. Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP). We also apply the following accounting policies when preparing our consolidated financial statements:

Principles of consolidation. Our consolidated financial statements include the accounts of all subsidiaries in which we have a controlling financial interest. We use the equity method to account for investments in entities that we do not control but over whose operating and financial policies we have the ability to exercise significant influence. We eliminate all intercompany transactions.

Estimates. To prepare financial statements that conform with GAAP, our management must make informed estimates that affect how we report revenues, expenses, assets, and liabilities, including contingent assets and liabilities. Actual results could differ from these estimates.

Cash equivalents. Cash equivalents include bank demand deposits and all highly liquid investments with original maturities of three months or less.

Accounts receivable. Accounts receivable are recorded net of an allowance for expected credit losses (allowance for doubtful accounts). We determine the allowance using information such as customer credit history and financial condition, historical loss experience, and macroeconomic factors. We write off account balances against the allowance when we have exhausted our collection efforts. The allowance for doubtful accounts was $7 and $8 at April 30, 2023 and 2024, respectively.

Inventories. Inventories are valued at the lower of cost or net realizable value. Approximately 49% of our consolidated inventories are valued using the last-in, first-out (LIFO) cost method, which we use for the majority of our U.S. inventories. We value the remainder of our inventories primarily using the first-in, first-out (FIFO) cost method. FIFO cost approximates current replacement cost. If we had used the FIFO method for all inventories, they would have been $429 and $512 higher than reported at April 30, 2023 and 2024, respectively.

Because we age most of our whiskeys in barrels for three years or more, we bottle and sell only a portion of our whiskey inventory each year. Following industry practice, we classify all barreled whiskey as a current asset. We include warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whiskey in inventory costs.

We classify agave inventories, bulk tequila, barreled rum, and liquid in bottling tanks as work in process.

Property, plant, and equipment. We state property, plant, and equipment at cost less accumulated depreciation. We calculate depreciation on a straight-line basis using our estimates of useful life, which are 20–40 years for buildings and improvements; 3–10 years for machinery, equipment, vehicles, furniture, and fixtures; and 3–7 years for capitalized software.

We assess our property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. When we do not expect to recover the carrying value of an asset (or asset group) through undiscounted future cash flows, we write it down to its estimated fair value. We determine fair value using discounted estimated future cash flows, considering market values for similar assets when available.

When we retire or dispose of property, plant, and equipment, we remove its cost and accumulated depreciation from our balance sheet and reflect any gain or loss in operating income. We expense the costs of repairing and maintaining our property, plant, and equipment as we incur them.

Goodwill and other intangible assets. When we acquire a business, we first allocate the purchase price to identifiable assets and liabilities, including intangible brand names and trademarks ("brand names"), based on estimated fair value. We then record any remaining purchase price as goodwill. We do not amortize goodwill or other intangible assets with indefinite lives. We consider all of our brand names to have indefinite lives.

We assess our goodwill and other indefinite-lived intangible assets for impairment at least annually, or more frequently if circumstances indicate the carrying amount may be impaired. Goodwill is impaired when the carrying amount of the related reporting unit exceeds its estimated fair value, in which case we write down the goodwill by the amount of the excess (limited to the carrying amount of the goodwill). We estimate the reporting unit's fair value using discounted estimated future cash flows or market information. Similarly, a brand name is impaired when its carrying amount exceeds its estimated fair value, in which case we write down the brand name to its estimated fair value. We estimate the fair value of a brand name using the relief-from-

royalty method. We also consider market values for similar assets when available. Considerable management judgment is necessary to estimate fair value, including the selection of assumptions about future cash flows, net sales, discount rates, and royalty rates.

We have the option, before quantifying the fair value of a reporting unit or brand name, to evaluate qualitative factors to assess whether it is more likely than not that our goodwill or brand names are impaired. If we determine that is not the case, then we are not required to quantify the fair value. That assessment also takes considerable management judgment.

Revenue recognition. Our net sales predominantly reflect global sales of beverage alcohol consumer products. We sell these products under contracts with different types of customers, depending on the market. The customer is most often a distributor, wholesaler, or retailer.

Each contract typically includes a single performance obligation to transfer control of the products to the customer. Depending on the contract, control is transferred when the products are either shipped or delivered to the customer, at which point we recognize the transaction price for those products as net sales. The transaction price recognized at that point reflects our estimate of the consideration to be received in exchange for the products. The actual amount may ultimately differ due to the effect of various customer incentives and trade promotion activities. In making our estimates, we consider our historical experience and current expectations, as applicable. Subsequent adjustments recognized for changes in estimated transaction prices are typically not material.

Net sales exclude taxes we collect from customers that are imposed by various governments on our sales, and are reduced by payments to customers unless made in exchange for distinct goods or services with fair values approximating the payments. Net sales include any amounts we bill customers for shipping and handling activities related to the products. We recognize the cost of those activities in cost of sales during the same period in which we recognize the related net sales. Sales returns, which are permitted only in limited situations, are not material. Customer payment terms generally range from 30 to 90 days. There are no significant amounts of contract assets or liabilities.

Cost of sales. Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods sold during the period.

Advertising costs. We expense the production costs of advertising when the advertisements first take place. We expense all other advertising costs during the year in which the costs are incurred.

Selling, general, and administrative expenses. Selling, general, and administrative expenses include the costs associated with our sales force, administrative staff and facilities, and other expenses related to our non-manufacturing functions.

Stock-based compensation. We use stock-based awards as part of our incentive compensation for eligible employees and directors. We recognize the grant-date fair value of an award as compensation expense on a straight-line basis over the requisite service period, which typically corresponds to the vesting period for the award. Upon forfeiture of an award prior to vesting, we reverse any previously recognized compensation expense related to that award. We classify stock-based compensation expense within selling, general, and administrative expenses.

As we recognize compensation expense for a stock-based award, we concurrently recognize a related deferred tax asset. The subsequent vesting or exercise of the award will generally result in an actual tax benefit that differs from the deferred tax asset that had been recorded. The excess (deficiency) of the actual tax benefit over (under) the previously recorded tax asset is recognized as income tax benefit (expense) on the date of vesting or exercise.

Income taxes. We base our annual provision for income taxes on the pre-tax income reflected in our consolidated statement of operations. We establish deferred tax liabilities or assets for temporary differences between GAAP and tax reporting bases and later adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance as necessary to reduce a deferred tax asset to the amount that we believe is more likely than not to be realized. We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to indefinitely reinvest. We record a deferred tax charge in prepaid taxes for the difference between GAAP and tax reporting bases with respect to the elimination of intercompany profit in ending inventory.

We assess our uncertain income tax positions in two steps. First, we evaluate whether the tax position will more likely than not, based on its technical merits, be sustained upon examination, including resolution of any related appeals or litigation. For a tax position that does not meet this first criterion, we recognize no tax benefit. For a tax position that does meet the first criterion, we recognize a tax benefit in an amount equal to the largest amount of benefit that we believe has more than a 50% likelihood of being realized upon ultimate resolution. We record interest and penalties on uncertain tax positions as income tax expense.

Foreign currency transactions and translation. We report all gains and losses from foreign currency transactions (those denominated in a currency other than the entity's functional currency) in current income. The U.S. dollar is the functional currency for most of our consolidated entities. The local currency is the functional currency for some of our consolidated foreign entities. We translate the financial statements of those foreign entities into U.S. dollars, using the exchange rate in effect at the balance sheet date to translate assets and liabilities, and using the average exchange rate for the reporting period to translate income and expenses. We record the resulting translation adjustments in other comprehensive income (loss).

Accounting standards not yet adopted. In November 2023, the Financial Accounting Standards Board (FASB) issued an updated accounting standard requiring additional disclosures about significant segment expenses and other segment items. The update also requires interim disclosure of segment information that is currently required only on an annual basis. We are required to adopt the updated standard for annual disclosures beginning in fiscal 2025, and for interim disclosures in fiscal 2026, with earlier adoption permitted. The update is to be applied retroactively.

In December 2023, FASB issued an updated accounting standard requiring additional disclosures about income taxes, primarily related to the rate reconciliation and information about income taxes paid. We are required to adopt the new guidance beginning in fiscal 2026, with earlier adoption permitted. The update can be applied either prospectively or retrospectively.

We are currently evaluating the impact that adopting these accounting standards updates will have on our disclosures.

2. Balance Sheet Information

Supplemental information on our year-end balance sheets is as follows:

April 30,		2023		2024
Other current assets:				
Prepaid taxes	$	122	$	100
Other		167		165
	$	289	$	265
Property, plant, and equipment:				
Land	$	97	$	49
Buildings		717		782
Equipment		889		928
Construction in process		217		181
		1,920		1,940
Less accumulated depreciation		889		866
	$	1,031	$	1,074
Accounts payable and accrued expenses:				
Accounts payable, trade	$	308	$	267
Accrued expenses:				
Advertising, promotion, and discounts		216		200
Compensation and commissions		106		105
Excise and other non-income taxes		76		67
Other		121		154
		519		526
	$	827	$	793
Other liabilities:				
Contingent consideration	$	63	$	69
Other		190		174
	$	253	$	243
Accumulated other comprehensive income (loss), net of tax:				
Currency translation adjustments	$	(104)	$	(111)
Cash flow hedge adjustments		10		10
Postretirement benefits adjustments		(141)		(120)
	$	(235)	$	(221)

3. Earnings per Share

We calculate basic earnings per share by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share further includes the dilutive effect of stock-based compensation awards. We calculate that dilutive effect using the "treasury stock method" (as defined by GAAP).

The following table presents information concerning basic and diluted earnings per share:

	2022		2023		2024
Net income available to common stockholders	$	838	$	783	$	1,024
Share data (in thousands):					
Basic average common shares outstanding		478,879		479,155		476,394
Dilutive effect of stock-based awards		1,686		1,310		826
Diluted average common shares outstanding		480,565		480,465		477,220
Basic earnings per share	$	1.75	$	1.63	$	2.15
Diluted earnings per share	$	1.74	$	1.63	$	2.14

We excluded common stock-based awards for approximately 691,000 shares, 1,107,000 shares, and 1,689,000 shares from the calculation of diluted earnings per share for 2022, 2023, and 2024, respectively, because they were not dilutive for those periods under the treasury stock method.

4. Goodwill and Other Intangible Assets

The following table shows the changes in goodwill (which include no accumulated impairment losses) and other intangible assets over the past two years:

	Goodwill		Other Intangible Assets
Balance as of April 30, 2022	$	761	$	586
Business acquisitions (Note 13)		652		619
Foreign currency translation adjustment		44		55
Impairment		—		(96)
Balance as of April 30, 2023		1,457		1,164
Purchase accounting adjustments (Note 13)		40		(53)
Business divestitures (Note 14)		(28)		(89)
Foreign currency translation adjustment		(14)		(25)
Impairment		—		(7)
Balance as of April 30, 2024	$	1,455	$	990

Our other intangible assets consist of trademarks and brand names, all with indefinite useful lives.

During fiscal 2023, we recognized a non-cash impairment charge of $96 for the Finlandia brand name, largely reflecting the effects of higher discount rates and input costs on its valuation. During fiscal 2024, we recorded a $7 impairment charge related to the write-off of the carrying amount of an immaterial discontinued brand name. The impairment charges are included in "other expense (income), net" in the accompanying consolidated statements of operations.

5. Equity Method Investments

As of April 30, 2024, our equity method investments include a 21.4% ownership of the common stock of The Duckhorn Portfolio, Inc. ("Duckhorn"), which we obtained as partial consideration for the sale of the Sonoma-Cutrer wine business to Duckhorn (Note 14). The $267 carrying amount of the investment reflects the fair value of the common stock, based on its quoted market price at the April 30, 2024 closing date of the transaction. As of April 30, 2024, the difference between the carrying amount of the investment and our proportionate share of the net assets of Duckhorn was not material.

Our other equity method investments are immaterial.

6. Contingencies

We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and then adjust the accrual as appropriate to reflect changes in facts and circumstances. We do not believe it is reasonably possible that these existing loss contingencies, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations, or liquidity. No material accrued loss contingencies are recorded as of April 30, 2024.

7. Debt and Credit Facilities

Our long-term debt (net of unamortized discounts and issuance costs) consisted of:

April 30,	2023	2024
3.50% senior notes, $300 principal amount, due April 15, 2025	$ 299	$ 300
1.20% senior notes, €300 principal amount, due July 7, 2026	330	321
2.60% senior notes, £300 principal amount, due July 7, 2028	375	375
4.75% senior notes, $650 principal amount, due April 15, 2033	642	643
4.00% senior notes, $300 principal amount, due April 15, 2038	295	295
3.75% senior notes, $250 principal amount, due January 15, 2043	248	248
4.50% senior notes, $500 principal amount, due July 15, 2045	489	490
	2,678	2,672
Less current portion	—	300
	$ 2,678	$ 2,372

Debt payments required over the next five fiscal years consist of $300 in 2025, $0 in 2026, $322 in 2027, $0 in 2028, $377 in 2029, and $1,700 after 2029.

The senior notes contain terms, events of default, and covenants customary of these types of unsecured securities, including limitations on the amount of secured debt we can issue.

Details of our short-term borrowings at April 30, 2023 and 2024, are presented below:

April 30,	2023	2024
Commercial paper (par amount)	$235	$429
Average interest rate	5.17%	5.49%
Average remaining days to maturity	21	12

We have a committed revolving credit agreement with various U.S. and international banks for $900 that expires in May 2028. At April 30, 2024, there were no borrowings outstanding under this facility.

8. Common Stock

The following table shows the change in outstanding common shares during each of the last three years:

(Shares in thousands)	Class A	Class B	Total
Balance at April 30, 2021	169,110	309,619	478,729
Stock issued under compensation plans	65	226	291
Balance at April 30, 2022	169,175	309,845	479,020
Stock issued under compensation plans	65	231	296
Balance at April 30, 2023	169,240	310,076	479,316
Acquisition of treasury stock	(176)	(6,736)	(6,912)
Stock issued under compensation plans	44	152	196
Balance at April 30, 2024	169,108	303,492	472,600

9. Net Sales

The following table shows our net sales by geography:

	2022	2023	2024
United States	$ 1,917	$ 1,968	$ 1,889
Developed International[1]	1,137	1,183	1,158
Emerging[2]	714	842	886
Travel Retail[3]	104	147	158
Non-branded and bulk[4]	61	88	87
	$ 3,933	$ 4,228	$ 4,178

[1]Represents net sales of branded products to "advanced economies" as defined by the International Monetary Fund (IMF), excluding the United States. Our top developed international markets are Germany, Australia, the United Kingdom, France, Canada, and Spain.
[2]Represents net sales of branded products to "emerging and developing economies" as defined by the IMF. Our top emerging markets are Mexico, Poland, and Brazil.
[3]Represents net sales of branded products to global duty-free customers, other travel retail customers, and the U.S. military, regardless of customer location.
[4]Includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey and wine, regardless of customer location.

The following table shows our net sales by product category:

	2022	2023	2024
Whiskey[1]	$ 2,756	$ 2,915	$ 2,832
Ready-to-Drink[2]	431	509	520
Tequila[3]	290	320	306
Wine[4]	219	206	205
Vodka[5]	109	99	82
Non-branded and bulk[6]	61	88	87
Rest of portfolio[7]	67	91	146
	$ 3,933	$ 4,228	$ 4,178

[1]Includes all whiskey spirits and whiskey-based flavored liqueurs. The brands included in this category are the Jack Daniel's family of brands (excluding the "ready-to-drink" products outlined below), the Woodford Reserve family of brands, the Old Forester family of brands, The Glendronach, Glenglassaugh, Benriach, Slane Irish Whiskey, and Coopers' Craft.
[2]Includes the Jack Daniel's ready-to-drink (RTD) and ready-to-pour (RTP) products, New Mix, and other RTD/RTP products.
[3]Includes el Jimador, the Herradura family of brands, and other tequilas.
[4]Includes Korbel California Champagne and Sonoma-Cutrer wines (which was divested on April 30, 2024).
[5]Includes Finlandia Vodka (which was divested on November 1, 2023). Net sales for the second half of fiscal 2024 were recognized pursuant to the transition services agreement related to distribution services in certain markets.
[6]Includes net sales of used barrels, contract bottling services, and non-branded bulk whiskey and wine.
[7]Includes Diplomático, Chambord, Gin Mare, Korbel Brandy, and Fords Gin.

10. Pension and Other Postretirement Benefits

We sponsor various defined benefit pension plans as well as postretirement plans providing retiree health care and retiree life insurance benefits. Below, we discuss our obligations related to these plans, the assets dedicated to meeting the obligations, and the amounts we recognized in our financial statements as a result of sponsoring these plans.

Obligations. We provide eligible employees with pension and other postretirement benefits based on factors such as years of service and compensation level during employment. The pension obligation shown below ("projected benefit obligation") consists of: (a) benefits earned by employees to date based on current salary levels ("accumulated benefit obligation"); and (b) benefits to be received by employees as a result of expected future salary increases. (The obligation for medical and life insurance benefits is not affected by future salary increases.) The following table shows how the present value of our projected benefit obligations changed during each of the last two years.

	Pension Benefits		Medical and Life Insurance Benefits	
	2023	**2024**	**2023**	**2024**
Obligation at beginning of year	$ 846	$ 731	$ 43	$ 40
Service cost	20	18	1	—
Interest cost	32	34	1	2
Net actuarial loss (gain)[1]	(21)	(61)	(2)	(3)
Retiree contributions	—	—	2	3
Benefits paid	(146)	(44)	(5)	(6)
Obligation at end of year	$ 731	$ 679	$ 40	$ 36

[1] The net actuarial loss (gain) during each year was primarily attributable to changes in discount rates.

Service cost represents the present value of the benefits attributed to service rendered by employees during the year. Interest cost is the increase in the present value of the obligation due to the passage of time. Net actuarial loss (gain) is the change in value of the obligation resulting from experience different from that assumed or from a change in an actuarial assumption. (We discuss actuarial assumptions used at the end of this note.) Plan amendments can also change the value of the obligation.

As shown in the previous table, the change in the value of our pension and other postretirement benefit obligations also includes the effect of benefit payments and retiree contributions. Expected benefit payments (net of retiree contributions) over the next 10 years are as follows:

	Pension Benefits	Medical and Life Insurance Benefits
2025	$ 54	$ 3
2026	54	3
2027	55	3
2028	56	3
2029	57	3
2030 – 2034	286	14

Assets. We invest in specific assets to fund our pension benefit obligations. Our investment goal is to earn a total return that, over time, will grow assets sufficiently to fund our plans' liabilities, after providing appropriate levels of contributions and accepting prudent levels of investment risk. To achieve this goal, plan assets are invested primarily in funds or portfolios of funds managed by outside managers. Investment risk is managed by company policies that require diversification of asset classes, manager styles, and individual holdings. We measure and monitor investment risk through quarterly and annual performance reviews, and through periodic asset/liability studies.

Asset allocation is the most important method for achieving our investment goals and is based on our assessment of the plans' long-term return objectives and the appropriate balances needed for liquidity, stability, and diversification. As of April 30, 2024, our target asset allocation is a mix of 26% public equity investments, 59% fixed income investments, and 15% alternative investments.

The following table shows the fair value of pension plan assets by category as of the end of the last two years. (Fair value levels are defined in Note 16.)

	Level 1	Level 2	Level 3	Total
April 30, 2023				
Equity securities	$ 35	$ —	$ —	$ 35
Cash and temporary investments	2	—	—	2
Limited partnership interest[1]	—	—	1	1
	$ 37	$ —	$ 1	38
Investments measured at net asset value:				
Commingled trust funds[2]:				
Equity funds				138
Fixed income funds				330
Real estate fund				59
Short-term investments				2
Limited partnership interests[3]				39
Total				$ 606
April 30, 2024				
Equity securities	$ 31	$ —	$ —	$ 31
Fixed income investments	—	278	—	278
Limited partnership interest[1]	—	—	1	1
Pending transactions	(3)	—	—	(3)
	$ 28	$ 278	$ 1	307
Investments measured at net asset value:				
Commingled trust funds[2]:				
Equity funds				118
Fixed income funds				53
Real estate fund				49
Short-term investments				11
Limited partnership interests[3]				38
Total				$ 576

[1] This limited partnership interest was initially valued at cost and has been adjusted to fair value as determined in good faith by management of the partnership using various factors, and does not meet the requirements for reporting at the net asset value (NAV). The valuation requires significant judgment due to the absence of quoted market prices and the inherent lack of liquidity. This limited partnership has a term expiring in September 2024.

[2] Commingled trust fund valuations are based on the NAV of the funds as determined by the fund administrators and reviewed by us. NAV represents the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. Generally, for commingled trust funds other than real estate, redemptions are permitted daily with no notice period. The real estate fund is redeemable quarterly with 110 days' notice.

[3] These limited partnership interests were initially valued at cost and have been adjusted using NAV per audited financial statements. Investments are generally not eligible for immediate redemption and have original terms averaging 10 to 13 years, although those periods may be extended.

The following table shows how the fair value of the Level 3 assets changed during each of the last two years. There were no transfers of assets between Level 3 and either of the other two levels.

	Level 3
Balance as of April 30, 2022	$ 2
Return on assets held at end of year	(1)
Balance as of April 30, 2023	1
Return on assets held at end of year	—
Balance as of April 30, 2024	$ 1

The following table shows how the total fair value of all pension plan assets changed during each of the last two years. (We do not have assets set aside for postretirement medical or life insurance benefits.)

	Pension Benefits		Medical and Life Insurance Benefits	
	2023	2024	2023	2024
Assets at beginning of year	$ 741	$ 606	$ —	$ —
Actual return on assets	(7)	(2)	—	—
Retiree contributions	—	—	2	3
Company contributions	18	16	3	3
Benefits paid	(146)	(44)	(5)	(6)
Assets at end of year	$ 606	$ 576	$ —	$ —

We currently expect to contribute $16 to our pension plans and $3 to our postretirement medical and life insurance benefit plans during 2025.

Funded status. The funded status of a plan refers to the difference between its assets and its obligations. The following table shows the funded status of our plans.

	Pension Benefits		Medical and Life Insurance Benefits	
April 30,	2023	2024	2023	2024
Assets	$ 606	$ 576	$ —	$ —
Obligations	(731)	(679)	(40)	(36)
Funded status	$ (125)	$ (103)	$ (40)	$ (36)

The funded status is recorded on the accompanying consolidated balance sheets as follows:

	Pension Benefits		Medical and Life Insurance Benefits	
April 30,	2023	2024	2023	2024
Other assets	$ 17	$ 32	$ —	$ —
Accounts payable and accrued expenses	(8)	(8)	(3)	(3)
Accrued pension and other postretirement benefits	(134)	(127)	(37)	(33)
Net liability	$ (125)	$ (103)	$ (40)	$ (36)
Accumulated other comprehensive income (loss), before tax:				
Net actuarial gain (loss)	$ (192)	$ (166)	$ (1)	$ 2
Prior service credit (cost)	(4)	(4)	2	1
	$ (196)	$ (170)	$ 1	$ 3

The following table compares our pension plans whose accumulated benefit obligations exceed their assets with our pension plans whose assets exceed their accumulated benefit obligations.

	Accumulated Benefit Obligation		Plan Assets	
April 30,	**2023**	**2024**	**2023**	**2024**
Plans with accumulated benefit obligation in excess of assets	$ (131)	$ (124)	$ —	$ —
Plans with assets in excess of accumulated benefit obligation	(524)	(487)	606	576
Total	$ (655)	$ (611)	$ 606	$ 576

The following table compares our pension plans whose projected benefit obligations exceed their assets with our pension plans whose assets exceed their projected benefit obligations.

	Projected Benefit Obligation		Plan Assets	
April 30,	**2023**	**2024**	**2023**	**2024**
Plans with projected benefit obligation in excess of assets	$ (190)	$ (135)	$ 48	$ —
Plans with assets in excess of projected benefit obligation	(541)	(544)	558	576
Total	$ (731)	$ (679)	$ 606	$ 576

As noted above, we have no assets set aside for the postretirement medical or life insurance benefit plans.

Pension cost. The following table shows the components of the pension cost recognized during each of the last three years. The amount for each year includes amortization of the prior service cost/credit and net actuarial loss/gain included in accumulated other comprehensive loss as of the beginning of the year.

	Pension Benefits		
	2022	**2023**	**2024**
Service cost	$ 26	$ 20	$ 18
Interest cost	22	32	34
Expected return on assets	(45)	(43)	(40)
Amortization of:			
Prior service cost (credit)	1	1	1
Net actuarial loss (gain)	23	9	6
Settlement charge	12	29	—
Net cost	$ 39	$ 48	$ 19

We determine the expected return on plan assets by applying our long-term rate of return assumption to the market-related value of plan assets, adjusted by earnings on contributions and benefit payments expected to be made during the year. We calculate the market-related value of plan assets by amortizing actual versus expected returns over five years.

We amortize prior service costs and net actuarial gains or losses on straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan. However, for net actuarial gains or losses, we use a corridor approach that amortizes them only to the extent the gain or loss exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets.

The settlement charges recognized during 2022 and 2023 were triggered by fiscal year-to-date lump-sum payments under certain pension plans surpassing total annual service and interest cost for those plans.

Other postretirement benefits cost. The following table shows the components of the postretirement medical and life insurance benefits cost that we recognized during each of the last three years.

	Medical and Life Insurance Benefits		
	2022	2023	2024
Service cost	$ 1	$ 1	$ —
Interest cost	1	1	2
Amortization of:			
Prior service cost (credit)	(2)	—	—
Net actuarial loss (gain)	1	—	—
Net cost	$ 1	$ 2	$ 2

We amortize prior service costs and net actuarial gains or losses on straight-line basis over the average remaining service period of the employees expected to receive benefits under the plan.

Other comprehensive income (loss). We recognize prior service cost/credit and net actuarial loss/gain in other comprehensive income or loss (OCI) during the period in which they arise. These amounts are later amortized from accumulated OCI into pension and other postretirement benefit cost over future periods as described above. The following table shows the pre-tax effect of these amounts on OCI during each of the last three years.

	Pension Benefits			Medical and Life Insurance Benefits		
	2022	2023	2024	2022	2023	2024
Net actuarial gain (loss)	$ 62	$ (29)	$ 20	$ 5	$ 2	$ 3
Amortization reclassified to earnings:						
Prior service cost (credit)	1	1	1	(2)	—	—
Net actuarial loss (gain)	35	38	6	1	—	—
Net amount recognized in OCI	$ 98	$ 10	$ 26	$ 4	$ 2	$ 3

Assumptions and sensitivity. We use various assumptions to determine the obligations and cost related to our pension and other postretirement benefit plans. The weighted-average assumptions used in computing benefit plan obligations as of the end of the last two years were as follows:

	Pension Benefits		Medical and Life Insurance Benefits	
	2023	2024	2023	2024
Discount rate	4.91 %	5.70 %	4.86 %	5.66 %
Rate of salary increase	4.00 %	4.00 %	n/a	n/a
Interest crediting rate	3.69 %	4.79 %	n/a	n/a

The weighted-average assumptions used in computing benefit plan cost during each of the last three years were as follows:

	Pension Benefits			Medical and Life Insurance Benefits		
	2022	2023	2024	2022	2023	2024
Discount rate for service cost	3.36 %	4.52 %	4.98 %	3.49 %	4.50 %	5.02 %
Discount rate for interest cost	2.34 %	4.12 %	4.79 %	2.27 %	3.96 %	4.78 %
Rate of salary increase	4.00 %	4.00 %	4.00 %	n/a	n/a	n/a
Interest crediting rate	3.06 %	3.06 %	3.69 %	n/a	n/a	n/a
Expected return on plan assets	6.25 %	6.25 %	6.50 %	n/a	n/a	n/a

We determine the assumed discount rates using a yield curve based on the interest rates of high-quality debt securities with maturities corresponding to the expected timing of our benefit payments. We measure the service cost and interest cost components by applying the specific spot rates along the yield curve used to measure the benefit obligation at the beginning of the period.

The assumed rate of salary increase reflects the expected average annual increase in salaries as a result of inflation, merit increases, and promotions over the service period of the plan participants.

The assumed interest crediting is based on the greater of the average yield on 30-year Treasury bonds or the minimum rate specified in the applicable pension plan.

The expected return on plan assets represents the long-term rate of return that we assume will be earned over the life of the pension assets. The assumption reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification.

The assumed health care cost trend rates as of the end of the last two years were as follows:

	Medical and Life Insurance Benefits	
	2023	2024
Health care cost trend rate assumed for next year	7.23 %	7.13 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50 %	4.50 %
Year that the rate reaches the ultimate trend rate	2032	2032

Savings plans. We also sponsor various defined contribution benefit plans that together cover substantially all U.S. employees. Employees can make voluntary contributions in accordance with their respective plans, which include a 401(k) tax deferral option. We match a percentage of each employee's contributions in accordance with plan terms. We expensed $13, $14, and $14 for matching contributions during 2022, 2023, and 2024, respectively.

International plans. The information presented above for defined benefit plans and defined contribution benefit plans reflects amounts for U.S. plans only. Information about similar international plans is not presented due to immateriality.

11. Stock-Based Compensation

The Brown-Forman 2022 Omnibus Compensation Plan (Plan) is our incentive compensation plan, designed to reward participants (including eligible executive officers, other employees, and non-employee directors) for company performance. Under the Plan, we can grant stock-based incentive awards for up to 12,412,433 shares of common stock to eligible participants until July 28, 2032. As of April 30, 2024, awards for approximately 11,269,000 shares remain available for issuance under the Plan. We try to limit the source of shares delivered to participants under the Plan to treasury shares that we purchase from time to time on the open market (in connection with a publicly announced share repurchase program), in private transactions, or otherwise.

Awards granted under the Plan include stock-settled stock appreciation rights (SSARs), performance-based restricted stock units (PBRSUs), time-based restricted stock units (RSUs), and deferred stock units (DSUs).

SSARs. We grant SSARs at an exercise price equal to the closing market price of the underlying stock on the grant date. SSARs become exercisable after three years from the first day of the fiscal year of grant and generally are exercisable for seven years after that date. The following table presents information about SSARs outstanding as of April 30, 2024, and for the year then ended.

	Number of SSARs (in thousands)	Weighted-Average Exercise Price per SSAR	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at April 30, 2023	4,010	$ 51.76		
Granted	336	69.69		
Exercised	(568)	37.85		
Forfeited or expired	(28)	64.63		
Outstanding at April 30, 2024	3,750	$ 55.37	4.6	$ 12
Exercisable at April 30, 2024	2,617	$ 48.54	3.4	$ 12

We use the Black-Scholes pricing model to calculate the grant-date fair value of a SSAR. The weighted-average grant-date fair values and related valuation assumptions for the SSARS granted during each of the last three years were as follows:

	2022	2023	2024
Grant-date fair value	$ 16.61	$ 20.67	$ 21.69
Valuation assumptions:			
Expected term (years)	7.0	7.0	7.0
Risk-free interest rate	1.0 %	2.7 %	4.1 %
Expected volatility	24.1 %	24.8 %	25.0 %
Expected dividend yield	1.0 %	1.0 %	1.2 %

The expected term is based on past exercise experience for similar awards. The risk-free interest rate is based on zero-coupon U.S. Treasury rates as of the date of grant. Expected volatility and dividend yield are based on historical data, with consideration of other factors when applicable.

PBRSUs. The PBRSUs vest at the end of a three-year performance period that begins on the first day of the fiscal year of grant. For PBRSU granted in fiscal 2022 and 2023, performance is measured in full by comparing the three-year cumulative total shareholder return (TSR) of our Class B common stock to the three-year cumulative TSR of the companies in the Standard & Poor's Consumer Staples Index (the peer group). Beginning with PBRSUs granted in fiscal 2024, performance is measured based in part (50%) on our TSR compared to the TSR of the peer group and in part (50%) on our adjusted operating income growth compared to the adjusted operating income growth of the peer group over the three-year performance period. At the end of the performance period, the number of PBRSUs is adjusted for performance, and then adjusted upward to account for dividends paid during the second and third years of the performance period. The resulting PBRSUs are then converted to common shares.

The following table presents information about PBRSUs outstanding as of April 30, 2024, and for the year then ended.

	Number of PBRSUs (in thousands)	Weighted-Average Fair Value at Grant Date
Outstanding at April 30, 2023	289	$ 76.33
Granted	209	$ 75.70
Adjusted for performance and dividends	(38)	$ 73.56
Converted to common shares	(41)	$ 73.56
Forfeited	(6)	$ 77.12
Outstanding at April 30, 2024	413	$ 76.53

For the portion of the PBRSUs based on adjusted operating income performance, we calculate the grant-date fair value using the closing market price on the underlying stock at the date of grant, discounted for dividends that are not paid on the PBRSUs during the first year of the performance period.

For the portion of the PBRSUs based on TSR, we calculate the grant-date fair value using a Monte Carlo simulation model. The following table shows the assumptions used in the Monte Carlo simulation model to value the awards granted during each of the last three fiscal years.

	2022	2023	2024
Valuation assumptions:			
Risk-free interest rate	0.3 %	2.8 %	4.6 %
Expected volatility	29.1 %	29.8 %	22.2 %
Expected dividend yield	1.0 %	1.0 %	1.2 %
Remaining performance period (years) as of grant date	2.8	2.8	2.8

RSUs. Beginning in fiscal 2024, we grant time-based restricted stock units (RSUs) to certain non-executive employees. Each RSU represents the right to receive one share of Class B common stock. The RSUs vest in three equal amounts at the end of each of the subsequent three fiscal years. Outstanding RSUs are credited with dividend-equivalent RSUs when dividends are paid on our common stock. The grant-date fair value of an RSU is the closing market price of the underlying stock on the grant date. The following table presents information about RSUs outstanding as of April 30, 2024, and for the year then ended.

	Number of RSUs (in thousands)	Weighted-Average Fair Value at Grant Date
Outstanding at April 30, 2023	—	$ —
Granted	89	$ 68.89
Additions for dividend equivalents	1	$ 69.41
Forfeited	(3)	$ 69.17
Outstanding at April 30, 2024	87	$ 68.88

DSUs. DSUs are granted to our non-employee directors. Each DSU represents the right to receive one share of common stock based on the closing price of the shares on the date of grant. Outstanding DSUs are credited with dividend-equivalent DSUs when dividends are paid on our common stock. Each annual grant vests after one year. DSUs are paid out in shares after the completion of a director's tenure on the board plus a six-month waiting period. The director may elect to receive the distribution either in a single lump sum or in ten equal annual installments. As of April 30, 2024, there were approximately 181,000 outstanding DSUs, of which approximately 159,000 were vested.

The grant-date fair value of a DSU is the closing market price of the underlying stock on the grant date. The weighted average grant-date fair values for these awards granted during each of the last three years were as follows:

	2022	2023	2024
Grant-date fair value	$ 67.35	$ 72.10	$ 71.23

Additional information. The pre-tax stock-based compensation expense and related deferred income tax benefits recognized during the last three fiscal years were as follows:

	2022	2023	2024
Pre-tax compensation expense	$ 15	$ 18	$ 25
Deferred tax benefit	2	3	3

As of April 30, 2024, there was $14 of total unrecognized compensation cost related to non-vested stock-based awards. That cost is expected to be recognized over a weighted-average period of 1.6 years. Further information related to our stock-based awards for the last three years is as follows:

	2022	2023	2024
Intrinsic value of SSARs exercised	$ 23	$ 19	$ 12
Fair value of shares vested	7	6	4
Excess tax benefit from exercise / vesting of awards	6	4	2

12. Income Taxes

We incur income taxes on the earnings of our U.S. and foreign operations. The following table, based on the locations of the taxable entities from which sales were derived (rather than the location of customers), presents the U.S. and foreign components of our income before income taxes:

	2022	2023	2024
United States	$ 954	$ 841	$ 917
Foreign	160	176	381
	$ 1,114	$ 1,017	$ 1,298

The income shown above was determined according to GAAP. Because those standards sometimes differ from the tax rules used to calculate taxable income, there are differences between (a) the amount of taxable income and pretax financial income for a year, and (b) the tax bases of assets or liabilities and their amounts as recorded in our financial statements. As a result, we recognize a current tax liability for the estimated income tax payable on the current tax return, deferred tax liabilities (tax on income that will be recognized on future tax returns), and deferred tax assets (tax from deductions that will be recognized on future tax returns) for the estimated effects of the differences mentioned above.

Total income tax expense for a year includes the tax associated with the current tax return (current tax expense) and the change in the net deferred tax asset or liability (deferred tax expense). Our total income tax expense for each of the last three years was as follows:

	2022	2023	2024
Current:			
U.S. federal	$ 205	$ 157	$ 150
Foreign	64	46	81
State and local	18	34	25
	287	237	256
Deferred:			
U.S. federal	1	(4)	16
Foreign	(9)	6	(5)
State and local	(3)	(5)	7
	(11)	(3)	18
	$ 276	$ 234	$ 274

Our consolidated effective tax rate usually differs from current statutory rates due to the recognition of amounts for events or transactions with no tax consequences. The following table reconciles our effective tax rate to the federal statutory tax rate in the United States:

	Percent of Income Before Taxes		
	2022	2023	2024
U.S. federal statutory rate	21.0%	21.0%	21.0 %
State taxes, net of U.S. federal tax benefit	1.0%	2.5%	1.3 %
Income taxed at other than U.S. federal statutory rate	1.3%	3.0%	0.5 %
Prior intercompany sales taxed at higher than current U.S. federal statutory rate	2.0%	1.0%	— %
Tax benefit from foreign-derived sales	(1.8%)	(3.0%)	(1.7)%
Business divestitures	—%	—%	(0.7)%
Adjustments related to prior years	0.7%	(0.5%)	— %
Excess tax benefits from stock-based awards	(0.5%)	(0.3%)	(0.1)%
Tax rate changes	0.4%	—%	0.4 %
Valuation allowance	—%	(1.3%)	0.1 %
Other, net	0.7%	0.6%	0.4 %
Effective rate	24.8%	23.0%	21.2 %

Deferred tax assets and liabilities as of the end of each of the last two years were as follows:

April 30,		2023		2024
Deferred tax assets:				
Postretirement and other benefits	$	75	$	65
Accrued liabilities and other		35		47
Inventories		26		26
Lease liabilities		23		27
Loss and credit carryforwards		62		65
Total deferred tax assets		221		230
Valuation allowance		(14)		(16)
Total deferred tax assets, net of valuation allowance		207		214
Deferred tax liabilities:				
Intangible assets		(323)		(295)
Property, plant, and equipment		(98)		(93)
Right-of-use assets		(23)		(27)
Derivative instruments		(3)		(3)
Equity method investments		—		(37)
Other		(17)		(5)
Total deferred tax liabilities		(464)		(460)
Net deferred tax liability	$	(257)	$	(246)

Details of the loss and credit carryforwards and related valuation allowances as of the end of each of the last two years are as follows:

	April 30, 2023			April 30, 2024		
	Gross Amount	Deferred Tax Asset	Valuation Allowance	Gross Amount	Deferred Tax Asset	Valuation Allowance
U.S.	$ 111	$ 20	$ (6)	$ 110	$ 38 [1]	$ (7)
Foreign	216	42	(8)	161	27 [2]	(9)
	$ 327	$ 62	$ (14)	$ 271	$ 65	$ (16)

[1] As of April 30, 2024, the deferred tax asset amount includes credit carryforwards of $28 that do not expire and loss and credit carryforwards of $10 that expire in varying amounts from 2025 to 2039.
[2] As of April 30, 2024, the deferred tax asset includes loss carryforwards of $25 that do not expire and $2 that expire in varying amounts over the next 10 years.

As of April 30, 2024, we had approximately $1,909 of undistributed earnings from our foreign subsidiaries ($1,617 at April 30, 2023). These earnings have been previously subject to tax, primarily as a result of the 2017 Tax Cuts and Jobs Act. Historically, we have asserted that the undistributed earnings of our foreign subsidiaries are reinvested indefinitely outside the United States. We continue to maintain indefinite reinvestment assertions for most undistributed earnings of our foreign subsidiaries, and no deferred taxes have been provided on the earnings. For undistributed earnings not considered permanently reinvested, deferred tax liabilities have been provided for any applicable income taxes and withholding taxes payable in various countries, which are not significant. We have also asserted that other outside basis differences related to our foreign subsidiaries are reinvested indefinitely and that the determination of any unrecognized deferred tax liabilities is not practicable due to the complexities in the calculations. The other outside basis differences relate primarily to differences between U.S. GAAP and tax basis that arose through purchase accounting. These basis differences could reverse through sales of foreign subsidiaries or other transactions, none of which are considered probable as of April 30, 2024.

At April 30, 2024, we had $14 of gross unrecognized tax benefits, $11 of which would reduce our effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2022	2023	2024
Unrecognized tax benefits at beginning of year	$ 12	$ 14	$ 21
Additions for tax positions provided in prior periods	2	8	1
Additions for tax positions provided in current period	2	3	2
Decreases for tax positions provided in prior years	—	—	(3)
Settlements of tax positions in the current period	—	—	(3)
Lapse of statutes of limitations	(2)	(4)	(4)
Unrecognized tax benefits at end of year	$ 14	$ 21	$ 14

We file federal income tax returns in the United States and also file tax returns in various state, local and foreign jurisdictions. The major jurisdictions where we are subject to examination by tax authorities include the United States, Australia, Brazil, Germany, Korea, Mexico, Netherlands, and the United Kingdom. We have tax years open for examination from 2013 and forward. Various tax examinations are currently in progress in the United States, for both federal and states, and in certain foreign jurisdictions. In the United States, we are participating in the Internal Revenue Service's Compliance Assurance Program for our fiscal 2024 tax year.

We believe there will be no material change in our gross unrecognized tax benefits in the next 12 months.

13. Acquisitions

On November 3, 2022, we acquired the Gin Mare and Gin Mare Capri brands through our purchase of 100% of the equity interests of Gin Mare Brand, S.L.U., a Spanish company, and Mareliquid Vantguard, S.L.U., a Spanish company (the "Gin Mare acquisition"). The acquisition was accounted for as a business combination. The purchase price of the Gin Mare acquisition was $523, which consisted of $468 in cash paid at the acquisition date plus contingent consideration of $55. The purchase price for the Gin Mare acquisition decreased by $1 as a result of certain fair value adjustments to the contingent consideration made during the first half of fiscal 2024, which were primarily a result of changes in the discount rates used to calculate the fair value as of the acquisition date.

We have allocated the purchase price of the Gin Mare acquisition based on management's estimates and independent valuations as follows:

	Prior Allocation[1]	Adjustments	Final Allocation
Trademarks and brand names (indefinite-lived)	$ 307	$ (24)	$ 283
Goodwill	289	17	306
Total assets	596	(7)	589
Deferred tax liabilities	72	(6)	66
Net assets acquired	$ 524	$ (1)	$ 523

[1] As reported in Note 12 to our consolidated financial statements in our 2023 Form 10-K.

The adjustments to the prior Gin Mare purchase price allocation reflect revised valuations for the trademarks and brand names, which were driven by an increase in the discount rates used to calculate fair values as of the acquisition date, partially offset by higher projections of future cash flows. The Gin Mare purchase price allocation was finalized during the second quarter of fiscal 2024.

The contingent consideration of $55 reflects the estimated fair value, at the acquisition date, of contingent future cash payments of up to €90 to the sellers under an "earn-out" provision of the acquisition agreement. We determined the estimated fair value of the contingent consideration using a Monte Carlo simulation, which requires the use of assumptions, such as projected future net sales, discount rates, and volatility rates.

Any contingent consideration earned by the sellers will be payable in cash no earlier than July 2024 and no later than July 2027, depending on when the sellers choose to exercise the right to receive the payment. The amount payable will depend on the achievement of net sales targets for Gin Mare for the latest fiscal year completed prior to the date of exercise by the sellers. The possible payments range from zero to €90 (approximately $89 as of the acquisition date).

At the acquisition date, we also entered into a supply agreement with the sellers for the production and supply of Gin Mare products to us, at market terms, for an initial period of 10 years (subject to subsequent renewal periods).

On January 5, 2023, we acquired the Diplomático and Botucal rum brands through our purchase of (i) 100% of the equity interests of (a) International Rum and Spirits Distributors Unipessoal, Lda., a Portuguese company, (b) Diplomático Branding Unipessoal Lda., a Portuguese company, (c) International Bottling Services, S.A., a Panamanian corporation, and (d) International Rum & Spirits Marketing Solutions, S.L., a Spanish company; and (ii) certain assets of Destilerias Unidas Corp. (the "Diplomático acquisition"). The acquisition was accounted for as a business combination. The purchase price of the Diplomático acquisition consisted of cash of $723 (net of a post-closing working capital adjustment of $4).

We have allocated the purchase price of the Diplomático acquisition based on management's estimates and independent valuations as follows:

	Prior Allocation[1]	Adjustments	Final Allocation
Accounts receivable	$ 11	$ —	$ 11
Inventories	36	(2)	34
Other current assets	25	—	25
Property, plant, and equipment	38	—	38
Trademarks and brand names (indefinite-lived)	312	(29)	283
Goodwill	363	23	386
Other assets	2	—	2
Total assets	787	(8)	779
Accounts payable and accrued expenses	13	1	14
Deferred tax liabilities	45	(5)	40
Other liabilities	2	—	2
Total liabilities	60	(4)	56
Net assets acquired	$ 727	$ (4)	$ 723

[1] As reported in Note 12 to our consolidated financial statements in our 2023 Form 10-K.

The adjustments to the prior Diplomático purchase price allocation reflect revised valuations for the trademarks and brand names, which were driven by an increase in the discount rates used to calculate fair values as of the acquisition date, partially offset by higher projections of future cash flows. The adjustments also reflect certain other immaterial net working capital adjustments. The Diplomático purchase price allocation was finalized during the third quarter of fiscal 2024.

At the acquisition date, we also entered into a supply agreement with the sellers for their production and supply of rum to us, at market terms, for an initial period of 10 years (subject to subsequent renewal periods).

The amounts allocated to trademarks and brand names for each acquisition were estimated using the relief-from-royalty method, which requires the use of significant assumptions, such as net sales, discount rates, and royalty rates.

Goodwill is calculated as the excess of the purchase price over the fair value of the net identifiable assets acquired. The goodwill recorded for each acquisition is primarily attributable to the value of leveraging our distribution network and brand-building expertise to grow sales of the acquired brands. For the Gin Mare acquisition, we expect none of the goodwill of $306 to be deductible for tax purposes. For the Diplomático acquisition, we expect $108 of the goodwill of $386 to be deductible for tax purposes.

In connection with the acquisitions, we recognized transaction expenses of $55 during fiscal 2023. The following table shows the classification of the transaction expenses in the accompanying consolidated statement of operations.

	2023
Selling, general, and administrative expenses	$ 11
Other expense (income), net	44
Total transaction expenses	$ 55

The transaction expenses largely reflect payments made to terminate certain distribution contracts related to the acquired brands.

14. Divestitures

On November 1, 2023, we sold the Finlandia vodka business to Coca-Cola HBC AG for $196 in cash. The net carrying amount of the related business assets and liabilities included in the sale was $100, consisting largely of goodwill and other intangible assets. As a result of the sale, we recognized a pre-tax gain of $92 during fiscal 2024, calculated as follows:

Cash proceeds	$ 196
Net carrying amount of assets and liabilities sold	(100)
Amounts reclassified from AOCI:	
Cumulative translation losses	(30)
Net investment hedge gain (Note 15)	26
Pre-tax gain on divestiture of Finlandia	$ 92

On April 30, 2024, we sold the Sonoma-Cutrer wine business to The Duckhorn Portfolio, Inc.("Duckhorn") in exchange for an ownership percentage of 21.4% in Duckhorn and cash of $50. The net carrying amount of the related business assets and liabilities included in the sale was $142 and consisted of the following:

Inventories	$ 56
Property, plant, and equipment	83
Goodwill	18
Other assets	1
Total assets sold	158
Accounts payable and accrued expenses	3
Deferred tax liabilities	12
Other liabilities	1
Total liabilities sold	16
Net assets sold	$ 142

As a result of the sale, we recognized a pre-tax gain of $175 during the fourth quarter of fiscal 2024, calculated as follows:

Cash proceeds	$ 50
Fair value of equity interest in Duckhorn	267
Total consideration received	317
Net carrying amount of assets and liabilities sold	(142)
Pre-tax gain on divestiture of Sonoma-Cutrer	$ 175

We entered into transition services agreements in connection with the divestitures of both the Finlandia and Sonoma-Cuter businesses.

15. Derivative Financial Instruments and Hedging Activities

We are subject to market risks, including the effect of fluctuations in foreign currency exchange rates, commodity prices, and interest rates. We use derivatives to help manage financial exposures that occur in the normal course of business. We formally document the purpose of each derivative contract, which includes linking the contract to the financial exposure it is designed to mitigate. We do not hold or issue derivatives for trading or speculative purposes.

We use currency derivative contracts to limit our exposure to the foreign currency exchange risk that we cannot mitigate internally by using netting strategies. We designate most of these contracts as cash flow hedges of forecasted transactions (expected to occur within three years). We record all changes in the fair value of cash flow hedges in accumulated other comprehensive income (AOCI) until the underlying hedged transaction occurs, when we reclassify that amount into earnings.

Some of our currency derivatives are not designated as hedges because we use them to partially offset the immediate earnings impact of changes in foreign currency exchange rates on existing assets or liabilities. We immediately recognize the change in fair value of these contracts in earnings.

We had outstanding currency derivatives, related primarily to our euro, British pound, and Australian dollar exposures, with notional amounts for all hedged currencies totaling $747 and $566 at April 30, 2023 and 2024, respectively. The maximum term of outstanding derivative contracts was 24 months at both April 30, 2023 and 2024.

We also use foreign currency-denominated debt to help manage our foreign currency exchange risk. We designate a portion of those debt instruments as net investment hedges, which are intended to mitigate foreign currency exposure related to non-U.S. dollar net investments in certain foreign subsidiaries. Any change in value of the designated portion of the hedging instruments is recorded in AOCI, offsetting the foreign currency translation adjustment of the related net investments that is also recorded in AOCI. The amount of foreign currency-denominated debt designated as net investment hedges was $495 and $497 as of April 30, 2023 and 2024, respectively.

At inception, we expect each financial instrument designated as a hedge to be highly effective in offsetting the financial exposure it is designed to mitigate, and we assess hedge-effectiveness continually. If we determine that any financial instruments designated as hedges are no longer highly effective, we discontinue hedge accounting for those instruments.

We use forward purchase contracts with suppliers to protect against corn price volatility. We expect to take physical delivery of the corn underlying each contract and use it for production over a reasonable period of time. Accordingly, we account for these contracts as normal purchases rather than as derivative instruments.

During fiscal 2024, we reclassified $26 of gains on net investment hedges from AOCI to earnings in connection with the divestiture of Finlandia (Note 14).

The following table presents the pre-tax impact that changes in the fair value of our derivative instruments and non-derivative hedging instruments had on AOCI and earnings during each of the last three years:

	Classification in Statement of Operations	2022	2023	2024
Currency derivatives designated as cash flow hedges:				
Net gain (loss) recognized in AOCI	n/a	$ 76	$ 4	$ 11
Net gain (loss) reclassified from AOCI into earnings	Sales	5	37	12
Net gain (loss) reclassified from AOCI into earnings	Other income (expense), net	2	—	—
Interest rate derivatives designated as cash flow hedges:				
Net gain (loss) recognized in AOCI	n/a	—	(1)	—
Currency derivatives not designated as hedging instruments:				
Net gain (loss) recognized in earnings	Sales	12	(1)	—
Net gain (loss) recognized in earnings	Other income (expense), net	5	16	8
Foreign currency-denominated debt designated as net investment hedge:				
Net gain (loss) recognized in AOCI	n/a	78	3	3
Net gain (loss) reclassified from AOCI to earnings	Gain on business divestitures	—	—	26
Total amounts presented in the accompanying consolidated statements of operations for line items affected by the net gains (losses) shown above:				
Sales		5,081	5,372	5,328
Other income (expense), net		(59)	(119)	(24)

We expect to reclassify $7 of deferred net gains on cash flow hedges recorded in AOCI as of April 30, 2024, to earnings during fiscal 2025. This reclassification would offset the anticipated earnings impact of the underlying hedged exposures. The actual amounts that we ultimately reclassify to earnings will depend on the exchange rates in effect when the underlying hedged transactions occur.

The following table presents the fair values of our derivative instruments as of April 30, 2023 and 2024:

	Balance Sheet Classification	Derivative Assets	Derivative Liabilities
April 30, 2023			
Designated as cash flow hedges:			
Currency derivatives	Other current assets	$ 20	$ (11)
Currency derivatives	Other assets	5	(1)
Currency derivatives	Accrued expenses	—	(1)
Currency derivatives	Other liabilities	—	(1)
Not designated as hedges:			
Currency derivatives	Other current assets	3	—
April 30, 2024			
Designated as cash flow hedges:			
Currency derivatives	Other current assets	11	(2)
Currency derivatives	Other assets	1	(1)
Not designated as hedges:			
Currency derivatives	Accrued expenses	—	(1)

The fair values reflected in the above table are presented on a gross basis. However, as discussed further below, the fair values of those instruments subject to net settlement agreements are presented on a net basis in our balance sheets.

In our statements of cash flows, we classify cash flows related to cash flow hedges in the same category as the cash flows from the hedged items.

Credit risk. We are exposed to credit-related losses if the counterparties to our derivative contracts default. This credit risk is limited to the fair value of the contracts. To manage this risk, we contract only with major financial institutions that have earned investment-grade credit ratings and with whom we have standard International Swaps and Derivatives Association (ISDA) agreements that allow for net settlement of the derivative contracts. Also, we have established counterparty credit guidelines that we monitor regularly. Based on our most recent assessment. we consider our counterparty credit risk to be low.

Our derivative instruments require us to maintain a specific level of creditworthiness, which we have maintained. If our creditworthiness were to fall below that level, then the counterparties to our derivative instruments could request immediate payment or collateralization for derivative instruments in net liability positions. The aggregate fair value of all derivatives with creditworthiness requirements that were in a net liability position was $1 and $1 at April 30, 2023 and 2024, respectively.

Offsetting. As noted above, our derivative contracts are governed by ISDA agreements that allow for net settlement of derivative contracts with the same counterparty. It is our policy to present the fair values of current derivatives (that is, those with a remaining term of 12 months or less) with the same counterparty on a net basis in our balance sheets. Similarly, we present the fair values of noncurrent derivatives with the same counterparty on a net basis. We do not net current derivatives with noncurrent derivatives in our balance sheets.

The following table summarizes the gross and net amounts of our derivative contracts:

	Gross Amounts of Recognized Assets (Liabilities)		Gross Amounts Offset in Balance Sheet		Net Amounts Presented in Balance Sheet		Gross Amounts Not Offset in Balance Sheet		Net Amounts
April 30, 2023									
Derivative assets	$	28	$	(12)	$	16	$	(1)	$ 15
Derivative liabilities		(14)		12		(2)		1	(1)
April 30, 2024									
Derivative assets		12		(3)		9		—	9
Derivative liabilities		(4)		3		(1)		—	(1)

No cash collateral was received or pledged related to our derivative contracts as of April 30, 2023 or 2024.

16. Fair Value Measurements

The following table summarizes the assets and liabilities measured or disclosed at fair value on a recurring basis:

	2023		2024	
April 30,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 374	$ 374	$ 446	$ 446
Currency derivatives	16	16	9	9
Liabilities:				
Currency derivatives	2	2	1	1
Contingent consideration	63	63	69	69
Short-term borrowings	235	235	428	428
Long-term debt (including current portion)	2,678	2,556	2,672	2,468

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We categorize the fair values of assets and liabilities into three levels based on the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are:

- Level 1 − Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 − Observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, or other inputs that are observable or can be derived from or corroborated by observable market data.
- Level 3 − Unobservable inputs supported by little or no market activity.

We determine the fair values of our currency derivatives (forward contracts) using standard valuation models. The significant inputs used in these models, which are readily available in public markets or can be derived from observable market transactions, include the applicable spot exchange rates, forward exchange rates, and interest rates. These fair value measurements are categorized as Level 2 within the valuation hierarchy.

We determine the fair value of long-term debt primarily based on the prices at which identical or similar debt has recently traded in the market and also considering the overall market conditions on the date of valuation. These fair value measurements are categorized as Level 2 within the valuation hierarchy.

The fair values of cash, cash equivalents, and short-term borrowings approximate the carrying amounts due to the short maturities of these instruments.

We determine the fair value of our contingent consideration liability using a Monte Carlo simulation model, which requires the use of Level 3 inputs, such as projected future net sales, discount rates, and volatility rates. Changes in any of these Level 3 inputs could result in material changes to the fair value of the contingent consideration and could materially impact the amount of non-cash expense (or income) recorded each reporting period.

The following table shows the changes in our contingent consideration liability:

Balance as of April 30, 2022	$	—
Acquisition of business (Note 13)		56
Foreign currency translation adjustment		7
Balance as of April 30, 2023		63
Purchase accounting adjustment (Note 13)		(1)
Change in fair value[1]		9
Foreign currency translation adjustment		(2)
Balance as of April 30, 2024	$	69

[1]Classified as "other expense (income), net" in the accompanying consolidated statement of operations.

See Note 13 for additional information about the contingent consideration liability.

We measure some assets and liabilities at fair value on a nonrecurring basis. That is, we do not measure them at fair value on an ongoing basis, but we do adjust them to fair value in some circumstances (for example, when we determine that an asset is impaired). We recognized non-cash impairment charges of $52 and $96 related to the Finlandia brand name during fiscal 2022 and 2023, respectively. The impairment charges were based on the estimated fair value of the brand name, which we determined using the relief-from-royalty method. As discussed in Note 13, we also used the relief-from-royalty method to determine fair values in connection with our accounting for business combinations. The fair value measurements determined using this method are categorized as Level 3 within the valuation hierarchy. No other material nonrecurring fair value measurements were required during the periods presented in these financial statements.

17. Leases

We enter into lease arrangements, which we use primarily for office space, vehicles, and land. Substantially all of our leases are operating leases. Our finance leases are not material.

We record lease liabilities and right-of-use (ROU) assets on our balance sheet for leases with terms exceeding 12 months. We do not record lease liabilities or ROU assets for short-term leases. The amounts recorded for lease liabilities and ROU assets are based on the estimated present value, as of the lease commencement date, of the future payments to be made over the lease term. We calculate the present value using our incremental borrowing rate that corresponds to the term of the lease. We include the effect of an option to renew or terminate a lease in the lease term when it is reasonably certain that we will exercise the option.

Some of our leases contain non-lease components (e.g., maintenance or other services) in addition to lease components. We have elected the practical expedient not to separate the non-lease components from the lease components.

The following table shows information about our leases as of the end of the last two years:

	Balance Sheet Classification	April 30, 2023		April 30, 2024	
Right-of-use assets	Other assets	$	84	$	96
Lease liabilities:					
Current	Accounts payable and accrued expenses	$	22	$	24
Non-current	Other liabilities		63		73
Total		$	85	$	97
Weighted-average discount rate			3.3%		4.2%
Weighted-average remaining term			5.1 years		5.1 years

The following table shows information about the effects of leases during each of the last three years:

	2022		2023		2024	
Total lease cost[1]	$	38	$	38	$	51
Cash paid for amounts included in the measurement of lease liabilities[2]		25		25		29
Right-of-use assets obtained in exchange for new lease liabilities		35		29		38

[1]Consists primarily of operating lease cost. Other components of lease cost were not material.
[2]Classified within operating activities in the accompanying consolidated statements of cash flows.

The following table includes a maturity analysis of future (undiscounted) lease payments and a reconciliation of those payments to the lease liabilities recorded on our balance sheet as of April 30, 2024:

	April 30, 2024	
2025	$	27
2026		23
2027		19
2028		14
2029		11
Thereafter		13
Total lease payments		107
Less: Present value discount		(10)
Lease liabilities	$	97

18. Other Comprehensive Income

The following table presents the components of net other comprehensive income (loss) during each of the last three years:

	Pre-Tax	Tax	Net
Year Ended April 30, 2022			
Currency translation adjustments:			
Net gain (loss) on currency translation	$ (42)	$ (18)	$ (60)
Reclassification to earnings	—	—	—
Other comprehensive income (loss), net	(42)	(18)	(60)
Cash flow hedge adjustments:			
Net gain (loss) on hedging instruments	76	(17)	59
Reclassification to earnings[1]	(7)	1	(6)
Other comprehensive income (loss), net	69	(16)	53
Postretirement benefits adjustments:			
Net actuarial gain (loss) and prior service cost	67	(16)	51
Reclassification to earnings[2]	34	(8)	26
Other comprehensive income (loss), net	101	(24)	77
Total other comprehensive income (loss), net	$ 128	$ (58)	$ 70
Year Ended April 30, 2023			
Currency translation adjustments:			
Net gain (loss) on currency translation	$ 135	$ —	$ 135
Reclassification to earnings	—	—	—
Other comprehensive income (loss), net	135	—	135
Cash flow hedge adjustments:			
Net gain (loss) on hedging instruments	3	(1)	2
Reclassification to earnings[1]	(37)	8	(29)
Other comprehensive income (loss), net	(34)	7	(27)
Postretirement benefits adjustments:			
Net actuarial gain (loss) and prior service cost	(26)	6	(20)
Reclassification to earnings[2]	38	(9)	29
Other comprehensive income (loss), net	12	(3)	9
Total other comprehensive income (loss), net	$ 113	$ 4	$ 117
Year Ended April 30, 2024			
Currency translation adjustments:			
Net gain (loss) on currency translation	$ (16)	$ (1)	$ (17)
Reclassification to earnings[3]	4	6	10
Other comprehensive income (loss), net	(12)	5	(7)
Cash flow hedge adjustments:			
Net gain (loss) on hedging instruments	11	(2)	9
Reclassification to earnings[1]	(12)	3	(9)
Other comprehensive income (loss), net	(1)	1	—
Postretirement benefits adjustments:			
Net actuarial gain (loss) and prior service cost	22	(5)	17
Reclassification to earnings[2]	6	(2)	4
Other comprehensive income (loss), net	28	(7)	21
Total other comprehensive income (loss), net	$ 15	$ (1)	$ 14

[1]For 2022, $(2) of the pre-tax amount of $(7) is classified in other expense (income) in the accompanying consolidated statements of operations. Otherwise, the pre-tax amount for each year is classified as sales.
[2]Pre-tax amount is classified as non-operating postretirement expense in the accompanying consolidated statements of operations.
[3]Pre-tax amount is classified in gain on business divestitures in the accompanying consolidated statements of operations.

19. Supplemental Information

The following table presents net sales by geography:

	2022	2023	2024
United States	$ 1,917	$ 1,968	$ 1,889
Mexico	178	244	290
Germany	228	239	263
Australia	219	221	204
United Kingdom	218	207	185
Other	1,173	1,349	1,348
Total net sales	$ 3,933	$ 4,228	$ 4,178

Net sales are attributed to countries based on where customers are located. See Note 9 for additional information about net sales, including net sales by product category.

Our two largest customers accounted for 14% and 12% of consolidated net sales in 2022; 14% and 12% of consolidated net sales in 2023; and 13% and 11% of consolidated net sales in 2024.

The net book value of property, plant, and equipment located outside the United States was $204 and $255 as of April 30, 2023 and 2024, respectively. Other long-lived assets located outside the United States are not significant.

We have concluded that our business constitutes a single operating segment.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) (our principal executive and principal financial officers), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of fiscal 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures: (a) are effective to ensure that information required to be disclosed by the Company in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms; and (b) include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting. Except as described below, there has been no change in our internal control over financial reporting during the quarter ended April 30, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm. Management's report on our internal control over financial reporting as of April 30, 2024, and our independent registered public accounting firm's report on our internal control over financial reporting are set forth in "Item 8. Financial Statements and Supplementary Data."

Item 9B. *Other Information*

During the three months ended April 30, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

Information on our Executive Officers is included under the caption "Information about Our Executive Officers" in Part I of this report. For the other information required by this item, see the following sections of our definitive proxy statement for the Annual Meeting of Stockholders to be held July 25, 2024 ("2024 Proxy Statement"), which information is incorporated into this report by reference: (a) "Proposal 1: Election of Directors" (for biographical information on directors and family relationships); (b) "Code of Conduct and Code of Ethics for Senior Financial Officers" (for information on our code of ethics); (c) "Selection of Directors" (for information on the procedures by which security holders may recommend nominees to the Company's Board of Directors); (d) "Board Committees" (for information on our Audit Committee), and (e) "Hedging, Derivatives and Short Sale Transactions Prohibited" (for information on our Insider Trading Policy).

Item 11. *Executive Compensation*

For the information required by this item, refer to the following sections of our 2024 Proxy Statement, which information is incorporated into this report by reference: (a) "Compensation Discussion and Analysis"; (b) "Compensation Tables"; (c) "Director Compensation"; (d) "Compensation Committee Interlocks and Insider Participation"; (e) "Compensation Committee Report"; and (f) "Pay Ratio Disclosure."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table summarizes information as of April 30, 2024, about our equity compensation plans under which we have made grants of stock options, stock appreciation rights, restricted stock, market value units, performance units, or other equity awards.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Class A common stockholders	924,961	$55.38	11,269,299

[1]Includes 249,260 Class B common shares to be issued upon exercise of stock-settled stock appreciation rights (SSARs); 83,836 Class B restricted stock units (RSUs); 192,999 Class B performance-based restricted stock units (PBRSUs); 217,867 Class A PBRSUs; 150,658 Class A common deferred stock units (DSUs); and 30,341 Class B common DSUs issued under the Brown-Forman 2004, 2013 Omnibus, and 2022 Omnibus Compensation Plans. SSARs are exercisable for an amount of our common stock with a value equal to the increase in the fair market value of the common stock from the date the SSARs were granted. The fair market value of our common stock at fiscal year-end has been used for the purposes of reporting the number of shares to be issued upon exercise of the 3,753,996 SSARs outstanding at fiscal year-end.

[2]RSUs, PBRSUs and DSUs have no exercise price because their value depends on continued employment or service over time, and are to be settled for shares of Class B common stock. Accordingly, these have been disregarded for purposes of computing the weighted-average exercise price.

For the other information required by this item, refer to the section entitled "Stock Ownership" of our 2024 Proxy Statement, which information is incorporated into this report by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

For the information required by this item, refer to the following sections of our 2024 Proxy Statement, which information is incorporated into this report by reference: (a) "Certain Relationships and Related Transactions"; and (b) "Our Independent Directors."

Item 14. *Principal Accountant Fees and Services*

For the information required by this item, refer to the following sections of our 2024 Proxy Statement, which information is incorporated into this report by reference: (a) "Fees Paid to Independent Registered Public Accounting Firm"; and (b) "Audit Committee Pre-Approval Policies and Procedures."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

		Page
(a)(1)	Financial Statements	
	The following documents are included in Item 8 of this report:	
	Report of Independent Registered Public Accounting Firm (PCAOB ID 42)	52
	Consolidated Statements of Operations	55
	Consolidated Statements of Comprehensive Income	56
	Consolidated Balance Sheets	57
	Consolidated Statements of Cash Flows	58
	Consolidated Statements of Stockholders' Equity	59
	Notes to Consolidated Financial Statements	60
(a)(2)	Financial Statement Schedule:	
	Schedule II – Valuation and Qualifying Accounts	93

We have omitted all other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission either because they are not required under the related instructions, because the information required is included in the consolidated financial statements and notes thereto, or because they do not apply.

(a)(3) *Exhibits:*

The following documents are filed with this report:

Exhibit Index

19	Brown-Forman Corporation Insider Trading policy.
21	Subsidiaries of Brown-Forman Corporation.
23	Consent of Ernst & Young LLP, independent registered public accounting firm.
31.1	CEO Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	CFO Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32	CEO and CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (not considered to be filed).
97	Brown-Forman Corporation's Policy on Recoupment of Incentive Compensation, applicable to executive officers, effective as of October 2, 2023.
101	The following materials from Brown-Forman Corporation's Annual Report on Form 10-K for the fiscal year ended April 30, 2024, in Inline XBRL (eXtensible Business Reporting Language) format: (a) Consolidated Statements of Operations, (b) Consolidated Statements of Comprehensive Income, (c) Consolidated Balance Sheets, (d) Consolidated Statements of Cash Flows, (e) Consolidated Statements of Stockholders' Equity, and (f) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File in Inline XBRL format (included in Exhibit 101).

The following documents have been previously filed:

Exhibit Index

3.1	Restated Certificate of Incorporation of registrant, incorporated into this report by reference to Exhibit 3(i) of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2012, filed on September 5, 2012 (File No. 002-26821).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of registrant, incorporated into this report by reference to Exhibit 3.1 of Brown-Forman Corporation's Form 8-K filed on August 9, 2016 (File No. 001-00123).
3.3	By-laws of registrant, as amended and restated effective January 23, 2024, incorporated into this report by reference to Exhibit 3.1 of Brown-Forman Corporation's Form 8-K filed on January 26, 2024 (File No. 001-00123).
4.1	Description of Brown-Forman Corporation's Class A Common Stock, par value $0.15 per share, and Class B Common Stock, par value $0.15 per share, incorporated into this report by reference to Exhibit 4.1 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2020, filed on June 19, 2020 (File No. 001-00123).
4.2	Description of Brown-Forman Corporation's 1.200% Notes due 2026, incorporated into this report by reference to Exhibit 4.2 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2020, filed on June 19, 2020 (File No. 001-00123).
4.3	Description of Brown-Forman Corporation's 2.600% Notes due 2028, incorporated into this report by reference to Exhibit 4.3 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2020, filed on June 19, 2020 (File No. 001-00123).
4.4	Indenture dated as of April 2, 2007, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, incorporated into this report by reference to Exhibit 4.1 of Brown-Forman Corporation's Form 8-K filed on April 3, 2007 (File No. 002-26821).
4.5	First Supplemental Indenture dated as of December 13, 2010, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, incorporated into this report by reference to Exhibit 4.2 of Brown-Forman Corporation's Form S-3ASR Registration Statement filed on December 13, 2010 (File No. 333-171126).
4.6	Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, incorporated into this report by reference to Exhibit 4.3 of Brown-Forman Corporation's Form S-3ASR Registration Statement filed on June 24, 2015 (File No. 333-205183).
4.7	Form of 1.200% Note due 2026, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on July 8, 2016 (File No. 002-26821).
4.8	Form of 2.600% Note due 2028, incorporated into this report by reference to Exhibit 4.6 of Brown-Forman Corporation's Form 8-K filed on July 8, 2016 (File No. 002-26821).
4.9	Form of 3.500% Note due 2025, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on March 26, 2018 (File No. 001-00123).
4.10	Form of 3.75% Note due 2043, incorporated into this report by reference to Exhibit 4.6 of Brown-Forman Corporation's Form 8-K filed on December 12, 2012 (File No. 002-26821).

Exhibit Index

4.11	Form of 4.00% Note due 2038, incorporated into this report by reference to Exhibit 4.6 of Brown-Forman Corporation's Form 8-K filed on March 26, 2018 (File No. 001-00123).
4.12	Form of 4.500% Notes due 2045, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on June 29, 2015 (File No. 002-26821).
4.13	Form of 4.750% Note due 2033, incorporated into this report by reference to Exhibit 4.5 of Brown-Forman Corporation's Form 8-K filed on March 23, 2023 (File No. 001-00123).
4.14	Officer's Certificate dated December 12, 2012, pursuant to Sections 1.01, 2.02, 3.01, and 3.03 of the Indenture dated as of April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 3.75% Notes due 2043, incorporated into this report by reference to Exhibit 4.3 of Brown-Forman Corporation's Form 8-K filed on December 12, 2012 (File No. 002-26821).
4.15	Officer's Certificate dated June 29, 2015, pursuant to Sections 1.02, 2.02, 3.01 and 3.03 of the Indenture dated as of April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, and the Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 4.500% Notes due 2045, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on June 29, 2015 (File No. 002-26821).
4.16	Officers' Certificate dated July 7, 2016, pursuant to Sections 1.01, 2.02, 3.01, and 3.03 of the Indenture dated as of April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, and the Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 1.200% Notes due 2026 and the 2.600% Notes due 2028, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on July 8, 2016 (File No. 002-26821).
4.17	Officers' Certificate dated March 26, 2018, pursuant to Sections 1.02, 2.02, 3.01, and 3.03 of the Indenture dated April 2, 2007, as supplemented by the First Supplemental Indenture dated as of December 13, 2010, and the Second Supplemental Indenture dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, setting forth the terms of the 3.500% Note due 2025 and the 4.000% Note due 2038, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on March 26, 2018 (File No. 001-00123).
4.18	Officers' Certificate, dated March 23, 2023, pursuant to Sections 1.01, 2.02, 3.01, and 3.03 of the Indenture dated April 2, 2007, as supplemented by the First Supplemental Indenture, dated as of December 13, 2010, and the Second Supplemental Indenture, dated as of June 24, 2015, between Brown-Forman Corporation and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as Trustee, setting forth the terms of the 4.750% Notes due 2033, incorporated into this report by reference to Exhibit 4.4 of Brown-Forman Corporation's Form 8-K filed on March 23, 2023 (File No. 001-00123).
10.1	A description of the Brown-Forman Savings Plan, incorporated into this report by reference to page 10 of Brown-Forman Corporation's definitive proxy statement filed on June 27, 1996, in connection with its 1996 Annual Meeting of Stockholders (File No. 001-00123).*
10.2	Brown-Forman Corporation Nonqualified Savings Plan, incorporated into this report by reference to Exhibit 4.1 of Brown-Forman Corporation's Form S-8 Registration Statement filed on September 24, 2010 (File No. 333-169564).*
10.3	Brown-Forman Corporation 2004 Omnibus Compensation Plan, as amended, incorporated into this report by reference to Exhibit A of Brown-Forman Corporation's definitive proxy statement filed on June 26, 2009, in connection with its 2009 Annual Meeting of Stockholders (File No. 002-26821).*
10.4	2010 Form of Non-Employee Director Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 8-K filed on July 23, 2010 (File No. 002-26821).*
10.5	Brown-Forman Corporation Amended and Restated Supplemental Executive Retirement Plan and First Amendment thereto, incorporated into this report by reference to Exhibit 10(a) of Brown-Forman Corporation's Form 10-K for the year ended April 30, 2010, filed on June 25, 2010 (File No. 002-26821).*
10.6	Second Amendment to the Brown-Forman Corporation Amended and Restated Supplemental Executive Retirement Plan, incorporated into this report by reference to Exhibit 10(a) of Brown-Forman Corporation's Form 10-Q for the quarter ended January 31, 2011, filed on March 9, 2011 (File No. 002-26821).*
10.7	Brown-Forman Corporation Amended and Restated Non-Employee Director Deferred Stock Unit Program, incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 8-K filed on July 26, 2013 (File No. 002-26821).*
10.8	Brown-Forman Corporation 2013 Omnibus Compensation Plan, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 8-K filed on July 26, 2013 (File No. 002-26821).*
10.9	Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.3 of Brown-Forman Corporation's Form 8-K filed on July 26, 2013 (File No. 002-26821).*

Exhibit Index

10.10	Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 8-K filed on August 1, 2016 (File No. 001-00123).*
10.11	Fiscal 2021 Form of Performance-Based Restricted Stock Unit Award Agreement (Class A), incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2020, filed on September 2, 2020 (File No. 001-00123).*
10.12	Fiscal 2021 Form of Performance-Based Restricted Stock Unit Award Agreement (Class B), incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2020, filed on September 2, 2020 (File No. 001-00123).*
10.13	First Amendment to Brown-Forman Corporation Amended and Restated Non-Employee Director Deferred Stock Unit Program, incorporated into this report by reference to Exhibit 10.23 of Brown-Forman Corporation's Form 10-K for the fiscal year ended April 30, 2022, filed on June 17, 2022 (File No. 001-00123).*
10.14	Brown-Forman 2022 Omnibus Compensation Plan, incorporated into this report by reference to Appendix B of Brown-Forman Corporation's definitive proxy statement, filed on June 24, 2022, in connection with its 2022 Annual Meeting of Stockholders (File No. 001-00123).
10.15	Fiscal 2024 Form of Performance-Based Restricted Stock Unit Award Agreement (Class A), incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2023, filed on August 30, 2023.*
10.16	Fiscal 2024 Form of Performance-Based Restricted Stock Unit Award Agreement (Class B), incorporated into this report by reference to Exhibit 10.2 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2023, filed on August 30, 2023.*
10.17	Fiscal 2024 Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, incorporated into this report by reference to Exhibit 10.3 of Brown-Forman Corporation's Form 10-Q for the quarter ended July 31, 2023, filed on August 30, 2023.*
10.18	Securities and Asset Purchase Agreement among Brown-Forman Corporation, and Destillers United Group S.L., and Destilerias Unidas Corp., dated as of October 6, 2022, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 10-Q for the quarter ended October 31, 2022, filed on December 7, 2022 (File No. 001-00123).
10.19	Amendment No. 1 to Securities and Asset Purchase Agreement, dated as of January 4, 2023, by and among Brown-Forman Corporation, Destillers United Group S.L., and Destilerias Unidas Corp, incorporated into this report by reference to Exhibit 10.3 of Brown-Forman Corporation's Form 8-K filed on January 5, 2023 (File No. 001-00123).
10.20	Second Amended and Restated Five-Year Credit Agreement, dated as of May 26, 2023, among Brown-Forman Corporation, any borrowing subsidiaries as may become a party thereto, certain lenders party thereto, and U.S. Bank National Association, as Administrative Agent, incorporated into this report by reference to Exhibit 10.1 of Brown-Forman Corporation's Form 8-K filed on May 30, 2023 (File No. 001-00123).

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* *Indicates management contract, compensatory plan, or arrangement.*

Item 16. *Form 10-K Summary*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BROWN-FORMAN CORPORATION
(Registrant)



/s/ Lawson E. Whiting

By: Lawson E. Whiting

President and Chief Executive Officer


Date: June 14, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on June 14, 2024, as indicated.

Signature	**Title**
/s/ Campbell P. Brown Campbell P. Brown	Director, Chair of the Board
/s/ Lawson E. Whiting Lawson E. Whiting	Director, President and Chief Executive Officer of the Company (Principal Executive Officer)
/s/ Elizabeth M. Brown Elizabeth M. Brown	Director
/s/ Stuart R. Brown Stuart R. Brown	Director
/s/ Mark A. Clouse Mark A. Clouse	Director
/s/ Marshall B. Farrer Marshall B. Farrer	Director
/s/ Michael J. Roney Michael J. Roney	Director
/s/ Jan E. Singer Jan E. Singer	Director
/s/ Tracy L. Skeans Tracy L. Skeans	Director

Signature	Title
/s/ Elizabeth A. Smith	Director
Elizabeth A. Smith	
/s/ Michael A. Todman	Director
Michael A. Todman	
/s/ Leanne D. Cunningham	Executive Vice President and Chief Financial Officer
Leanne D. Cunningham	(Principal Financial Officer)
/s/ Kelli N. Brown	Senior Vice President and Chief Accounting Officer
Kelli N. Brown	(Principal Accounting Officer)

Brown-Forman Corporation and Subsidiaries
Schedule II – Valuation and Qualifying Accounts
For the Years Ended April 30, 2022, 2023, and 2024
(Expressed in millions)

Col. A	Col. B	Col. C(1)	Col. C(2)	Col. D	Col. E
Description	**Balance at Beginning of Period**	**Additions Charged to Costs and Expenses**	**Additions Charged to Other Accounts**	**Deductions**	**Balance at End of Period**
2022					
Allowance for doubtful accounts	$ 7	$ 7	$ —	$ 1 [1]	$ 13
Deferred tax valuation allowance	$ 20	$ 8	$ —	$ 1	$ 27
2023					
Allowance for doubtful accounts	$ 13	$ —	$ —	$ 6 [1]	$ 7
Deferred tax valuation allowance	$ 27	$ 4	$ —	$ 17	$ 14
2024					
Allowance for doubtful accounts	$ 7	$ 1	$ —	$ —	$ 8
Deferred tax valuation allowance	$ 14	$ 2	$ 2	$ 2	$ 16

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[1] Doubtful accounts written off, net of recoveries.

Corporate
INFORMATION

Corporate Headquarters
850 Dixie Highway / Louisville, Kentucky 40210 / (502) 585-1100
www.brown-forman.com / brown-forman@b-f.com

Listed
New York Stock Exchange — BFA/BFB

Stockholders
As of April 30, 2024, there were 2,347 holders of record of Class A Common Stock and 4,401 holders of record of Class B Common Stock. Stockholders reside in 50 states and in 14 foreign countries.

**Registrar, Transfer Agent,
and Dividend Disbursing Agent**
Computershare
web.queries@computershare.com
(866) 622-1917 (U.S., Canada, Puerto Rico)
(781) 575-4735 (International)
Correspondence: P.O. Box 43006 / Providence, RI 02940-3006
Overnight Correspondence: 150 Royall St Suite 101,
Canton, MA 02021

Employees
As of April 30, 2024, Brown-Forman employed approximately 5,700 employees, excluding those employed on a part-time or temporary basis. Brown-Forman Corporation is committed to equality of opportunity in all aspects of employment. It has been, and will continue to be, the policy of Brown-Forman to provide full and equal employment opportunities to all employees and potential employees without regard to race, color, religion, national or ethnic origin, veteran status, age, gender, gender identity or expression, sexual orientation, genetic information, physical or mental disability, or any other legally protected status. It is also the policy of Brown-Forman to take affirmative action to employ and to advance in employment all persons regardless of race, color, religion, national or ethnic origin, veteran status, age, gender, gender identity or expression, sexual orientation, genetic information, physical or mental disability, or any other legally protected status, and to base all employment decisions only on valid job requirements. This policy applies to all terms, conditions, and privileges of employment, such as those pertaining to selection, training, transfer, promotion, compensation, and educational assistance programs.

Form 10-K
Our 2024 Form 10-K is included with this 2024 Integrated Annual Report in its entirety, except for exhibits. Interested stockholders may obtain without charge a copy of our 2024 Form 10-K, or a copy of any exhibit, upon written request to: Investor Relations, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210. The 2024 Form 10-K can also be downloaded from the company's website at www.brown-forman.com. Click on the "Investors" section of the website and then on Financial Reports & Filings to view the 2024 Form 10-K and other important documents.

Forward-Looking Statements
The 2024 Integrated Annual Report and the embedded electronic content referenced herein contain "forward-looking statements" as defined under U.S. federal securities laws. By their nature, forward-looking statements involve risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For a description of these risks and uncertainties, please see "Forward-Looking Statement Information," which precedes Part I, Item 1, Business, as well as Item 1A, Risk Factors, of the 2024 Form 10-K included with this 2024 Integrated Annual Report.

Use of Non-GAAP Financial Information
Certain matters discussed in this 2024 Integrated Annual Report include measures not derived in accordance with generally accepted accounting principles ("GAAP"), including "return on average invested capital" and organic changes in income statement line items. Reconciliations of these measures to the most closely comparable GAAP measures, and reasons for the company's use of these measures, are presented in Part II, Item 7, around "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures" of the Form 10-K included with this 2024 Integrated Annual Report.

Independent Registered Public Accounting Firm
Ernst & Young LLP

Stock Performance Graph
This graph compares the cumulative total shareholder return of our Class B Common Stock against the total return of the Standard & Poor's (S&P) 500 Index and the S&P 500 Consumer Staples Index. The graph assumes $100 was invested on April 30, 2019, and that all dividends were reinvested. The cumulative returns shown on the graph represent the value that these investments would have had on April 30 in the years since 2019.

Indexed Total Shareholder Return
as of April 30, 2024, dividends reinvested

	2019	2020	2021	2022	2023	**2024**
● Brown-Forman Corporation	$100	$118	$146	$132	$129	**$ 96**
● S&P 500 Index	$100	$101	$147	$148	$151	**$186**
● S&P 500 Consumer Staples Index	$100	$104	$127	$148	$152	**$155**

Environmental Stewardship
As a responsible corporate citizen, Brown-Forman is committed to environmental sustainability. Our efforts focus primarily on climate action, water stewardship, circular economy, and supply chain. This 2024 Integrated Annual Report is printed on FSC®-certified paper.





850 Dixie Highway
Louisville, Kentucky 40210

Brown-Forman.com